PROSPECTUS
                                                Filed pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-66953


                                 BRADLEES, INC.

                        7,267,424 Shares of Common Stock

                             BRADLEES STORES, INC.

                      $36,000,000 of 9% Convertible Notes

  Bradlees, Inc. and its subsidiary companies operate discount department stores in the Northeast through Bradlees, Inc.'s subsidiary, Bradlees Stores, Inc. The Securities being offered by this Prospectus were issued by us under the terms of our bankruptcy reorganization.

  This Prospectus relates to:

  .  7,267,424 shares of Common Stock of Bradlees, Inc.;

  . $36,000,000 of 9% Convertible Notes issued by Bradlees Stores, Inc. and the Common Stock issuable upon conversion of the Convertible Notes; and

  . The guarantee by Bradlees, Inc. and New Horizons of Yonkers, Inc. of the 9% Convertible Notes.

  We are registering these securities on behalf of the Selling Securityholders. The Selling Securityholders received these securities, directly or indirectly, pursuant to our Plan of Reorganization in exchange for the cancellation of various indebtedness owed by us to them. We are not selling any of these securities and we will not receive any proceeds from the sale of these securities. The Selling Securityholders may offer these securities through public or private transactions, on the Nasdaq National Market, at prevailing prices or at privately negotiated prices. The registration of these securities does not necessarily mean that any Selling Securityholder will actually sell such securities.

  The Common Stock offered by this Prospectus is listed on the Nasdaq National Market under the symbol "BRAD." On June 4, 1999, the last reported sale price of our Common Stock was $10.17 per share.

  Our principal executive offices are located at One Bradlees Circle, Braintree, Massachusetts 02184. Our telephone number is (781) 380-3000.

                                  -----------

  Investing in these securities involves certain risks. See "Risk Factors" beginning on page 8.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                  -----------

                  The date of this Prospectus is June 25, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PROSPECTUS SUMMARY........................................................    2
 The Company..............................................................    2
 The Offering.............................................................    3
 Summary Financial Data...................................................    6
RISK FACTORS..............................................................    8
 Economic and Industry Risks..............................................    8
  Competition.............................................................    8
  Concentration in the Northeast..........................................    8
  Merchandising Strategy Must Successfully Evolve.........................    8
  Labor Negotiations......................................................    9
 Financial Risks..........................................................    9
  High Leverage...........................................................    9
  History of Losses.......................................................    9
  Restrictions Imposed by the Terms of the BankBoston Facility............    9
  Risk to Continuing Operations if Covenants Not Met......................   10
  Limitations on Future Growth............................................   10
  Liquidity...............................................................   10
  Assets Pledged as Collateral under the BankBoston Facility..............   11
 Post-Bankruptcy Risks....................................................   11
  Recent Emergence from Chapter 11 Proceedings............................   11
  Fresh Start Reporting May Make Financial Statements Difficult to
   Compare................................................................   11
  Determination of Equity Value...........................................   11
  Tax Consequences of the Plan of Reorganization; Potential Loss of
   Certain Tax Attributes.................................................   12
 Risks Related to the Securities..........................................   12
  Limited Market for Common Stock and Notes...............................   12
  Restrictions on Common Stock Dividends..................................   13
  Future Stock Issuances Can Dilute Current Owners........................   13
  The Guarantors Do not Have Significant Separate Assets..................   13
  Fraudulent Conveyance Matters...........................................   13
 Miscellaneous Business Risks.............................................   13
  Dependence on key personnel.............................................   13
  Potential Year 2000 Liability...........................................   14
  Change of Control not Restricted........................................   15
  Board of Directors May Change...........................................   15
THE COMPANY...............................................................   16
 General..................................................................   16
 Background to Our Bankruptcy Reorganization..............................   16
 The Plan of Reorganization...............................................   16
USE OF PROCEEDS...........................................................   21
MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY..........................   21
CAPITALIZATION............................................................   22
SELECTED FINANCIAL DATA...................................................   23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS...............................................................   28
 Results of Operations....................................................   28
 1998 Compared to 1997....................................................   30
 1997 Compared to 1996....................................................   31
 Liquidity and Capital Resources..........................................   32
 Year 2000 Readiness Disclosure...........................................   33
 Quantitative and Qualitative Disclosure About Market Risk................   34

                                      (i)

BUSINESS....................................................................  35
 Company Overview...........................................................  35
 Employees and Collective Bargaining Arrangements...........................  36
 Competition................................................................  36
 Patents, Trademarks and Licenses...........................................  37
 Seasonality................................................................  37
 Credit Facility............................................................  37
 Further Information........................................................  38
 Facilities.................................................................  38
 Legal Proceedings..........................................................  39
MANAGEMENT..................................................................  40
 Directors and Executive Officers...........................................  40
 Board of Directors of Bradlees, Inc. and Its Committees....................  42
 Board of Directors of Bradlees Stores, Inc.................................  43
 Board of Directors of New Horizons of Yonkers, Inc. .......................  43
 Summary Compensation Table.................................................  44
 Corporate Bonus Plan.......................................................  45
 Enterprise Appreciation Incentive Plan.....................................  45
 Management Emergence Bonus Plan............................................  45
 Severance Program..........................................................  46
 Stock Option Plan for Key Employees........................................  46
 Retirement Plans...........................................................  47
 Compensation of Directors..................................................  48
 Employment Agreement with Peter Thorner....................................  48
 Compensation Committee Interlocks and Insider Participation................  48
PRINCIPAL STOCKHOLDERS......................................................  49
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..............................  51
 Other Transactions.........................................................  51
 Company Policy.............................................................  51
SELLING SECURITY HOLDERS....................................................  51
PLAN OF DISTRIBUTION .......................................................  52
 Type of Transactions.......................................................  52
 Price of Transaction; Fees.................................................  52
SHARES ELIGIBLE FOR FUTURE SALE.............................................  53
TERMS OF OUTSTANDING INDEBTEDNESS...........................................  53
 Credit Agreement...........................................................  53
 CAP Notes..................................................................  54
 Cure Notes.................................................................  55
 Tax Notes..................................................................  55
 Vendor Lien................................................................  55
DESCRIPTION OF THE 9% CONVERTIBLE NOTES.....................................  55
 General....................................................................  55
 Ranking....................................................................  56
 Redemption.................................................................  56
 Limitations on Mergers and Consolidation...................................  57
 Limitation on Indebtedness.................................................  57
 Guarantees.................................................................  57
 Events of Default, Notice and Waiver.......................................  58
 Modification of the Indenture..............................................  59
 Collateral.................................................................  60
 Conversion.................................................................  61
 Governing Law..............................................................  61

                                      (ii)

 The Trustee................................................................  61
 Authentication.............................................................  61
DESCRIPTION OF CAPITAL STOCK................................................  62
 General....................................................................  62
 Authorized and Outstanding Capital Stock...................................  62
 Certain Provisions of the Articles and By-laws of Bradlees, Inc............  62
 Massachusetts Anti-takeover Laws...........................................  64
 Certain Provisions of the Articles and By-laws of Bradless Stores, Inc. ...  64
 Transfer Agent and Registrar...............................................  65
 Listing....................................................................  65
LEGAL MATTERS...............................................................  65
EXPERTS.....................................................................  65
ADDITIONAL INFORMATION......................................................  65
INDEX TO FINANCIAL STATEMENTS............................................... F-1

                                     (iii)

                           FORWARD-LOOKING STATEMENTS

   Certain statements incorporated by reference or made in this prospectus under the captions "Prospectus Summary," "Risk Factors" and "The Company," and elsewhere in this Prospectus are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. When we use the words "anticipate," "assume," "believe," "estimate," "expect," "intend," and other similar expressions in this Prospectus, they are generally intended to identify forward-looking statements. In connection with such forward-looking statements, you should consider that they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the following:

    . international, national, regional and local economic and political conditions;

    . demographic changes;

    . competition;

    . unfavorable changes in interest rates;

    . unfavorable weather conditions;

    . loss of significant vendors;

    . availability of adequate overseas transportation;

    . liability and other claims asserted against us;

    . fluctuations in operating results;

    . increased costs of key resources;

    . continued acceptance of merchandising and marketing initiatives;

    . changes in consumer spending and shopping habits;

    . availability of new store sites;

    . changes in import duties, tariffs and quotas;

    . changes in business strategy;

    . the ability to negotiate mutually acceptable collective bargaining agreements; and

    . the ability to attract and retain qualified personnel.

   We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of these forward-looking statements contained herein to reflect subsequent events or developments.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this Prospectus. It is not complete and may not contain all of the information that you should consider before investing in the Securities. You should read the entire Prospectus carefully, including the "Risk Factors" section and the financial statements and the notes to those statements.

                                  The Company

Background

   Bradlees, Inc. and its subsidiary companies operate discount department stores in the Northeast through Bradlees, Inc.'s subsidiary, Bradlees Stores, Inc. (collectively, the "Company"), primarily in the Boston to Philadelphia corridor. We have been active in the discount department store business for over 40 years.

   On June 23, 1995, we filed a petition for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11"). On February 2, 1999, we completed our reorganization and emerged from bankruptcy. In connection with our reorganization, we took significant steps to improve our operations, including:

 .  Recruiting an experienced management team;
 .  Reintroducing basic convenience and commodity products that our customers expect us to carry;
 .  Revising our pricing policies to increase customer traffic;
 .  Revising our marketing strategy to reduce costly and inefficient advertising and promotional events; and
 .  Reducing costs by improving operating efficiencies.

Business Strategy

   We are focusing on three core product lines:

   1. Moderately-priced basic and casual apparel;
   2. Basic and fashion items for the home; and
   3. Edited assortments of frequently purchased convenience and commodity products.

   We believe we can strategically leverage our traditional strengths in the fashion and quality of our apparel and decorative home product offerings while driving customer traffic with selected hardlines merchandise.

The Reorganization

   We were compelled to seek the protection of the Bankruptcy Court on June 23, 1995. While in Chapter 11, we continued to manage our affairs as a debtor-in-possession.

   On October 5, 1998, the first Amended Disclosure Statement relating to our plan of reorganization was approved by the Bankruptcy Court (the "Plan of Reorganization"). The Plan of Reorganization, as subsequently modified, was confirmed by the Bankruptcy Court on January 27, 1999 and became effective on February 2, 1999 (the "Effective Date").

   In connection with our reorganization in bankruptcy and our related operational restructuring, all of the equity interests in Bradlees, Inc. that existed immediately prior to the Effective Date were canceled. In addition, we canceled certain indebtedness that existed prior to our entering bankruptcy. Our Plan of Reorganization provided that certain holders of this canceled indebtedness receive an equity interest in the reorganized company and/or 9% Convertible Notes issued by Bradlees Stores, Inc. which pay interest at the rate of 9% per annum and are convertible into our common stock after February 2, 2000. In connection with the issuance of these securities, we are registering the resale of the securities received by certain of our creditors under the Plan of Reorganization. This Prospectus is part of the Registration Statement we agreed to file. See "The Company--The Plan of Reorganization."

                                  The Offering

   The principal terms of the Common Stock and 9% Convertible Notes (collectively, the "Securities") are summarized below. For a more complete description, see "Description of Capital Stock" and "Description of the 9% Convertible Notes." The Selling Securityholders will receive all of the proceeds from the sale of the Securities offered hereby. We will not receive any proceeds from this Offering.

Common Stock:

 Issuer........................ Bradlees, Inc.
 Securities Offered (1)........ 7,267,424 shares of Common Stock.
 Common Stock outstanding (2).. 9,694,224 shares of Common Stock.
 Voting Rights................. Each share of Common Stock has one vote.
 Listing....................... We have listed the common stock offered by this
                                Prospectus on the Nasdaq National Market.
 Trading Symbol................ BRAD

--------
(1) Under the terms of the Plan of Reorganization, the number of shares issued to the Selling Stockholders varies with the amount of general unsecured claims allowed. The Securities Offered and Common Stock Outstanding assumes that the amount of the general unsecured claims allowed are not less than $225 million and the number of shares issued to the Selling Securityholders is not more than 7,267,424. Excludes an indeterminate number of shares issuable upon conversion of the 9% Convertible Notes. Since the number of shares of Common Stock issuable upon conversion of the 9% Convertible Notes varies as the market price of the Common Stock changes, it is impossible at this time to determine how many shares may be issued upon conversion of the 9% Convertible Notes.
(2) There were 9,694,224 shares of common stock outstanding as of June 4, 1999. We expect to issue additional shares of common stock to creditors under the Plan of Reorganization as their claims are resolved. We currently expect that a total of 10,225,711 shares will be issued under the Plan of Reorganization. The 10,225,711 shares exclude 1,000,000 shares of Common Stock reserved for issuance upon exercise of outstanding warrants as of February 2, 1999 (the "Warrants") with an exercise price of $7.00 per share and 877,500 shares of Common Stock issuable upon exercise of employee options which have been granted. 750,000 options were granted to senior management on April 15, 1999 at an exercise price of $4.22 per share and an additional 127,500 options were granted to other members of management on April 28, 1999 at an exercise price of $7.13 per share. Also excludes all shares of Common Stock issuable upon conversion of the 9% Convertible Notes.

9% Convertible Notes:

Issuer......................  Bradlees Stores, Inc.

                              We agreed to issue not more than $40,000,000
Securities Offered..........  aggregate principal amount of 9% Convertible
                              Notes, of which $36,000,000 was originally registered pursuant to the Registration Statement of which this prospectus is a part. On the Effective Date, we made a pre-payment of $11.0 million on the 9% Convertible Notes and issued $28,995,000 of 9% Convertible Notes. The Registration Statement of which this prospectus forms a part relates to $24,022,000 aggregate principal amount of the 9% Convertible Notes issued on the Effective Date after taking into account the pre-payment.

Interest Rate...............  The 9% Convertible Notes bear interest at a rate of 9% per annum. Interest has been accruing from the date we issued the Notes and is payable semi-annually in arrears on each January 1 and July 1, commencing July 1, 1999.

Guarantors..................  The 9% Convertible Notes are guaranteed by
                              Bradlees, Inc., which owns all of the outstanding capital stock of Bradlees Stores, Inc. and New Horizons of Yonkers, Inc., a wholly-owned subsidiary of Bradlees Stores, Inc. If Bradlees Stores, Inc. cannot make payments on the 9% Convertible Notes when they are due, Bradlees, Inc. and

                              New Horizons of Yonkers, Inc. must make them instead. The guarantee by Bradlees, Inc. is subordinated to the guarantee by Bradlees, Inc. of our credit facility and the guarantee by New Horizons of Yonkers, Inc. is subordinated to the guarantee by New Horizons of Yonkers, Inc. of our credit facility.

Liens.......................  The 9% Convertible Notes are secured by (i) a first priority lien on our leasehold interest in our Yonkers, New York store, which we are seeking to sell and leaseback (and the net proceeds we receive upon its disposition), (ii) under certain circumstances and subject to certain limitations, first priority liens on our leasehold interests in our Danbury, Connecticut, Norwalk, Connecticut and Saddle Brook, New Jersey stores, (as well as the net proceeds we receive upon their disposition(s), none of which we are currently seeking to sell), and (iii) a first priority pledge of all of the outstanding capital stock of New Horizons of Yonkers, Inc. We have agreed with the holders of the 9% Convertible Notes that if we have not disposed of our leasehold interest in our Yonkers, New York store by July 31, 1999, the Trustee may market and sell such leasehold interest and the Trustee may take title to all of the outstanding capital stock of New Horizons of Yonkers, Inc. In either such event, it is expected that the Trustee or its representative will continue to actively seek to sell such leasehold interest. The net proceeds realized upon a sale (by us, the Trustee or its representative) of the Yonkers, New York leasehold interest will be paid to the holders of the 9% Convertible Notes as a prepayment. The disposition of our leasehold interest in the Yonkers, New York store is subject to Bankruptcy Court approval. On May 20, 1999, the Bankruptcy Court approved a binding letter of intent between New Horizons and AFC Realty Capital, Inc. ("AFC") for a sale and leaseback of the Yonkers, New York store lease. Under this agreement, expected to be consummated by the end of July, 1999 following completion of AFC's financing arrangements,
                              New Horizons will sell its lease interest in that store for $17.5 million and leaseback the store in exchange for annual incremental payments of $2.6 million over the remainder of the lease term, including option periods, which totals 35 years. The store will continue in business as a Bradlees store and the expected net proceeds of $17.2 million after certain estimated fees and expenses will be used to pay down the Notes. In addition, pursuant to the Plan of Reorganization we have modified the termination date and certain other provisions of our lease for our Union Square, New York store in exchange for a payment upon the Effective Date of $11.0 million by the landlord. This payment was applied as a pre-payment to the 9% Convertible Notes.

Conversion..................  The 9% Convertible Notes are convertible any time after the first anniversary of the Effective Date into shares of our Common Stock. The conversion price will initially be the average closing price of our Common Stock during the twenty business days preceding the first anniversary of the Effective Date.

Listing.....................  We do not intend to apply for listing of the 9%
                              Convertible Notes on any securities exchange or authorization for quotation on the NASDAQ system. We do not expect that an active trading market will develop for the 9% Convertible Notes.

Agreement with Respect to
 certain of the Notes.......  On May 20, 1999, we entered into an agreement with the holders of $20.7 million, or
                              approximately 71%, of the $29.0 million
                              outstanding Notes (the "Discount Option
                              Noteholders") . Under the agreement, which is subject to definitive documentation, we can repurchase the outstanding Notes expected to be held by the Discount Option Noteholders after the paydown from the Yonkers sale/leaseback proceeds (the "Discount Option Notes"). The purchase price is equal to 86% of the outstanding principal amount, plus accrued interest, exercisable for a one-month time period from December 1, 1999 through December 31, 1999 (the "Discount Option"). We can repurchase the Discount Option Notes each month thereafter, but the discount will decrease by 1% per month such that the discount will be fully eliminated by January 31, 2001. In consideration of the Discount Option, we have agreed to pay the Discount Option Noteholders a premium on the closing date of the grant of the Discount Option equal to 0.5% of the outstanding principal amount of the Discount Option Notes, grant the Discount Option Noteholders second priority leasehold mortgages on the Additional Collateral (as defined below, and subject to substitution in certain circumstances), and provide a put option exercisable on or after February 3, 2003 to sell the Discount Option Notes to us at a price equal to the then outstanding principal amount of the Discount Option Notes, plus accrued interest. In accordance with applicable SEC rules, we intend to offer to enter into similar agreements with all of the other Noteholders and complete the offer by the end of July, 1999. Both the sale/leaseback transaction and this transaction with the Discount Option Noteholders require the consent of the lenders under the BankBoston Facility. Based on discussions to date with such lenders, we believe we will receive such consent.

                             Summary Financial Data
                     (In thousands, except per share data)

  The summary financial data set forth below presents historical and pro forma financial information of the Company. The financial information for the thirteen weeks ended May 1, 1999 and May 2, 1998 was derived from the unaudited condensed consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal adjustments necessary for a fair presentation of the results for the interim periods. The results for the thirteen weeks ended May 1, 1999 are not necessarily indicative of results expected for the full year. Fiscal year 1998 refers to the 52 weeks ended January 30, 1999, fiscal year 1997 refers to the 52 weeks ended January 31, 1998 and fiscal year 1996 refers to the 52 weeks ended February 1, 1997. The summary information should be read in conjunction with the financial statements and related notes thereto appearing elsewhere in this Prospectus, "Unaudited Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Since fresh-start reporting has been reflected in the selected financial data as of May 1, 1999 and for the interim period then ended and as of January 30, 1999, the selected financial data for those periods are not comparable in certain material respects to the selected financial data for the other periods presented. Accordingly, a black line has been drawn between the reorganized Bradlees' (the "Registrant") selected financial data and the pre-emergence Bradlees' ("the Predecessor") selected financial data.

                                         Fiscal Year
                         ----------------------------------------------
                                 1998                                        13 Weeks Ended
                         ----------------------                          -----------------------
                                        Pro
                         Historical   Forma(a)      1997        1996     May 1, 1999 May 2, 1998
                         ----------  ----------  ----------  ----------  ----------- -----------
                                 (in thousands, except ratio and per share amounts)
                                         Predecessor                     Registrant  Predecessor
                         ----------------------------------------------  ----------- -----------
Statement of Operations
 Data:
Net sales............... $1,337,197  $1,322,875  $1,344,444  $1,561,718   $315,275    $283,871
Gross margin............    393,103     389,624     396,357     434,067     88,162      79,670
Operating expenses(b)...    397,297     387,854     407,003     532,496    104,761      98,328
Operating income
 (loss).................     (4,194)      5,929     (10,646)    (98,429)   (16,599)    (18,658)
Fresh-start revaluation
 charge.................    108,428           -           -           -          -           -
Income (loss) before
 income taxes and
 extraordinary items....   (133,753)    (26,494)    (22,557)   (218,759)   (23,481)    (24,653)
Income taxes............          -           -           -           -          -           -
Extraordinary gain on
 debt discharge.........    419,703           -           -           -          -           -
Net income (loss)....... $  285,950  $  (22,094) $  (22,557) $ (218,759)  $(23,481)   $(24,653)
Loss per share:
 Basic and diluted......          *  $    (2.16) $    (1.98) $   (19.17)  $  (2.30)   $ (2.18)
Shares used for
 computation:
 Basic and diluted......          *      10,226      11,365      11,412     10,226      11,311
Ratio of earnings to
 fixed charges(c).......          -           -           -           -          -           -

                                                    January 30,     May 1,
                                                       1999          1999
                                                    -----------    --------
                                                         Registrant
                                                    -----------------------
Balance Sheet Data:
Working capital....................................  $ (7,818)(d)  $(26,021)(d)
Total assets.......................................   463,751       487,452
Long-term debt, less current maturities............    59,464        58,415
Total stockholders equity(e).......................  $ 55,000      $ 31,637

--------
 * Earnings per share was not presented for 1998 because such presentation would not be meaningful. The old stock was cancelled under the Plan of Reorganization and the new stock was issued following consummation of the Plan.
(a) Pro forma information gives effect to the consummation of the Plan of Reorganization, including adjustments for fresh-start reporting. Pro forma unaudited consolidated statement of operations data for fiscal year 1998 is presented as if the Plan of Reorganization was consummated on January 31, 1998. See "Unaudited Pro Forma Consolidated Financial Information." These amounts are presented for informational purposes only and do not purport to represent what the Company's results of operations would have been if consummation of the Plan of Reorganization had actually occurred on such date. Pro forma earnings per share was computed based on an estimated weighted average number of common shares outstanding during the applicable period assuming that the Plan of Reorganization was effective on January 31, 1998.

(b) Net of other operating income.
(c) For the periods presented above, earnings were insufficient to cover fixed charges by the amount of the respective loss before income taxes and extraordinary items. As used herein, "earnings" consists of income (loss) before taxes plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense including amortization of debt issuance costs, capitalized interest and a portion of rent expense which is deemed to be representative of an interest factor.
(d) Includes accrued bankruptcy expenses of $8.4 million at January 30, 1999 and $5.5 million at May 1, 1999.
(e) See "Risk Factors--Post Bankruptcy Risks--Determination of Equity Value."

                                  RISK FACTORS

   You should carefully consider the following factors and other information in this Prospectus before deciding to invest in any of the Securities being offered by the Selling Securityholders.

Economic and Industry Risks

Competition

   The discount retail business is highly competitive, and many of our competitors have greater resources than we do. We compete against national companies, such as Wal-Mart Stores, Inc., Target Stores and Kmart Corp. and regional companies such as Ames Department Stores. Caldor Corp., a major competitor prior to April 1999 and in bankruptcy since 1995, has closed all of its stores and has begun to liquidate its assets. Kohl's, a department store chain, Kmart, Wal-Mart and Ames have purchased some of the Caldor stores. We have also purchased two of the Caldor stores. See "Risk Factors--Limitations on Future Growth." It is expected that Bradlees' business in competing locations will be at least temporarily affected at the time those purchased stores are reopened. Certain of the purchased Caldor stores are not expected to open until the Spring of 2000. Consumers choose among these companies based upon a number of factors, including price, location, product quality, merchandise selection, advertising and service. Other factors in the competition for consumers are generally beyond our control. These factors include:

   . consumer preferences;
   . changes in style; and
   . population trends.

   If we fail to compete successfully, customer traffic could be reduced, which would negatively impact sales and profits. In addition, while we believe that we are pursuing the proper merchandising and marketing strategies that will allow us to compete effectively in our operating areas, we can not make assurances that these strategies will further improve our performance, or that such strategies will remain valid in the future.

Concentration in the Northeast

   Our stores are located exclusively in the Northeast. This makes us more susceptible to local and regional economic downturns than some of our competitors who are nationally diversified. As with our competitors, we are subject to a national economic downturn. Any economic downturn affecting us might cause consumers to reduce their spending, impacting our sales. In addition, our business is seasonal in nature, with a significant portion of our sales occurring in the fourth quarter, which includes the pivotal holiday selling season. If sales for the holiday selling season decline because of a regional or national economic downturn, or for any other reason, our sales and profits will be negatively impacted.

   In addition, the Northeast is generally a more expensive area of the country in which to own and operate stores. Since we are concentrated in the Northeast, we face higher average costs of operating stores than our national competitors.

Merchandising Strategy Must Successfully Evolve

   Our profitability is dependent upon the success of our merchandising strategy which is to focus on three key merchandise categories: moderately-priced basic and casual apparel; basic and fashion items for the home; and frequently purchased convenience and commodity products. We believe we can strategically leverage our traditional strengths in the fashion and quality of our apparel and decorative home product offerings while driving customer traffic with selected hardlines merchandise. There can be no assurance that this strategy will be successful and, in the future, we must anticipate, gauge and appropriately revise this strategy to meet changing consumer demands.

Labor Negotiations

   Unlike many of our competitors, the majority of our work force is unionized. We cannot predict the effect, if any, that any future collective bargaining agreements with these unions will have on our operations or financial performance.

Financial Risks

High Leverage

   After giving effect to the reduction in our outstanding debt pursuant to the Plan of Reorganization, we have a reduced, but nevertheless substantial, amount of debt. Our consolidated ratio of total debt to total capitalization as of May 1, 1999 was approximately 0.86:1. See "Capitalization." We have a $270 million financing facility with BankBoston, N.A. as Administrative Agent and Issuing Bank (the "BankBoston Facility") under which we are allowed to borrow for general corporate purposes, working capital and inventory purchases. If we are unable to generate sufficient cash flow from operations in the future, or if we fail to satisfy the financial covenants contained in the BankBoston Facility, we could face default on the BankBoston Facility and other financing agreements.

   The leveraged nature of our capital structure will have several important effects on our operations, including the following: (i) we continue to have significant cash requirements for debt service; (ii) because our indebtedness under the BankBoston Facility bears interest at a floating rate, to the extent we have not hedged our interest rate exposure, we are sensitive to any increase in prevailing interest rates; (iii) funds available for capital expenditures will be limited; and (iv) our ability to meet our debt service obligations (and to satisfy the financial covenants contained therein) may be impaired. Our ability to meet such obligations in the future will be dependent upon our future performance which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting our operations, including factors beyond our control. See "Business-Credit Facility."

   Our ability to repay such indebtedness at maturity or otherwise may depend upon our ability either to refinance or extend such indebtedness, to repay such indebtedness with proceeds of other capital transactions, such as the issuance of additional equity, or to sell assets. There can be no assurance that such refinancing or extension will be available on reasonable terms or at all, that additional equity will be issued, or that a sale of assets will occur. The inability to repay such indebtedness could have a material adverse effect on us.

History of Losses

   We experienced significant losses from operations in fiscal years 1996 and 1995. In the long term, our ability to continue operations is dependent upon our ability to achieve profitable results of operations and positive cash flows. Although improvements in operating earnings have been made each year since fiscal year 1996, we have continued to incur net losses ($23.5 million in the first quarter of fiscal year 1999 and $25.3 million in fiscal year 1998 prior to the fresh-start revaluation charge and the extraordinary gain on debt discharge). For fiscal year 1997, we reported a net loss of $22.6 million, for fiscal year 1996 we reported a net loss of $218.8 million and for fiscal year 1995 we reported a net loss of $207.4 million. There can be no assurance that we will achieve or maintain profitability in any future period. See "Management Discussion and Analysis of Financial Condition and Results of Operations."

Restrictions Imposed by the Terms of the BankBoston Facility

   The BankBoston Facility is a $270 million financing facility which includes a $20 million junior secured "last in-last out" subfacility under which we are allowed to borrow for general corporate purposes, working capital and inventory purchases. The BankBoston Facility is a revolving credit facility which has affirmative and negative covenants which substantially restrict many aspects of our operations and finances.

   The BankBoston Facility is a revolving credit facility that took effect upon the Effective Date. This facility is for a term of up to three years and may not exceed the maximum principal amount of $270 million. Under the terms of the BankBoston Facility, we have agreed to certain financial covenants, including:

   . maintaining a minimum level of earnings before interest, taxes, depreciation and amortization;
   . capping our capital expenditures at $20 million annually, subject to certain exceptions; and
   . agreeing not to let certain financial ratios which measure our debt coverage and accounts payable to inventory ratios drop below specified levels.

   See also "Terms of Outstanding Indebtedness-Credit Agreement."

Risk to Continuing Operations if Covenants Not Met

   The covenants under the BankBoston Facility will limit our operational and financial flexibility and our ability to respond to changing retail conditions and take advantage of attractive business opportunities. Should we be unable to meet any of these covenants when required, it will be necessary to request waivers and/or amendments of the facility from BankBoston. There can be no assurance that the necessary waivers and/or amendments will be granted or that, if granted, they will be on terms acceptable or favorable to us. Failure to obtain such waivers and/or amendments could result in our obligations under the BankBoston Facility being declared immediately due and payable, in which case BankBoston could foreclose on the collateral securing the BankBoston Facility. See "Terms of Outstanding Indebtedness-Credit Agreement."

Limitations on Future Growth

   Our growth is subject to (i) our ability to maintain or further increase revenues at existing stores, (ii) the availability of capital and new store sites and (iii) the restrictions on capital expenditures set forth in the BankBoston Facility, which prohibits annual capital expenditures in excess of $20 million unless our earnings, as calculated before interest, taxes, depreciation and amortization, are above $40 million annually and we do not default under the BankBoston Facility. There can be no assurance that we will be able to maintain or further increase revenues at current stores or that sufficient capital will be available to us or, if available, that it will be available on terms that we consider reasonable. Our inability or failure to maintain or further increase such revenues or obtain such sufficient capital on favorable terms could have a material adverse effect on our operations, business or financial condition.

   Our current plans are expected to require annual capital expenditures of approximately $20 million, which are within the restrictions contained in the BankBoston Facility. We are continually evaluating store locations and operations to determine whether to close or relocate stores that do not meet our performance objectives. Additionally, we may expand, downsize, or remodel existing stores.

   We expect to pursue Caldor locations where economically beneficial and feasible. On May 26, 1999, the Bankruptcy Court in the Caldor Chapter 11 case approved our $1.25 million purchase of two Caldor store leases, one in the New Jersey market and one in the Philadelphia market. These two new stores are expected to open in the beginning of October, 1999.

   Further, numerous stores and our two distribution centers are in older facilities. The foregoing limitations on capital expenditures could prevent us from modernizing our distribution centers or remodeling our aging stores.

Liquidity

   Although we have entered into the $270 million BankBoston Facility, we can make no assurances that our cash and cash equivalents on hand and our cash availability will be sufficient to meet our anticipated working capital needs and capital expenditures in the future. To finance future expenditures, we may need to issue additional securities and incur additional debt. We may not be able to obtain additional required capital on satisfactory terms. The failure to raise the funds necessary to finance future cash requirements could materially and adversely affect our operating results in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Assets Pledged as Collateral under the BankBoston Facility and Vendor Lien Agreement

   Obligations under the BankBoston Facility are secured by liens on substantially all of our non-real estate assets. If, after default, BankBoston were to foreclose on the collateral securing the BankBoston Facility or if such assets were liquidated, the proceeds of such assets would be applied to satisfy our obligations under the BankBoston Facility. If this were to happen, it is unlikely that the remaining unencumbered assets would be sufficient to allow our equity holders to recover any significant amount. In addition, Bradlees Stores, Inc. has entered into an agreement for the benefit of its trade vendors which grants such trade vendors a subordinated security interest in Bradlees Stores, Inc.'s inventory.

Post-Bankruptcy Risks

Recent Emergence from Chapter 11 Proceedings

   We emerged from Chapter 11 proceedings on February 2, 1999. Although we have been mostly successful in achieving favorable trade terms since our emergence from Chapter 11, our experience in and recent emergence from Chapter 11 may affect our ability to negotiate favorable trade terms with certain manufacturers and other vendors. The failure to obtain such favorable terms could have a material adverse effect on our operations, business or financial condition.

Fresh Start Reporting May Make Financial Statements Difficult to Compare

   For accounting purposes, we used the end of our fiscal year ended January 30, 1999 as our emergence date. In accordance with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7"), we adopted "Fresh-Start Reporting" and the effects of such adoption are reflected on our Consolidated Balance Sheet as of January 30, 1999. Accordingly, our Consolidated Balance Sheets after January 30, 1999 and our Consolidated Statements of Operations for periods after January 30, 1999 will not be comparable in certain material respects to the Consolidated Financial Statements for prior periods included elsewhere herein. For example, the Consolidated Statement of Operations for fiscal year 1998 includes an extraordinary gain relating to the debt discharged in the Chapter 11 proceedings. Since our financial statements will not be comparable to our previous financial statements in certain material respects, or the financial statements of our competitors who have not adopted fresh-start reporting, it may be more difficult for third parties to accurately gauge our performance. This might cause the price of our securities to fluctuate more than the prices of the securities of our competitors.

Determination of Equity Value

   The determination of equity value in the distributable value as of the Effective Date was derived from an estimated enterprise value of the reorganized Bradlees and reduced by estimated embedded debt levels. The enterprise value was developed by an independent financial advisor for purposes of the filing of our Disclosure Statement in the United States Bankruptcy Court for the Southern District of New York in October 1998 (the "Disclosure Statement"). In developing the determination of equity value, our financial advisor used various assumptions and estimates, including projected embedded debt of approximately $90 million which represented the ongoing revolver facility that was estimated to remain after the seasonal paydown. As a result, the equity value was assumed to be in the range of $75 to $90 million. For purposes of the Disclosure Statement, we determined that an equity value of $85 million represented a reasonable estimate of distributable equity value to the creditors.

   Subsequent to the filing of the Disclosure Statement and the Effective Date, a number of events occurred which impacted the determination of equity value under fresh-start reporting, including but not limited to, the initial trading prices of the new stock, information regarding our fourth quarter performance and final fiscal 1999 financial plan, a settlement with a landlord regarding the disposition of the Union Square, NY leasehold interest and the liquidation of Caldor, one of our major competitors. We employed a similar valuation method under fresh-start reporting to determine our equity value to that utilized by our independent financial advisor in the Disclosure Statement and arrived at the estimated equity value of $55 million. The weighted average price per share of the new stock from the Effective Date through April 28, 1999, prior to the filing of our Form 10-K, indicated an equity value of approximately $51 million (based on 10,225,711 shares outstanding), although there was limited trading of the new stock during portions of this period.

   The calculated reorganization value was based upon a variety of estimates and assumptions about circumstances and events that have not yet taken place. Such estimates and assumptions are inherently subject to significant economic and competitive uncertainties beyond our control, including but not limited to those with respect to the future course of our business activity. Accordingly, this equity value does not purport to be an estimate of current or future trading prices of securities and actual market prices of such securities after issuance will depend on various factors not possible to predict with certainty.

Tax Consequences of the Plan of Reorganization; Potential Loss of Certain Tax Attributes

   As a result of the implementation of the Plan of Reorganization, we (i) underwent an "ownership change" (generally, a greater than 50 percentage point change in ownership) for purposes of section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), and (ii) realized cancellation of indebtedness income ("COI") from the cancellation of certain indebtedness in exchange for Common Stock, 9% Convertible Notes and warrants to purchase shares of Common Stock. Because such ownership change and cancellation of indebtedness arose in a bankruptcy proceeding under Chapter 11, we avoided some of the adverse Federal income tax consequences generally associated with such changes (e.g. the COI realized is included in income). Nevertheless, we expect that our ability to offset future taxable income with net operating loss carryforwards ("NOLs"), as well as certain built-in losses and tax credits, will be limited and that certain of our tax attributes, including NOLs, were reduced (but not eliminated). In addition, the sale of the Common Stock by the Selling Securityholders under this Prospectus, as well as the exercise of the warrants, may cause us to undergo another "ownership change" under Section 382 of the Code and, accordingly, may further limit our NOLs and certain built-in losses and tax credits to income.

Risks Related to the Securities

Limited Market for Common Stock and Notes

   Prior to our emergence from bankruptcy, the stock of the predecessor company ("Old Bradlees") traded on the New York Stock Exchange. In October of 1997, the New York Stock Exchange delisted the stock of Old Bradlees. The Common Stock being offered hereby is listed on The Nasdaq National Market. The Notes being offered hereby are not listed on any securities exchange. There can be no assurance that a market will develop for the Notes, or that if a market does develop, that the market will have sufficient liquidity so as not to impact the price of the Notes. With respect to the Common Stock, although there has been recent significant trading, there can be no assurance that the market will continue to have sufficient liquidity so as not to impact the price of the Common Stock.

   In addition, pursuant to our Plan of Reorganization, Shares of Common Stock and Warrants to purchase Common Stock have been issued to certain of our creditors. Some of these creditors may prefer to sell their Common Stock and/or Warrants rather than to hold them on a long-term basis. The Shares, Notes and Warrants issued in the reorganization to creditors other than the Selling Securityholders are generally freely tradeable as a result of an exemption from registration provided by the Bankruptcy Code. Accordingly, it is anticipated that the market for our Common Stock will continue to be volatile and the availability for unrestricted sale of such a large number of shares of Common Stock may have the effect of depressing the market price of the Common Stock.

Restrictions on Common Stock Dividends

   Old Bradlees did not declare or pay cash dividends on its common stock ("Old Common Stock") or any other equity security while in Chapter 11, and we do not anticipate paying cash dividends on the Common Stock offered hereby or any other equity security in the foreseeable future. The BankBoston Facility specifically prohibits the payment of any type of dividends on the Common Stock. See "Terms of Outstanding Indebtedness-Credit Agreement."

Future Stock Issuances Can Dilute Current Owners

   As part of the Plan of Reorganization, we have issued Warrants to purchase 1,000,000 shares of Common Stock at $7.00 per share. We issued to senior management options to purchase 750,000 shares of our Common Stock on April 15, 1999 at an exercise price of $4.22 per share. An additional 127,500 options were granted to other members of management on April 28, 1999 at an exercise price of $7.13. Further, we can also issue additional securities (including 122,500 shares under our stock option plan) in the future. When we sell a new security, the purchaser of that security is entitled to a proportionate share of the aggregate rights of the holders of that class of security. Thus, it is possible that the value we receive on the sale of a new security will be less than the proportionate value attributable to the existing holders of that security. Since all holders of the same security share proportionately the rights of the security, the pre-existing security holders will receive less value after the new security is issued than if we had not issued the new security.

The Guarantors Do Not Have Significant Separate Assets

   Bradlees, Inc., which owns all of the outstanding capital stock of Bradlees Stores, Inc., will fully and unconditionally guarantee the 9% Convertible Notes. Substantially all of the assets of the Companies, on a consolidated basis, are held by Bradlees Stores, Inc. New Horizons of Yonkers, Inc. will also guarantee the 9% Convertible Notes. New Horizons of Yonkers, Inc. holds the leasehold interest in our Yonkers, New York store. New Horizons of Yonkers, Inc. is still in Chapter 11, however, it is expected to emerge from bankruptcy upon consummation of the sale/leaseback transaction. The guarantee by Bradlees, Inc. is expressly subordinated to the guarantee by Bradlees, Inc. of the BankBoston Facility, and the guarantee by New Horizons of Yonkers, Inc. is expressly subordinated to the guarantee by New Horizons of Yonkers, Inc. of the BankBoston Facility.

Fraudulent Conveyance Matters--Federal and state statutes allow courts, under specific circumstances, to void guarantees and require note holders to return payments received from guarantors.

   Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor under certain circumstances. In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

Miscellaneous Business Risks

Dependence on Key Personnel

   Our future success is largely dependent on the talents and efforts of Peter Thorner, our Chief Executive Officer and Chairman of the Board, and other members of senior management. We entered into an employment agreement with Mr. Thorner in 1995, but do not maintain a key person life insurance policy on the life of Mr. Thorner. The loss of Mr. Thorner or other members of our senior management could have a material adverse effect on our operations, business and financial condition. See "Management--Employment Agreement with Peter Thorner."

Potential Year 2000 Liability

   The Year 2000 project is proceeding as planned and the cost of remediation is currently estimated to total approximately $4 million, $3.3 million of which has been incurred to-date including $0.9 million in the first quarter of 1999 that was included in SG&A expenses. We expect that our Year 2000 project will be substantially completed by the end of the second quarter of 1999.

   In 1998, to address compliance of our information technology systems, we contracted with a major outside consulting firm to provide the resources required to identify Year 2000 issues and remediate our systems as necessary. In some cases, non-compliant software has been replaced through upgrades provided by manufacturers of the respective software or by installation of compliant replacement systems. We have also addressed embedded systems and computer-controlled devices in our stores, distribution centers and central office and are taking the necessary steps to ensure Year 2000 compliance. As of April, 1999, our Year 2000 project was approximately 90% complete, excluding third-party compliance evaluation and contingency plans discussed below.

   We believe the critical systems we operate will be Year 2000 compliant by the end of the second quarter of 1999, and we believe we are not likely to encounter significant operational problems. However, there is no guarantee that a Year 2000 related failure will not arise. This is due to the uncertainty surrounding potential third-party related Year 2000 problems, as well as our potential failure to discover all of our own susceptible internal systems. Our risk resulting from the failure of third-party or internal systems is similar to other retailers and, for the most part, to other businesses. We are taking steps to minimize this risk by surveying our suppliers and business partners to assess their Year 2000 readiness, which will be determined by the end of June 1999.

   A reasonable worst case scenario could involve the failure of our systems or our supplier and business partner systems which would cause a material disruption to our operations. For example, this could result in an interruption of certain normal business activities and operations such as a temporary inability to process sales transactions or transmit data either internally or to suppliers and business partners. If the worst case scenario should occur for any significant duration, it could have a material adverse impact on our business, results of operations, liquidity and financial position. However, at this time we are unable to determine completely the financial consequences of such potential Year 2000 failures.

   While we expect our efforts will provide reasonable assurance that material disruptions will not occur, the potential for disruptions cannot be fully identified. We are therefore developing contingency plans based on the successful completion of the Year 2000 project, results of testing of internal systems, embedded systems and other computer-controlled devices, and assessment of third-party compliance. The contingency plans will provide for alternative courses of action to mitigate material individual system or process failures due to Year 2000 issues, and are expected to be in place by the end of August 1999. At this time, we cannot estimate the additional cost, if any, that might be incurred from the implementation of such contingency plans.

   The costs of the Year 2000 project and the dates on which we plan to complete Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.

Change of Control not Restricted

   Our Plan of Reorganization prohibits us from having anti-takeover measures in our Articles of Organization and By-Laws. Numerous studies have shown that the presence of such anti-takeover provisions in a corporation's organizational documents has the result of increasing shareholder value in any attempted take-over. If we do not subsequently amend these documents to include such provisions, it is possible that our Board of Directors will be limited in its ability to respond to any potential takeover, thus reducing the ability of the Board to obtain maximum value for shareholders in a takeover.

Board of Directors May Change

   Our current Board of Directors consists of 3 representatives chosen by us and 6 representatives chosen by creditors in our Chapter 11 proceeding. It is likely that the composition of our Board will change in the future as current members resign, decline to stand for re-election, or are not re-elected. This turnover in our directors may be more likely than it is for other companies because it is likely that one or more of our creditor constituencies (which some of our directors represent) will dispose of their ownership interests. The changing composition of our Board might result in changing corporate policies.

                                  THE COMPANY

General

   Bradlees, Inc. ("Bradlees") and its subsidiary companies operate 102 discount department stores as of April, 1999, in seven states in the Northeast, through Bradlees, Inc.'s subsidiary, Bradlees Stores, Inc. (collectively, the "Company") primarily in the heavily populated corridor running from the Boston to the Philadelphia metropolitan areas. Headquartered in Braintree, Massachusetts, the Company and its predecessor have been active in the discount department store business for over 40 years.

Background to Our Bankruptcy Reorganization

   Events Leading to the Chapter 11 Filing. During the early 1990's, Old Bradlees' business strategy relied heavily on opening new stores, remodeling existing locations and competing on the basis of price. From 1992 to January, 1995, we opened 15 new stores (10 in 1994) and remodeled 41 stores at a total capital cost of $182 million. The new stores were generally larger stores with rents that substantially exceeded the chain average rent per square foot. Some of the new stores were also multilevel facilities which further increased their operating costs when compared with other prototypical Bradlees stores. The store expansion and remodeling program marginally increased sales while gross margins declined and operating expenses increased. Old Bradlees' declining operating performance, coupled with the aggressive expansion program, began to erode our liquidity. Old Bradlees' liquidity further eroded in May and June, 1995 because of the unwillingness of factors and vendors to continue to extend trade credit. Old Bradlees, unable to obtain sufficient financing to satisfy factor and vendor concerns, was compelled to seek Bankruptcy Court protection on June 23, 1995.

   The Chapter 11 Filing. Old Bradlees, and each of its subsidiaries filed petitions for relief under Chapter 11 of the United States Bankruptcy Code on June 23, 1995. Once in bankruptcy, we filed an initial plan of reorganization and related disclosure statement with the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") on April 13, 1998 and filed an Amended Plan of Reorganization and related disclosure statement with the Bankruptcy Court on October 2, 1998. Our Plan of Reorganization was originally confirmed by the Bankruptcy Court on November 18, 1998. The United States District Court for the Southern District of New York reversed this confirmation on December 23, 1998. We modified the Plan of Reorganization, and the modified Plan of Reorganization was confirmed by the Bankruptcy Court on January 27, 1999. The modified Plan of Reorganization became effective on February 2, 1999 (the "Plan of Reorganization"). The Chapter 11 reorganization process and our Plan of Reorganization are discussed below.

The Plan of Reorganization

   The following chart shows the organization of Old Bradlees and the organization of the Company following its reorganization.

                              [CHART APPEARS HERE]


                 Corporate Structure Prior To The Reorganization


                                Bradlees, Inc.

                                   Bradlees
                                Administrative
                                   Co., Inc.

                                Bradlees Stores,
                                     Inc.

Maximedia    Dostra Realty    New Horizons     New Horizons       New Horizons
Services       Co., Inc.      of Bruckner,     of Westbury,        of Yonkers
  Inc.                            Inc.             Inc.               Inc.


                         Corporate Structure After The
                                Reorganization

                                Bradlees, Inc.

                               Bradlees Stores,
                                     Inc.

                               New Horizons of
                                Yonkers, Inc.

   The following discussion provides general background information regarding the Chapter 11 process, but is not intended to be an exhaustive summary.

   Chapter 11 Reorganization under the Bankruptcy Code. After we entered Chapter 11, Section 362 of the Bankruptcy Code did not allow our creditors and other parties in interest to take certain actions without Bankruptcy Court approval. Among other things, they were not allowed to:

   . Commence or continue a judicial, administrative or other proceeding against us a) which was or could have been commenced prior to commencement of the Chapter 11 proceeding, or b) to recover a claim that arose prior to commencement of the case;

   . Enforce any judgments against us that existed prior to our entry into bankruptcy;

   . Take any action to obtain possession of our property or to exercise control over our property or our estates;

   .  Create, perfect or enforce any lien against our property;

   . Collect, assess or recover claims against us that arose before the commencement of the case; or

   . Offset any debt owing to us that arose prior to the commencement of the case against a claim of such creditor or party-in-interest against us that arose before the commencement of the case.

   Although we were authorized to operate our business as a debtor-in-possession, we were not permitted to engage in transactions outside the ordinary course of business without first complying with the notice and hearing provisions of the Bankruptcy Code, and if necessary, obtaining Bankruptcy Court approval. An official unsecured creditors' committee was formed by the United States Trustee. This committee and various other parties in interest, including creditors holding claims, such as the pre-petition bank group, had the right to appear and be heard by the Bankruptcy Court on our applications relating to certain business transactions. We were required to pay certain expenses of the committee, including legal and accounting fees, to the extent allowed by the Bankruptcy Court. In addition, upon the approval of the Bankruptcy Court, we made monthly adequate protection payments of $300,000 to those creditors in the pre-petition bank group, for an aggregate total payment of $13,300,000 as of the Effective Date.

   Plan of Reorganization - Procedures. A debtor-in-possession has the exclusive right to propose and file with the Bankruptcy Court a plan of reorganization for a period of time which can be extended by the Bankruptcy Court.

   Given the seasonality and magnitude of our operations, our change in business strategies, and the number of interested parties possessing claims that had to be resolved in this Chapter 11 case, the plan formulation process was complex. Accordingly, we obtained additional extensions of the exclusivity period to August 3, 1998. The Bankruptcy Court approved the disclosure statement on October 5, 1998 and confirmed the modified Plan of Reorganization on January 27, 1999.

   Our Plan of Reorganization contained distributable value (as of the Effective Date) to creditors of approximately $162 million, which consisted of:

   .  Approximately $15 million of administrative claim payments;

   .  $14 million in cash to the bank group and the unsecured creditors;

   . A $40 million note primarily payable to our pre-Chapter 11 bank group, which was partially paid down through proceeds from the modification of the lease terms of our Union Square, New York store and is anticipated to be further paid down through proceeds from the sale/leaseback of our leasehold interest in our Yonkers, New York store.

   . New Bradlees' Common Stock with an estimated value as of the Effective Date of $85 million. The Old Bradlees Common Stock was canceled; and

   . Certain notes totalling $6.2 million and other distributions totalling $1.4 million.

   The Plan of Reorganization became effective February 2, 1999 (the "Effective Date"). Pursuant to the Plan of Reorganization, after giving effect to various elections made by various creditors, the following occurred on the Effective
Date:

   . Although creditors can dispute the disallowance of claims after the Effective Date, the claims of creditors are estimated to be allowed in the aggregate amount of approximately $240 million. The holders of these claims are expected to receive:

     .  $30.6 million in cash;

     . 9% Convertible Notes in an original aggregate principal amount equal to $40.0 million;

     .  10,225,711 shares of our Common Stock;

     . warrants to purchase 1,000,000 shares of our Common Stock at a price of $7.00 per share (which warrants expire on February 2, 2004);

     . 9% CAP Notes in an original aggregate principal amount of $547,094;

     . 9% Cure Notes in an original aggregate principal amount of $3.3 million; and

     . 9% Tax Notes in an original aggregate principal amount of $2.4 million.

   . The interests of all stockholders holding stock in Old Bradlees were terminated, and the stock of Old Bradlees was canceled.

   . All outstanding bonds, notes, indentures and like instruments were canceled.

   . Approximately $250 million in debtor-in-possession financing was paid in full.

   . We entered into the BankBoston Facility, which provides for a secured revolving line of credit of $270 million with a maximum term of up to 3 years. See "Business -- Credit Facility."

   . One of our subsidiaries, New Horizons of Yonkers, Inc., remained in Chapter 11. All of the operations of the Yonkers store remained with Bradlees Stores, Inc.

   . We merged Bradlees Administrative Co., Inc. into Bradlees, Inc. We also merged all of the subsidiaries of Bradlees Stores, Inc., with the exception of New Horizons of Yonkers, Inc., into Bradlees Stores, Inc.

   . The tenure of the Board of Directors of Bradlees, Inc. terminated on the Effective Date. The following became new members of the Board of Bradlees, Inc. as of the Effective Date:

     .  We selected three members (Messrs. Thorner, Lynn, and Friedman);

     .  The Bank Group selected two members (Messrs. Altschuler and
        Lieberman);

     .  The Unofficial Committee selected one member (Mr. MacDonald);

     .  The Creditors Committee selected one member (Mr. Clingman); and

     . The Bank Group, the Unofficial Committee and the Creditors Committee, acting together, selected two members (Messrs. Blauner and Roth).

   See "Management--Board of Directors of Bradlees, Inc. and Its
   Committees."

   . We paid an aggregate emergence bonus of $1,000,000 and entered into an agreement to pay additional bonuses of $2,000,000 if certain conditions are met. We also paid deferred bonuses of $1,000,000 to certain executives. See "Executive Compensation -- Management Emergence Bonus Plan, Corporate Bonus Plan, and Enterprise
      Appreciation Incentive Plan."

   . We determined to grant, options to purchase an aggregate of 750,000 shares of Common Stock to certain members of our management. These options were granted on April 15, 1999. See "Management--Stock Option Plan for Key Employees."

   . We registered the resale of the Common Stock, the 9% Convertible Notes, the Common Stock issuable upon the Conversion of the Notes and the Common Stock issuable upon exercise of the Warrants, each as received by certain parties, directly or indirectly as a result of their ownership of participation interests in claims resulting in the issuance of such securities with the Securities and Exchange Commission under the Securities Act of 1933.

   . The Plan of Reorganization also provided for many other matters, including satisfaction of numerous other claims, satisfaction of certain other claims in accordance with negotiated settlement agreements and an agreement to keep in place certain retirement and employment agreements.

   The foregoing is a summary of the material terms of the Plan of Reorganization. A complete copy of the Plan of Reorganization has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of Securities by the Selling Stockholders.

                MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

   As of the Effective Date (February 2, 1999) and pursuant to the Plan of Reorganization, the Company's old common stock was canceled and new common stock was issued following consummation of the Plan of Reorganization. The new common stock is traded on the NASDAQ National Market under the symbol "BRAD". As of June 4, 1999, there were approximately 1,548 holders of record of the new common stock. The following table sets forth the high and low sales prices for the new common stock for the periods indicated:

                                                                    High   Low
                                                                   ------ -----
   Fiscal year ended January 30, 1999--Not issued.................    N/A   N/A
   February 3, 1999 through April 28, 1999........................ $10.00 $2.44
   May 1, 1999 through June 4, 1999............................... $10.69 $7.94

   We do not anticipate paying cash dividends in the foreseeable future. We expect that we will retain all available earnings generated by our operations for the development and growth of our business. Any future determination as to the payment of dividends will be made at the discretion of the Board of Directors and will depend upon our operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. Certain financing agreements, including the BankBoston Facility, restrict our ability to pay cash dividends on the Common Stock and make certain other restricted payments (as defined therein). Specifically, under the terms of the BankBoston Facility, we have agreed not to pay dividends of any kind. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

                                 CAPITALIZATION

   The following table sets forth the capitalization of the Company at May 1, 1999. The table should be read in conjunction with the Company's financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                    May 1, 1999
                                                                   -------------
                                                                   (in thousands)
Long-term debt, including current maturities:
 BankBoston Facility..............................................    $132,427
 Notes payable....................................................      34,891
 Capital lease obligations........................................      26,056
                                                                      --------
  Total long-term debt, including current maturities..............     193,374
Stockholders' equity(1):
 Preferred stock .................................................         --
 Common stock.....................................................         102
 Additional paid in capital.......................................      55,016
 Accumulated deficit..............................................     (23,481)
                                                                      --------
Total stockholders' equity........................................      31,637(2)
                                                                      --------
Total capitalization..............................................    $225,011
                                                                      ========

--------
(1) Excludes 1,000,000 shares of Common Stock reserved for issuance upon exercise of the Warrants and 877,500 shares of Common Stock reserved for issuance upon exercise of options granted on April 15, 1999, and April 28, 1999. We can also issue an additional 122,500 shares under our option plan.
(2)  See "Risk Factors--Post Bankruptcy Risks--Determination of Equity Value."

                            SELECTED FINANCIAL DATA

   The selected data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended January 30, 1999, are derived from the consolidated financial statements of the Company, which consolidated financial statements have been audited by Arthur Andersen LLP (fiscal years 1998 and 1997) or Deloitte & Touche LLP (pre-fiscal year 1997), independent certified public accountants. The consolidated financial statements as of January 30, 1999 and January 31, 1998, and for each of the years in the three-year period ended January 30, 1999, and the independent auditors' reports thereon, are included elsewhere in this Prospectus. Fiscal year 1995 refers to the 53 weeks ended February 3, 1996 and fiscal year 1994 refers to the 52 weeks ended January 28, 1995. Certain reclassifications have been made to the operating expenses and operating income of fiscal year 1994 to conform to the current presentation. The selected financial data presented below for the thirteen week periods ended May 1, 1999 and May 1, 1998 and as of May 1, 1999 and May 2, 1998 are derived from the unaudited condensed consolidated financial statements of the Company included elsewhere in this Prospectus.

   The selected data should be read in conjunction with the consolidated financial statements for the three-year period ended January 30, 1999, the related notes and the independent auditors' reports, which contained explanatory paragraphs for fiscal year 1996 related to the Company's filing for reorganization under Chapter 11 which raised substantial doubt about its ability to continue as a going concern, appearing elsewhere in this Prospectus. As a result of the Company filing a voluntary petition to reorganize under Chapter 11 on June 23, 1995 and operating as a debtor-in-possession thereafter through fiscal year 1998, the selected financial data for periods prior to June 23, 1995 are not comparable in certain material respects to periods subsequent to such date. In addition, under fresh-start reporting, the final consolidated balance sheet as of January 30, 1999 became the opening consolidated balance sheet of the reorganized Company. Since fresh-start reporting has been reflected in the selected financial data as of May 1, 1999 and for the interim period then ended and as of January 30, 1999, the selected financial data for those periods are not comparable in certain material respects to the selected financial data for the other periods presented. Accordingly, a black line has been drawn between the Registrant's selected financial data and the Predecessor's selected financial data.

                             13 Weeks Ended                          Fiscal Year
                          --------------------  ----------------------------------------------------------
                            May 1,    May 2,
                             1999      1998        1998        1997        1996        1995        1994
                          ---------- ---------  ----------  ----------  ----------  ----------  ----------
                                      (in thousands, except per share amounts and ratios)
                          Registrant                           Predecessor
                          ---------- ---------------------------------------------------------------------
Statement of Operations
 Data:
Net sales...............   $315,275  $ 283,871  $1,337,197  $1,344,444  $1,561,718  $1,780,768  $1,916,555
Gross margin............     88,162     79,670     393,103     396,357     434,067     491,691     591,160
Operating expenses(a)...    104,761     98,328     397,297     407,003     532,496     612,102     549,154
Operating income
 (loss).................    (16,599)   (18,658)     (4,194)    (10,646)    (98,429)   (120,411)     42,006
Fresh-start revaluation
 charge.................         -          -      108,428          -           -           -           -
Income (loss) before
 income taxes and
 extraordinary items....    (23,481)   (24,653)   (133,753)    (22,557)   (218,759)   (311,946)     10,011
Income tax benefit
 (expense)..............         -          -           -           -           -      104,533      (4,205)
Income (loss) before
 extraordinary items and
 cumulative effect of
 accounting changes.....    (23,481)   (24,653)   (133,753)    (22,557)   (218,759)   (207,413)      5,806
Extraordinary items(b)..         -          -      419,703          -           -           -           -
Cumulative effect of ac-
 counting changes(c)....         -          -           -           -           -           -         (485)
Net income (loss).......   $(23,481) $ (24,653) $  285,950  $  (22,557) $ (218,759) $ (207,413) $    5,321
Income (loss) per share:
 Basic and diluted......   $  (2.30) $   (2.18)          *  $    (1.98) $   (19.17) $   (18.17) $      .47
Shares used for
 computation............     10,226     11,311           *      11,365      11,412      11,416      11,353
Ratio of earnings to
 fixed charges(d).......         -          -           -           -           -           -         1.31

Balance Sheet Data:                             Registrant
                                                ----------
Working capital(e)......   $(26,021) $  35,566  $   (7,818) $   52,187  $   68,649  $  200,195  $   32,874
Total assets............    487,452    609,490     463,751     595,166     604,200     798,662     884,814
Long-term debt, less
 current maturities(f)..     58,415     26,786      59,464      27,073      33,296      53,396     289,643
Total stockholders' eq-
 uity (deficiency)......   $ 31,637  $(310,603) $   55,000  $ (285,950) $ (263,293) $  (45,010) $  163,432

--------
 * Earnings per share was not presented for the fiscal year ended January 30, 1999 because such presentation would not be meaningful. The old stock was cancelled under the Plan of Reorganization and the new stock was issued following consummation of the Plan of Reorganization.
(a) Net of other operating income.
(b) The extraordinary item in fiscal year 1998 resulted from the consummation of the Plan of Reorganization and the associated discharge of all pre-petition debt.
(c) The fiscal year 1994 charge for the cumulative effect of accounting changes resulted from the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."
(d) For the periods presented since fiscal year 1994, earnings were insufficient to cover fixed charges by the amounts of the respective loss before income taxes and extraordinary items. For purposes of computing the ratio of earnings to fixed charges, "earnings" consist of income (loss) before taxes and extraordinary items plus fixed charges less capitalized interest. "Fixed charges" consist of interest expense, including amortization of debt issuance cost, capitalized interest and a portion of rent expense which is deemed to be representative of an interest factor.
(e) Includes accrued bankruptcy expenses of $5.5 million at May 1, 1999 and $8.4 million for 1998 and excludes liabilities subject to settlement under the reorganization case at May 2, 1998 and for 1995 through 1997.
(f) Excludes debt subject to settlement under the reorganization case at May 2, 1998 and for 1995 through 1997.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

   The following unaudited pro forma condensed consolidated statement of operations is based on our consolidated statement of operations for fiscal 1998 included elsewhere in this Prospectus as adjusted to give effect to the consummation of the Plan of Reorganization as if the Effective Date of the Plan of Reorganization had occurred on January 31, 1998 (at the beginning of fiscal
1998).

   The unaudited pro forma financial information and accompanying unaudited notes should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Prospectus. The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent what our results of operations would actually have been if the Effective Date of the Plan of Reorganization had occurred at the beginning of fiscal 1998, or to project our results of operations for any future period.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

            UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                (Dollars in thousands except per share amounts)

                                         Pro Forma Adjustments            Pro Forma
                          52 Weeks Ended ---------------------------    52 Weeks Ended
                          Jan. 30, 1999    Debits         Credits       Jan. 30, 1999
                          -------------- ----------      -----------    --------------
Total sales.............    $1,381,116       14,705 (1)         --        $1,366,411
Leased department
 sales..................        43,919          383 (1)         --            43,536
                            ----------                                    ----------
Net sales...............     1,337,197                                     1,322,875
Cost of goods sold......       944,094          --           10,357 (1)      933,251
                                                                486 (2)
                            ----------                                    ----------
Gross margin............       393,103                                       389,624
Leased department and
 other operating
 income.................        11,795           82 (1)         --            11,713
                            ----------                                    ----------
                               404,898                                       401,337
Selling, store
 operating,
 administrative and
 distribution expenses..       376,856        4,059 (4)       4,553 (1)      373,059
                                                              4,400 (3)
                                              1,705 (6)       8,634 (7)
                                              8,026 (10)
Depreciation and
 amortization expense...        32,236          --               86 (1)       22,108
                                                              6,815 (4)
                                                                617 (6)
                                                              2,610 (9)
Loss on disposition of
 properties.............           241          --              --               241
                            ----------                                    ----------
Income (loss) before
 interest and
 reorganization items...        (4,435)                                        5,929
Interest and debt
 expense................        16,329        1,400 (5)       2,148 (5)       28,023
                                             12,442 (8)
Reorganization items....         4,561          --            4,561 (3)          --
                            ----------                                    ----------
Loss before fresh-start
 revaluation and
 extraordinary item.....       (25,325)         --              --           (22,094)
Revaluation of assets
 and liabilities
 pursuant to adoption of
 fresh-start reporting..      (108,428)         --          108,428 (3)          --
                            ----------                                    ----------
Loss before
 extraordinary item.....      (133,753)                                      (22,094)
Extraordinary item--gain
 on debt discharge......       419,703      419,703 (3)         --               --
                            ----------                                    ----------
Net income (loss).......    $  285,950                                    $  (22,094)
                            ==========                                    ==========
Weighted average shares
 outstanding............             *                                        10,226
                            ==========                                    ==========
Net income (loss) per
 share..................    $        *                                    $    (2.16) (11)
                            ==========                                    ==========

--------
* Earnings per share was not presented for the fiscal year ended January 30, 1999 because such presentation would not be meaningful. The former stock was canceled under the plan of reorganization and the new stock was issued following consummation of the plan.

      See accompanying notes to unaudited pro forma consolidated financial statements.

                        BRADLEES, INC. AND SUBSIDIARIES

       NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

  The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited pro forma consolidated statement of operations for the 52 weeks ended January 30, 1999. The unaudited pro forma consolidated statement of operations reflects the adjustments described below, which are based on the assumptions and estimates described therein. There was no tax impact from the pro forma adjustments.

Pro Forma Adjustments--Statement of Operations for the Fiscal Year Ended January 30, 1999

  1. To eliminate the sales and expense amounts associated with seven stores closed since January 31, 1998 as part of the Company's reorganization.

  2. To eliminate the provision for inventory impairment for the store closed in March, 1999.

  3. To eliminate an emergence-related bonus provision, reorganization items, the fresh-start revaluation charge and the extraordinary gain on debt discharge.

  4. Adjustment in amortization of lease interests revalued under fresh-start reporting (Note 2).

  5. To record amortization of post-emergence deferred financing costs and reverse the historical 1998 amortization of deferred financing costs.

  6. To adjust lease rent expense and amortization expense for revised straight-line rent calculations.

  7. To adjust lease rent expense for amortization of the unfavorable lease liability (Notes 2 and 9).

  8. To adjust interest expense for amortization of the discount on the unfavorable lease liability (Notes 2 and 9) and for increased interest expense resulting from the 9% Convertible Notes and other issued notes (Note 7).

  9. To record the effects resulting from the allocation of the estimated excess of revalued assets over the reorganization value (negative goodwill) at January 31, 1998.

  10. To record additional SFAS No. 106 (Note 12) expense, lower the SERP (Notes 2 and 12) expense and reduce the 1998 pension curtailment gain as a result of the effect of fresh-start reporting and the associated earlier write-off of unamortized prior service costs.

  11. Pro forma earnings per share was computed based on an estimated weighted average number of common shares outstanding during the applicable period assuming that the Plan of Reorganization was effective on January 31, 1998. Excludes any potential dilutive effect of stock options and warrants.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

   Results of operations expressed in millions and as percentage of net sales were as follows for the 13 weeks ended May 1, 1999 ("First Quarter 1999") and May 2, 1998 ("First Quarter 1998"):

                                                     13 Weeks Ended
                                                May 1, 1999     May 2, 1998
                                                -------------   -------------
                                                 Registrant     Predecessor
                                                -------------   -------------
                                                  (Dollars in millions
                                                except per share amounts)
Total sales...................................  $324.8          $293.3
Leased department sales.......................     9.5             9.4
                                                ------          ------
Net sales.....................................   315.3  100.0 %  283.9  100.0 %
Cost of goods sold............................   227.1   72.0    204.2   71.9
                                                ------  -----   ------  -----
Gross margin..................................    88.2   28.0     79.7   28.1
Leased department and other operating income..     2.7    0.9      2.9    1.0
                                                ------  -----   ------  -----
                                                  90.9   28.9     82.6   29.1
Selling, store operating, administrative and
 distribution expenses........................   100.2   31.8     92.7   32.7
Depreciation and amortization expense.........     7.3    2.3      8.6    3.0
Loss on disposition of property...............       -      -      0.3    0.1
Interest and debt expense.....................     6.9    2.2      3.6    1.3
Reorganization items..........................       -      -      2.1    0.7
                                                ------  -----   ------  -----
Net loss......................................  $(23.5)  (7.4)% $(24.7)  (8.7)%
                                                ======  =====   ======  =====
Net loss per share............................  $(2.30)         $(2.18)
                                                ======          ======
Total sales increase (decrease):
 All stores...................................    10.7%            6.0%
 Comparable stores............................    12.6%           10.0%
Number of stores in operation at end of
 period.......................................     102             103

   Since fresh-start reporting has been reflected in the accompanying condensed financial statements as of May 1, 1999 and for First Quarter 1999, those statements are not comparable in certain material respects to the condensed consolidated financial statements as of May 2, 1998 and for First Quarter 1998. Accordingly, a black line has been drawn between the Registrant's financial statements and the Predecessor's financial statements. Management has attempted to indicate, where feasible, the major effects on comparability from fresh-start reporting in the discussion and analysis of financial condition and results of operations for First Quarter 1999.

   The discussion and analysis for the annual periods is based on our results of operations detailed below for the 52 weeks ended January 30, 1999 ("1998") the 52 weeks ended January 31, 1998 ("1997"), and the 52 weeks ended February 1, 1997 ("1996"). The financial information discussed below should be read in conjunction with the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The following table sets forth information concerning the number of our stores.

                                            Fiscal Year Ended
                            January 30, 1999 January 31, 1998 February 1, 1997
                            ---------------- ---------------- ----------------
Stores, beginning of
 period....................       109              110              134
New stores.................         -                -                3
Closed stores..............        (6)(a)           (1)             (27)
                                  ---              ---              ---
Stores, end of period......       103              109              110
                                  ===              ===              ===

--------
(a) Excludes one store closed in March, 1999.

   The following table sets forth the amounts (in millions) and the percentages of net sales for the items reflected in our Statements of Operations for the periods indicated.

                                    1998 % of             1997 % of             1996 % of
                            1998    Net Sales    1997     Net Sales    1996     Net Sales
                          --------  ---------  ---------  ---------  ---------  ---------
Net sales...............  $1,337.2    100.0 %  $ 1,344.4    100.0 %  $ 1,561.7    100.0 %
Cost of goods sold......     944.1     70.6 %      948.0     70.5 %    1,127.6     72.2 %
                          --------   ------    ---------   ------    ---------   ------
Gross margin............     393.1     29.4 %      396.4     29.5 %      434.1     27.8 %
Leased department and
 other operating
 income.................      11.8      0.9 %       12.1      0.9 %       13.7      0.9 %
                          --------   ------    ---------   ------    ---------   ------
                             404.9     30.3 %      408.5     30.4 %      447.8     28.7 %
Selling, store
 operating,
 administrative and
 distribution expenses..     376.9     28.2 %      382.9     28.5 %      504.0     32.3 %
Depreciation and
 amortization expense...      32.2      2.4 %       36.2      2.7 %       42.2      2.7 %
                          --------   ------    ---------   ------    ---------   ------
Operating loss..........      (4.2)    (0.3)%      (10.6)    (0.8)%      (98.4)    (6.3)%
Loss (gain) on
 disposition of
 properties.............       0.2        -         (5.4)    (0.4)%       (1.7)    (0.1)%
Interest and debt
 expense................      16.3      1.2 %       16.6      1.2 %       11.5      0.7 %
Impairment of long-lived
 assets.................         -        -            -        -         40.8      2.6 %
Reorganization items....       4.6      0.4 %        0.8      0.1 %       69.8      4.5 %
                          --------   ------    ---------   ------    ---------   ------
Loss before fresh-start
 revaluation, income
 taxes and extraordinary
 item...................     (25.3)    (1.9)%      (22.6)    (1.7)%     (218.8)   (14.0)%
Fresh-start revaluation
 charge.................     108.4      8.1 %          -        -            -        -
                          --------   ------    ---------   ------    ---------   ------
Loss before income taxes
 and extraordinary......    (133.7)   (10.0)%     (22.6)     (1.7)%     (218.8)   (14.0)%
Income taxes............         -        -            -        -            -        -
Extraordinary gain on
 debt discharge.........    (419.7)    31.4 %          -        -            -        -
                          --------   ------    ---------   ------    ---------   ------
Net income (loss).......  $  286.0     21.4 %  $   (22.6)    (1.7)%  $  (218.8)   (14.0)%
                          ========   ======    =========   ======    =========   ======

   Our business is seasonal in nature, with a significant portion of our net sales occurring in the fourth quarter, which includes the holiday selling season. Comparable store sales, which include leased shoe department sales, for each year are discussed below and represent percentage increases/decreases over the prior year for stores that were open and operated by Bradlees for at least the prior full fiscal year. The rate of inflation did not have a significant effect on sales during these years.

First Quarter 1999 Compared to First Quarter 1998

   Total sales for First Quarter 1999 increased $31.5 million or 10.7% from First Quarter 1998 due to an increase of 12.6% in comparable store sales (including leased shoe department sales), partially offset by the impact from closing six stores in February, 1998 and one store in March, 1999. The increase in comparable store sales was due primarily to continued favorable customer response to our merchandising and marketing initiatives and the first-quarter liquidation of one of our major competitors (Caldor Corp.). Over the last two years, we have lowered opening price points, developed more item-intensive and price-point oriented circular ad offerings, reintroduced certain convenience and commodity products, and implemented and expanded two successful programs:
"Certified Value" (highlights highly recognizable items at competitive everyday prices) and "WOW" (integrates targeted and mostly unadvertised opportunistic purchases). There were strong sales of both hardlines and softlines in First Quarter 1999, with hardlines experiencing the larger increase. Comparable store sales also increased 12.6% during the fiscal month of May, 1999.

   Gross margin increased $8.5 million due to the higher comparable store sales, partially offset by the impact from the closing of the seven stores since the beginning of 1998. The gross margin rate of 28.0% remained virtually the same as in the prior year period (28.1%). Leased department and other operating income had a slight decrease of $0.2 million or 0.1% as a percentage of net sales in First Quarter 1999 compared to First Quarter 1998.

   Selling, store operating, administrative and distribution ("SG&A") expenses increased $7.5 million but dropped 0.9% as a percentage of net sales (due to the improved sales performance) in First Quarter 1999 from First Quarter 1998. The higher SG&A expenses were primarily due to certain incremental expenses, such as store payroll and other store expenses, logistics expenses and advertising costs, incurred to handle the higher sales volume and attract former Caldor customers and a $1.4 million decrease in benefits expense in First Quarter 1998 that resulted from a reduction in retiree medical benefits (Note 8 of the Condensed Consolidated Financial Statements). These factors were partially offset by the beneficial impact on SG&A expenses from the store closings.

   Depreciation and amortization expense declined $1.3 million or 0.7% as a percentage of net sales in First Quarter 1999 from First Quarter 1998 due primarily to the impact of fresh-start reporting.

   We recognized a $0.3 million loss in First Quarter 1998 associated with the sale of undeveloped property in Westbury, NY that had been held for sale. The net proceeds from this sale of $7.6 million were placed into restricted cash and cash equivalents at that time.

   Interest and debt expense increased $3.3 million or 0.9% as a percentage of net sales in First Quarter 1999 from First Quarter 1998. This increase was due primarily to $2.3 million of noncash interest expense resulting from the amortization of the discount associated with the unfavorable lease liability recorded under fresh-start reporting and accrued interest of $0.8 million on the new notes issued under the plan of reorganization. Interest costs in First Quarter 1999 were slightly impacted by higher seasonal borrowings compared to the prior-year period (See "Management's Discussion and Analysis--Liquidity and Capital Resources").

   The charges in reorganization items of $2.1 million in First Quarter 1998 were directly associated with the Chapter 11 proceedings and are discussed in
Note 6 of the Condensed Consolidated Financial Statements.

   We did not record an income tax provision in First Quarter 1999 due to the current expectation of no income tax expense or benefit in 1999. There was also no income tax expense or benefit recorded in First Quarter 1998.

1998 Compared to 1997

   Net sales for 1998 declined $7.2 million as a result of the impact of operating six fewer stores, mostly offset by a comparable store sales increase of 3.5%. The increase in comparable store sales was due to the merchandising and marketing initiatives begun in 1997. (See "Business--Strategy.")

   Gross margin decreased $3.3 million, primarily as a result of the six closed stores, and 0.1% as a percentage of net sales in 1998 compared to 1997. Continued lower markdown and inventory shrink rates in 1998, along with improved allowances and a lower going-out-of-business markdown provision ($0.5 million vs. $2.9 million), mostly offset the impact on the gross margin rate from a lower cumulative initial markup in 1998.

   Leased department and other operating income declined $0.3 million but remained the same as a percentage of net sales. A decrease in leased department sales in 1998 was mostly offset by the impact of a full year of layaway fees (classified as other operating income). Bradlees' layaway program was reinstated in the second half of 1997.

   Selling, store operating, administrative and distribution ("SG&A") expenses declined $6.0 million and 0.3% as a percentage of net sales in 1998 compared to 1997. The decline in SG&A expenses was due to the closed stores and certain expense reduction initiatives, including the curtailment of retiree medical benefits, a freeze of non-union pension benefits and improved monitoring of vendor activities, partially offset by increased logistics expenses resulting from the handling and shipping of a higher number of cartons in 1998 and an emergence-related bonus provision of $4.4 million.

   Depreciation and amortization expense declined $4.0 million and 0.3% as a percentage of net sales in 1998 compared to 1997 due primarily to the closed stores and certain fixed assets becoming fully-depreciated in 1998.

   We sold a property held for sale in 1998 for $7.6 million of net proceeds and recognized a loss of $0.2 million compared to a $5.4 million gain on sale of a property in 1997. These sales were not directly associated with the Chapter 11 proceedings, therefore the 1998 loss and the 1997 gain were not included in reorganization items with the other property dispositions during those years. The net proceeds from the 1998 sale were placed into restricted funds.

   Interest and debt expense declined $0.3 million but stayed the same as a percentage of net sales. We had increased interest expense from a higher average borrowing level under the DIP Facility and a slightly higher average interest rate in 1998 that was offset by lower amortization of deferred financing costs (which in 1997 included a $1.1 million write-off of deferred financing costs associated with the prior DIP facility) and lower capital lease interest (due to certain closed stores).

   Reorganization items resulted in net charges of $4.6 and $0.8 million, or 0.4% and 0.1% as a percentage of net sales, in 1998 and 1997, respectively. These net charges related directly to the Chapter 11 proceedings and associated restructuring of our operations and are discussed in Note 8 to the Consolidated Financial Statements.

   In 1998, we incurred a charge of $108.4 million associated with the revaluation of assets and liabilities pursuant to the adoption of fresh-start reporting and recognized an extraordinary gain on debt discharge of $419.7 million related to the Plan consummation and settlement of the pre-petition liabilities.

   We did not incur any income tax expense or benefit in 1998 and 1997.

1997 Compared to 1996

   Net sales for 1997 declined $217.3 million or 13.9% from 1996 due primarily to the closing of 27 stores during 1996 and a 5.0% decrease in comparable store sales. The major cause for the decline in comparable store sales was our significant reduction in the number of promotional activities in 1997, which had historically poor profit productivity.

   Gross margin declined $37.7 million but increased 1.7% as a percentage of net sales in 1997 compared to 1996. The decline in gross margin dollars was due to the store closings and lower comparable store sales, partially offset by the increase in the gross margin rate. The increase in the rate was primarily due to a lower markdown rate resulting from fewer promotions, improved inventory control and a decrease of $3.7 million in 1997 compared to 1996 in going-out-of-business markdown provisions for closed stores included in cost of goods sold, partially offset by a slightly lower overall initial markup.

   Leased department income and other operating income declined $1.6 million but was unchanged as a percentage of net sales in 1997 compared to 1996. The decline was primarily due to lower leased shoe department sales partially offset by the benefit of layaway income in the second half of 1997.

   SG&A expenses declined $121.1 million and 3.8% as a percentage of net sales in 1997 compared to 1996. The decline in SG&A expenses was due to the closed stores and numerous expense reduction initiatives, including substantial reductions in overhead and advertising costs, designed to begin bringing our SG&A rate to a more competitive level. Included in the 1997 SG&A expense reductions were a $4.5 million expense credit resulting from the elimination of automatic beginning of year vacation vesting for certain pay groups and a $3.9 million curtailment gain associated with a reduction in retiree medical benefits.

   Depreciation and amortization expense declined $6.0 million in 1997 compared to 1996, primarily as a result of the closed stores and the 1996 year-end write-downs of certain long-lived assets in accordance with SFAS No. 121. However as a percentage of net sales, depreciation and amortization remained unchanged.

   We sold an owned store in January, 1998 for approximately $8.0 million and recognized a gain of $5.4 million. This store was closed as a result of the sale of the property and the sale was not directly associated with the Chapter 11 proceedings; therefore, the gain was not classified as a reorganization item. The net proceeds from this sale were placed into restricted funds.

   Interest and debt expense increased $5.1 million or .5% as a percentage of net sales in 1997 compared to 1996 due primarily to higher average borrowings under the DIP facilities in 1997 and a $1.1 million write-off in 1997 of deferred financing costs associated with the replacement of the prior DIP facility. Interest expense in 1996 includes a credit of $.8 million resulting from a change in the interest rate used to discount self-insurance reserves.

   Reorganization items resulted in net charges of $.8 and $69.8 million, or .1% and 4.5% of net sales, in 1997 and 1996, respectively. These net charges related directly to the Chapter 11 proceedings and associated restructuring of our operations.

   We did not incur any income tax expense or benefit in 1997 and 1996.

Liquidity and Capital Resources

   We had outstanding borrowings of $132.4 million at May 1, 1999, exclusive of the issuance of letters of credit, under the BankBoston Facility (Note 4 of the Condensed Consolidated Financial Statements) compared to outstanding borrowings of $116.1 million at May 2, 1998, exclusive of the issuance of letters of credit, under the DIP Facility (Note 4 of the Condensed Consolidated Financial Statements). The increase in borrowings since the end of First Quarter 1998 related primarily to reorganization expenses paid since that period. Peak and average revolver borrowings were $136.1 and $121.8 million, respectively, in First Quarter 1999 compared to $122.5 and $99.5 million, respectively, in First Quarter 1998, however the associated weighted average interest rate in First Quarter 1999 (7.31%) was down from the prior-year period (7.99%).

   We currently expect our borrowings, exclusive of the issuance of letters of credit, for the full year of 1999 to peak at approximately $180 million in October and/or November, 1999 and average approximately $140 million. The amount available to borrow in 1999 is currently expected to peak at approximately $270 million in October and/or November, 1999 and average approximately $230 million.

   Other than payments made to certain pre-petition creditors approved by the Bankruptcy Court (Note 2), payments on indebtedness, exclusive of certain capital lease obligations, incurred prior to the Filing were not made until after consummation of our Plan of Reorganization. Virtually all pre-petition indebtedness of Bradlees was subject to settlement under the reorganization case.

   In First Quarter 1999, cash used by operations before reorganization items was $9.9 million, compared to $24.8 million of cash used by operations before reorganization items in First Quarter 1998. This improvement in first-quarter cash usage was due primarily to the improvement in operating results and improved vendor terms.

   Net cash used by reorganization items in First Quarter 1999 of $3.7 million was comprised of professional fee payments of $2.9 million and store closing and severance costs of $0.8 million.

   Inventories at May 1, 1999 increased only $0.6 million from May 2, 1998, despite the higher sales volume, and increased $29.2 million from January 30, 1999 due primarily to a normal seasonal build-up.

   Accounts payable at May 1, 1999, increased $15.6 million from May 2, 1998 due to improved vendor terms and increased $37.4 million from January 30, 1999 due to the associated normal seasonal build-up of inventories and improved vendor terms.

   Accrued expenses at May 1, 1999 were $8.0 million lower than at January 30, 1999 due to payments made against reserves established prior to 1999 for the 1998 performance bonuses, Chapter 11 professional fees, and employee severance and termination benefits and store closing costs. Accrued expenses were $3.4 million higher than at May 2, 1998 due primarily to the reserves established at the end of 1998 for anticipated store closing costs.

   We incurred capital expenditures of $2.9 million in First Quarter 1999 (compared to $1.6 million in First Quarter 1998), primarily for a warehouse management system that will begin being implemented in 1999 and various store improvements. For all of 1999, we expect total capital expenditures to be approximately $20 million, primarily for the warehouse management system and other management information systems, two new stores (Note 10 of the Condensed Consolidated Financial Statements) and various store improvements. We currently expect to finance these expenditures through internally-generated funds.

   We believe that the availability under the BankBoston Facility, together with our available cash and expected cash flows from 1999 operations and beyond, will enable us to fund our expected needs for working capital, capital expenditures and debt service requirements. We expect to utilize internally-generated funds or funds available under the BankBoston Facility if we decide to exercise the option to prepay the Notes (Note 10 of the Condensed Consolidated Financial Statements). Our ability to meet our financial obligations, make planned capital expenditures and implement our strategic initiatives will depend on our future operating performance, which will be subject to financial, competitive, economic and other factors affecting our industry and operations, including factors beyond our control. Further improvements in operating profitability and achievement of expected cash flows from operations is critical to providing adequate liquidity and is dependent upon our attainment of comparable store sales increases, along with gross margin and expense levels that are reasonably consistent with our financial plans.

Year 2000 Readiness Disclosure

   The Year 2000 project is proceeding as planned and the cost of remediation is currently estimated to total approximately $4 million, $3.3 million of which has been incurred to-date including $0.9 million in the first quarter of 1999 that was included in SG&A expenses. We expect that the Year 2000 project will be substantially completed by the end of the second quarter of 1999.

   In 1998, to address compliance of our information technology systems, we contracted with a major outside consulting firm to provide the resources required to identify Year 2000 issues and remediate our systems as necessary. In some cases, non-compliant software has been replaced through upgrades provided by manufacturers of the respective software or by installation of compliant replacement systems. We have also addressed embedded systems and computer-controlled devices in our stores, distribution centers and central office and are taking the necessary steps to ensure Year 2000 compliance. As of April, 1999, the Year 2000 project was approximately 90% complete, excluding third-party compliance evaluation and contingency plans discussed below.

   We believe the critical systems we operate will be Year 2000 compliant by the end of the second quarter of 1999, and we believe we are not likely to encounter significant operational problems. However, there is no guarantee that a Year 2000 related failure will not arise. This is due to the uncertainty surrounding potential third-party related Year 2000 problems, as well as our potential failure to discover all of our own susceptible internal systems. Our risk resulting from the failure of third-party or internal systems is similar to other retailers and, for the most part, to other businesses. We are taking steps to minimize this risk by surveying our suppliers and business partners to assess their Year 2000 readiness, which will be determined by the end of June 1999.

   A reasonable worst case scenario could involve the failure of our systems or our supplier and business partner systems which would cause a material disruption to our operations. For example, this could result in an interruption of certain normal business activities and operations such as a temporary inability to process sales transactions or transmit data either internally or to suppliers and business partners. If the worst case scenario should occur for any significant duration, it could have a material adverse impact on our business, results of operations, liquidity and financial position. However, at this time we are unable to determine completely the financial consequences of such potential Year 2000 failures.

   While we expect our efforts will provide reasonable assurance that material disruptions will not occur, the potential for disruptions cannot be fully identified. We are therefore developing contingency plans based on the successful completion of the Year 2000 project, results of testing of internal systems, embedded systems and other computer-controlled devices, and assessment of third-party compliance. The contingency plans will provide for alternative courses of action to mitigate material individual system or process failures due to Year 2000 issues, and are expected to be in place by the end of August 1999. At this time, we cannot estimate the additional cost, if any, that might be incurred from the implementation of such contingency plans.

   The costs of the Year 2000 project and the dates on which we plan to complete Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans.

Quantitative and Qualitative Disclosures About Market Risk

   We are exposed to market risk from changes in interest rates which may adversely affect our financial position, results of operations and cash flows. In seeking to minimize the risks from interest rate fluctuations, we manage exposures through our regular operating and financing activities. We do not use financial instruments for trading or other speculative purposes and are not party to any leveraged financial instruments.

   We are exposed to interest rate risk primarily through our borrowings under our $270 million post-emergence financing facility. Under the facility, we may borrow funds under the $250 million senior secured tranche at variable interest rates based on (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and (ii) the weighted average of the rates on overnight federal funds plus 0.50% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Federal Reserve as the maximum rate for all reserves applicable to any member bank of the Federal Reserve system in respect of eurocurrency liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The $20 million junior secured facility permits us to borrow funds at the "Base Rate" plus 7.00% per annum.

                                    BUSINESS

Company Overview

   We operate 102 discount department stores as of June, 1999, in seven states in the Northeast, primarily in the heavily populated corridor running from the Boston to the Philadelphia metropolitan areas. We began operations in 1958 and were organized as a Massachusetts corporation in 1992 and are headquartered in Braintree, Massachusetts. We have been active in the discount department store business for over 40 years. Our web site is www.bradlees.com.

   Business Strategy. In 1995, we began to implement a strategy to position ourselves between traditional discount stores and department stores. Some of the initiatives associated with this strategy, especially the relatively rapid introduction of higher-price points, an aggressive clearance markdown policy, costly promotions of the Bradlees' credit card and associated elimination of layaway, elimination of certain basic convenience and commodity items that are generally sold in discount stores, along with costly changes in our advertising strategy, resulted in significant sales and margin declines and operating losses. In late December, 1996, our Board of Directors appointed Peter Thorner as Chairman, CEO and President, replacing the former Chairman and CEO, Mark Cohen. Prior to joining Bradlees, Mr. Thorner led the successful turnaround of Ames Department Stores, Inc. In 1997, Mr. Thorner hired Robert Lynn as President and Chief Merchandising Officer. Mr. Lynn was appointed President and Chief Operating Officer in 1998.

   We made the following key modifications to our business strategy during 1997 and 1998 to enhance profitability and improve customer service:

   . Reintroduced lower opening price points in a comprehensive variety of merchandise categories to enhance value and increase customer traffic;

   . Reduced costly promotional events and thereby eliminated or reduced the likelihood of substandard profit margins;

   . Reintroduced certain basic convenience and commodity products that are typical of assortments carried by discount retailers;

   . Reinstituted a layaway program while controlling promotions of the Bradlees credit card;

   .  Installed new in-store directional and departmental signage;

   .  Revised our markdown policy based on product rate of sale;

   . Modified weekly ad circulars to achieve more item-intensive and price-point oriented ad offerings;

   . Introduced and expanded both a "Certified Value" program that highlights certain key recognizable items at competitive everyday prices and a "WOW!" program which integrates targeted and mostly unadvertised opportunistic purchases; and

   .  Significantly reduced overhead while improving operating efficiencies.

   We are focusing on three core product lines: moderately-priced basic and casual apparel; basic and fashion items for the home; and edited assortments of frequently purchased convenience and commodity products. We are committed to quality and fashion, especially in apparel and home furnishings, and to superior customer service, to further improve sales and operating profitability and to differentiate ourselves from our competition. We believe we can strategically leverage our strength in the fashion and quality content of our apparel and decorative home product offerings while driving traffic with selected hardlines merchandise.

   Merchandise Mix. We provide a broad spectrum of basic and fashion apparel (including private-label brands), basic and fashion home furnishings, convenience hard goods and extensive seasonal offerings. Our average merchandise mix in 1998 was comprised of approximately 51% softlines and soft home furnishings and 49% hardlines, versus an estimated industry average of 42% softlines and soft home furnishings and 58% hardlines. Softline products generally have higher gross margins than hardline products.

   Advertising and Promotional Programs. Our marketing strategy is designed to appeal to our value-oriented customers. Sales are driven from competitive pricing and promotions, primarily in weekly circulars, that feature a large number of special values for the customer throughout the store. A major portion of our sales were derived from our weekly circulars in 1998. Approximately 6.1 million circulars are distributed each week. Although circulars are our major promotional vehicle, we also use newspaper advertising, periodic television broadcasts, Bradlees credit-card statement inserts and in-store promotions. Point-of-purchase advertising, layaway, employee discounts and senior citizen discounts are also used as marketing vehicles.

   Operations. Several programs have been or are being implemented to improve store organization, thereby focusing our organization more intently on customer service while at the same time controlling expenses. For example, store managers began using automated staff scheduling programs in 1998 to improve operating efficiency and provide better service to our customers. We also hired a Senior Vice President, Stores, in 1998 who is reporting to the President and Chief Operating Officer for improved coordination of merchandising and store activities. In addition, programs are currently being implemented in the stores to ensure timely merchandise replenishments and an enhanced in-stock position.

   Management has improved productivity and controls and reduced expenses in other areas. For example, a new merchandising management system was implemented during 1997 that facilitates, among other things, tracking merchandise more accurately and efficiently from vendors through distribution centers and to stores. The merchandising management system was enhanced in 1998. In addition, we began developing a warehouse management system in 1998 that will begin to be implemented in 1999. We also installed a new mainframe computer and point-of-sale controllers in 1997 and modified our point-of-sale equipment and software to allow for improved detection of bad checks and additional promotional capabilities.

   Store Profitability. We closed six stores in February, 1998 and one store in March, 1999. One additional store is currently anticipated to begin closing by the end of fiscal 1999. Although we have emerged from Chapter 11, we continue to monitor the profitability of each store and if economically beneficial, we will close, sell or relocate those stores whose performance is inadequate and not responsive to remedial actions. We are pursuing a few new store openings in 1999. See "Competition."

Employees and Collective Bargaining Arrangements

   We employ approximately 12,000 people, of which approximately 70% are covered by collective bargaining agreements. Agreements affecting approximately 25% of the labor force will expire within one year and are expected to be renegotiated. We believe our relations with our employees are good.

Competition

   We compete in most of our markets with a variety of national, regional and local discount and other department and specialty stores, which vary by market. Some of these competitors have substantially greater resources than we do. We compete on the basis of product quality and value, merchandise selection, advertising and price. In addition, store location, appearance and customer service are important competitive factors. Our principal discount department store competitors are Kmart and Wal-Mart, and in certain locations, Target and Ames. Our principal department store competitors are Sears and J.C. Penney. Target and Kohl's, a department store chain, are opening stores in some areas in which we operate.

   Caldor Corp., one of our major competitors prior to April, 1999, recently liquidated its entire business under Chapter 11 and has sold some of its store locations to Kohl's, Wal-Mart, Kmart and Ames. At the time of the reopenings of the purchased stores, our business in competing locations is expected to be at least temporarily affected by the new competition. Certain of these purchased locations are not expected to open until Spring of 2000.

   We expect to pursue Caldor locations where economically beneficial and feasible. On May 26, 1999, the Bankruptcy Court in the Caldor Chapter 11 case approved our $1.25 million purchase of two Caldor store leases, one in the New Jersey market and one in the Philadelphia market. These two new stores are expected to open in the beginning of October, 1999.

   Management believes that it is pursuing the proper merchandising and marketing strategies and operating focus that should allow it to compete effectively in its operating areas. However, no assurances can be given that these strategies will further improve performance or that our business and financial performance will not be adversely affected by future competitive pressures.

Patents, Trademarks and Licenses

   The trademark "Bradlees" is registered with the United States Patent and Trademark Office. We have a significant number of other trademarks, trade names, and service marks. Other than the "Certified Value" and "WOW! How Do We Do It?" service marks, none of the other trademarks, tradenames or services marks are currently considered to individually have a material impact on our business.

Seasonality

   Our business is seasonal in nature, with a significant portion of net sales occurring in the fourth quarter, which includes the holiday selling season.

Credit Facility

   The BankBoston Facility provides us with a $250 million senior secured revolving credit facility (of which $125 million is available for issuance of letters of credit) and a $20 million junior secured "last in-last out" subfacility for a period until December 23, 2001. We can use the BankBoston Facility for working capital, general business needs and to pay off our DIP Facility.

   The senior secured tranche has an advance rate equal to 80% of the Loan Value of Eligible Receivables, plus generally 72% of the Loan Value of Eligible Inventory, subject to certain adjustments. The Company may also borrow up to an additional $20 million under the junior secured facility provided that the total inventory borrowings do not exceed 93% of the Loan to Value Ratio.

   The BankBoston Facility permits us to borrow funds under the senior secured tranche at an interest rate per annum equal to (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus 1/2 of 1% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Board of Governors of the Federal Reserve System as the maximum rate for all reserves applicable to any member bank of the Federal Reserve System in respect of Eurocurrency Liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The junior secured subfacility permits us to borrow funds at the "Base Rate" plus 7.00% per annum.

   In connection with the BankBoston Facility, we have entered into a Security Agreement and a Pledge Agreement with BankBoston. The Security Agreement and the Pledge Agreement cover substantially all of our non-real estate assets. Under the terms of the BankBoston Facility, we have agreed to certain financial covenants including:

   . maintaining a minimum level of earnings before interest, taxes, depreciation and amortization;
   . capping our capital expenditures at $20 million annually, subject to certain exceptions;
   . agreeing not to let certain financial ratios which measure our debt coverage and accounts payable to inventory ratios drop below specified goals.

   See "Terms of Outstanding Indebtedness-Credit Agreement."

Further Information

   Bradlees, Inc. files annual, quarterly and special reports, proxy statements and other information with the SEC. We have requested an exemption from these filing requirements for Bradlees Stores, Inc. and New Horizons of Yonkers, Inc. since information concerning these entities is included in the filings made by Bradlees, Inc. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's Website at "http://www.sec.gov."

Facilities

   Our stores are located principally in shopping centers that are in high traffic areas. Our stores appeal to consumers seeking a wide range of value-priced merchandise and shopping convenience.

   The following chart shows the geographic distribution of our stores as of June, 1999:

      Maine.................................................................   1
      New Hampshire.........................................................   8
      Massachusetts.........................................................  35
      Connecticut...........................................................  17
      New York..............................................................   6
      New Jersey............................................................  29
      Pennsylvania..........................................................   6
                                                                             ---
      Total................................................................. 102
                                                                             ===

   We operate stores in a variety of sizes, with the current average store being 75,728 selling square feet.

   Our distribution facilities are located in Edison, New Jersey and Braintree, Massachusetts. The 584,000 square foot Edison facility generally serves as the soft goods processing center for nearly all apparel and softlines merchandise and as the hardlines merchandise distribution facility for the New York, New Jersey and Pennsylvania stores. The 470,000 square foot Braintree facility generally services all stores with basic merchandise items and distributes hardlines merchandise to the New England stores.

   As of January 30, 1999, our stores, including the one store closed in March, 1999, occupied a total of approximately 7,820,151 square feet of selling area. We lease all of our stores, two distribution centers and central office under long-term leases.

Legal Proceedings

   On June 23, 1995, we filed a voluntary petition in the United States Bankruptcy Court for the Southern District of New York to reorganize under Chapter 11 of the United States Bankruptcy Code. Our modified plan of reorganization was confirmed on January 27, 1999, and became effective on the Effective Date. After the Effective Date, the Bankruptcy Court retained jurisdiction over us for limited purposes. New Horizons of Yonkers, Inc. remained in Chapter 11 after the Effective Date to facilitate the expected disposition of its leasehold interest. Thus, it will continue to be subject to the jurisdiction of the Bankruptcy Court.

   From time to time, we are party to litigation arising in the ordinary course of business. We believe that no pending legal proceeding will have a material adverse effect on our business, financial condition or results of operations.

                                   MANAGEMENT

Directors and Executive Officers

   The names, ages, and current positions of all of the executive officers and directors of Bradlees, Inc. as of June 4, 1999 are listed below along with their business experience during the past five years. The Directors of Bradlees Stores, Inc. and New Horizons of Yonkers, Inc. are Messrs. Thorner, Moses and Schmitt. The executive officers of Bradlees Stores, Inc. and New Horizons of Yonkers, Inc. are the same as those of Bradlees, Inc.

Name                             Age                          Position
----                             ---                          --------
Robert A. Altschuler(3)........  42  Director
Stephen J. Blauner(2)..........  46  Director
W. Edward Clingman, Jr.(3)(4)..  46  Director
Bruce Conforto.................  46  Senior Vice President, Chief Information Officer
Gregory K. Dieffenbach.........  49  Senior Vice President, Human Resources
Judith D. Dunning..............  48  Senior Vice President, Planning and Allocation
John M. Friedman, Jr.(2).......  54  Director
Mark E. James..................  49  Senior Vice President, Marketing
Lawrence Lieberman(3)..........  50  Director
Robert G. Lynn.................  49  Director, President and Chief Operating Officer
Charles K. MacDonald(2)........  40  Director
Cornelius F. Moses III(1)......  40  Senior Vice President, Chief Financial Officer
David Phillion.................  44  Senior Vice President, Logistics
Ronald T. Raymond..............  55  Senior Vice President, Asset Protection
William H. Roth(4).............  47  Director
David L. Schmitt(1)............  48  Senior Vice President, General Counsel, Secretary and Clerk
Sandra L. Smith................  42  Senior Vice President, General Merchandise Manager,
                                     Hardlines
Thomas N. Smith................  42  Senior Vice President, Stores
James C. Sparks................  52  Senior Vice President, General Merchandise Manager,
                                     Softlines
Peter Thorner(1)(4)............  55  Chairman and Chief Executive Officer

--------
(1) Director of Bradlees Stores, Inc. and New Horizons of Yonkers, Inc.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee
(4) Member of the Nominating Committee

   Mr. Altschuler became a Director of the Company in February 1999. He has served as Vice President and Director of Leasing for Marx Realty & Improvement Co., Inc. since prior to 1994.

   Mr. Blauner became a Director of the Company in February 1999. He has served as a consultant on bankruptcy and distressed investing for a small group of clients since January 1998. In addition, since 1998 Mr. Blauner has served in an Of Counsel position to the law firm of Milbank, Tweed, Hadley & McCloy LLP for the purposes of representing the Loan Syndications and Trading Association, Inc. as its outside general counsel. From prior to 1994 to December 1997, he served as a partner and from 1996, as co-head of the national bankruptcy department at Milbank, Tweed, Hadley & McCloy LLP.

   Mr. Clingman became a Director of the Company in February 1999. He has served as President and Chief Executive Officer of Best Products Co., Inc. ("Best Products") from January 1997 to the present (during Best Products' liquidation and related wind-down). Prior to serving as President and Chief Executive Officer, Mr. Clingman served as Senior Vice President, General Counsel and Secretary from May 1996 to December 1996. He served as Vice President, General Counsel and Secretary from prior to 1994 to May 1996. Mr. Clingman serves as a director of Best Products.

   Mr. Conforto became Senior Vice President, Chief Information Officer of the Company in April 1998. Prior to joining the Company, he was Vice President, Corporate Information Technology of HFS Incorporated from August 1996 to April 1997. He was Vice President of Information Services for Rickel Home Centers, Inc. from prior to 1994 to August 1996.

   Mr. Dieffenbach became Senior Vice President, Human Resources of the Company in July 1997. Prior to joining the Company, he was Vice President, Human Resources for Uptons Department Stores, Inc. from prior to 1994 to May 1997.

   Ms. Dunning became Senior Vice President, Planning and Allocation of the Company in February 1997. Ms. Dunning served as Vice President, Strategic Planning of the Company from January 1996 to February 1997. Prior to joining the Company, she was Vice President, Merchandise Planning of Rich's/Lazarus/Goldsmith's, a division of Federated Department Stores, Inc., from February 1995 to January 1996 and Vice President, Merchandise Planning of Lazarus Department Stores, Inc., a division of Federated Department Stores, Inc., from prior to 1994 to February 1995.

   Mr. Friedman became a Director of the Company in May 1996. Mr. Friedman was a partner at Dewey Ballantine from prior to 1994 to when he retired in April 1996.

   Mr. James became Senior Vice President, Marketing of the Company in May 1997. Prior to joining the Company, he was Senior Vice President, Marketing and Advertising for Best Products from prior to 1994 to December 1996.

   Mr. Lieberman became a Director of the Company in February 1999. He served as Vice President, Merchandising for ABC Home Furnishings Inc. from prior to 1994 to February 1999.

   Mr. Lynn became President and Chief Operating Officer of the Company in April 1998. He served as President and Chief Merchandising Officer of the Company from April 1997 to April 1998. Mr. Lynn was elected a Director of the Company in April 1997. Prior to joining the Company, he was a consultant to various retail and manufacturing clients from January 1996 to April 1997. He was Vice Chairman and Chief Operating Officer of American Eagle Outfitters, Inc. from January 1995 to December 1995 and a Director from April 1994 to December 1995. Mr. Lynn was a retail consultant to the creditors' committee in the McCrory bankruptcy from December 1993 to January 1995. Mr. Lynn served as President and Chief Executive Officer of the United States division of F.W. Woolworth from January 1989 to September 1993.

   Mr. MacDonald became a Director of the Company in February 1999. He has served as President of Morgandane Management Corp., an investment advisory firm, from 1997 to the present. From prior to 1994 to 1995, he was a portfolio manager for Stonington Management Corp. ("Stonington"). Morgandane
Management Corp. provides investment advisory services to Stonington. Stonington is under common managment with Elliott Associates, L.P. and Westgate International, L.P. Mr. MacDonald also serves as a director of Atlantic Gulf Communities Corp.

   Mr. Moses became Senior Vice President, Chief Financial Officer of the Company in July 1996. Mr. Moses served as Senior Vice President, Finance of the Company from July 1995 to July 1996. Mr. Moses was Vice President, Finance of the Company from April 1995 to July 1995. Prior to joining the Company, Mr. Moses was Senior Vice President, Finance of Ames Department Stores, Inc. ("Ames") from prior to 1994 to April 1995.

   Mr. Phillion became Senior Vice President, Logistics of the Company in March 1999. Mr. Phillion served as Vice President, Merchandise and Promotional Planning of the Company from February 1997 to March 1999. He was Director of Merchandise Support of the Company from prior to 1994 to February 1997.

   Mr. Raymond became Senior Vice President, Asset Protection of the Company in July 1995. Prior to joining the Company, he was Senior Vice President, Asset Protection for Ames from prior to 1994 to July 1995.

   Mr. Roth became a Director of the Company in February 1999. He has served as a partner at the law firm of Kelly & Roth since prior to 1994.

   Mr. Schmitt has served as Senior Vice President, General Counsel, Secretary and Clerk of the Company since November 1995. He was Vice President, General Counsel, Secretary and Clerk of the Company from July 1995 to November 1995. Prior to joining the Company he was Vice President, Business Development for Wheelabrator Clean Water Systems, Inc. from 1994 to June 1995. He was President of CP Consulting from prior to 1994 to June 1994.

   Ms. Smith became Senior Vice President, General Merchandise Manager, Hardlines of the Company in July 1995. Ms. Smith served as Vice President, General Merchandise Manager, Hardlines of the Company from February 1994 to July 1995.

   Mr. Smith became Senior Vice President, Stores of the Company in December 1997. Prior to joining the Company, he was Director of Operations and Merchandising for Fry's Electronics from April 1995 to December 1997. He was Division Director for The Home Depot/Crossroads from prior to 1994 to April 1995. He was Regional Vice President for Wal-Mart from prior to 1993 to April 1993.

   Mr. Sparks became Senior Vice President, General Merchandise Manager, Softlines of the Company in July 1995. He was Vice President, General Merchandise Manager, Softlines of the Company from October 1994 to July 1995. Prior to joining the Company, Mr. Sparks was Vice President, General Merchandise Manager of Belk Lindsey from prior to 1994 to October 1994.

   Mr. Thorner has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since April 1997. He served as Chairman of the Board of Directors, President and Chief Executive Officer of the Company from December 1996 to April 1997. He served as President and Chief Operating Officer of the Company from June 1995 to December 1996 and he was elected a Director of the Company in July 1995. He was Vice Chairman of the Company from March 1995 to June 1995. Prior to joining the Company, he was President, Chief Operating Officer and Acting Chief Executive Officer and a member of the Board of Directors of Ames from prior to 1994 to 1994.

   On September 24, 1996, while Mr. James was Senior Vice President, Marketing and Advertising of Best Products, and Mr. Clingman was Senior Vice President, General Counsel and Secretary of Best Products, Best Products filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Best Products was subsequently liquidated.

   Mr. Conforto was Vice President of Information Services for Rickel Home Centers, Inc. when they filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Rickel Home Centers, Inc. was subsequently liquidated.

Board of Directors of Bradlees, Inc. and Its Committees

   The business of Bradlees, Inc. is managed under the direction of the Board of Directors. There are nine members of the Board of Directors of Bradlees, Inc. These directors were selected pursuant to the Plan and assumed their positions as of the Effective Date. The Amended and Restated Articles of Organization of Bradlees, Inc. provide that the members of the Board of Directors shall serve initial terms which will expire upon the election and qualification of directors at each annual meeting of stockholders. At each annual meeting of stockholders, the successors of the directors will be elected by a plurality of the votes cast at such meeting. Bradlees, Inc. intends to hold its first annual meeting after the Effective Date in the Spring of 2000.

   The Board of Bradlees, Inc. has established an audit committee (the "Audit Committee"), a compensation committee (the "Compensation Committee") and a nominating committee (the "Nominating Committee"). The Audit Committee, which consists solely of outside directors, recommends to the Board of

Directors the firm to be appointed as independent accountants to audit financial statements and to perform services related to the audit. The Audit Committee also reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants the Company's year-end operating results, considers the adequacy of the internal accounting procedures and confirms and assures the independence of both the internal auditor and the independent accountants. The Audit Committee is evaluating the recent recommendations of the Blue Ribbon Panel (a panel comprised of various constituencies of the financial community that was formed to make recommendations to strengthen the role of audit committees in the financial reporting process). The members of the Audit Committee are W. Edward Clingman, Jr., Robert A. Altschuler and Lawrence Lieberman.

   The Compensation Committee, which consists solely of outside directors, reviews and recommends to the Board of Directors the compensation arrangements for all directors and officers, approves such arrangements for other senior level employees and administers and takes such other action as may be required in connection with certain compensation and incentive plans of the Company. The Compensation Committee also determines the number of options to be granted or shares of Common Stock to be issued to eligible persons under our Bradlees, Inc. 1999 Stock Option Plan (the "Stock Plan"). In addition, the Compensation Committee establishes, amends and revokes rules and regulations for administration of the Stock Plan. The members of the Compensation Committee are John M. Friedman, Jr., Stephen J. Blauner and Charles K. MacDonald.

   The Nominating Committee consists of the Chairman of the Board and two other non-employee directors nominated by the Chairman of the Board and approved by a majority of the Board. The purpose of the Nominating Committee is to facilitate the nomination of directors to fill vacancies on the Board. The members of the Nominating Committee are Peter Thorner, William H. Roth and W. Edward Clingman, Jr.

Board of Directors of Bradlees Stores, Inc.

   The business of Bradlees Stores, Inc. is managed by its Board of Directors. As of the Effective Date, there were three members of its Board of Directors. The Amended and Restated Articles of Organization of Bradlees Stores, Inc. provide that the members of the Board of Directors shall serve initial terms which will expire upon the election and qualification of directors at each annual meeting of stockholders.

Board of Directors of New Horizons of Yonkers, Inc.

   The business of New Horizons of Yonkers, Inc. is managed by its Board of Directors. As of the Effective Date, there were three members of its Board of Directors. The By-laws of New Horizons of Yonkers, Inc. provide for the creation of committees to exercise the powers of the Board. No such committees currently exist.

                           SUMMARY COMPENSATION TABLE

   The following table sets forth the earned compensation for the Chief Executive Officer of the Company and our four highest-paid executive officers in 1998 other than the Chief Executive Officer (the "Named Officers") for 1998, 1997 and 1996.

                           Summary Compensation Table

                                                                         Long Term Compensation
                                                                     -------------------------------
                                                                             Awards
                                                                     ----------------------
                                                                                            Payouts
                                                                                            --------
                                    Annual Compensation
                               ------------------------------------
                                                                     Restricted Securities
Name and                                               Other Annual    Stock    Underlying    LTIP       All Other
Principal Position        Year  Salary      Bonus      Compensation    Awards   Option/SARs Payouts     Compensation
------------------        ---- --------    --------    ------------  ---------- ----------- --------    ------------
Peter Thorner...........  1998 $847,596    $467,500(l)   $55,836(2)       -           -     $550,000(3)  $ 601,169(4)
Chairman and Chief        1997 $741,827    $299,063(5)       (6)          -           -     $150,000(3)  $   9,318
Executive Officer         l996 $589,166           -      $12,961          -           -     $150,000(3)  $   9,293
Robert G. Lynn..........  1998 $586,442    $300,000(1)       (6)          -           -            -     $ 189,020(4)
Director, President,      1997 $401,827(7) $196,875(5)   $29,109          -           -            -     $     840
and
 Chief Operating Officer
Thomas N. Smith.........  1998 $295,000    $103,250(l)       (6)          -           -            -     $  76,004(8)
Senior Vice President,    1997 $ 45,385(7)        -            -          -           -            -     $ 127,768
Stores
Cornelius F.              l998 $282,343    $105,000(l)       (6)          -           -            -     $ 128,636(4)
Moses, III..............
Senior Vice President     l997 $279,175    $ 84,012(5)       (6)          -           -            -     $   1,054
and Chief Financial       1996 $228,682           -          (6)          -           -            -     $     944
Officer
David L. Schmitt .......  1998 $246,154    $ 89,250(l)       (6)          -           -            -     $ 103,980(4)
Senior Vice President,    1997 $243,751    $ 73,500(5)       (6)          -           -            -     $     912
General Counsel,          1996 $180,024           -          (6)          -           -            -     $     748
Secretary and Clerk

--------
(1) Includes an earned bonus paid in April 1999 pursuant to the Company's Corporate Bonus Plan (see below).
(2) Includes $26,400 for an automobile allowance and $29,436 for reimbursement of certain legal and annual financial counseling expenses and the tax liabilities related to such expenses.
(3) See Enterprise Appreciation Incentive Plan (see below).
(4) Includes premiums paid by the Company with respect to term life insurance for the calendar year ended December 31, 1998 and the following earned bonuses paid following the Effective Date pursuant to the Management Emergence Bonus Plan (see below): Mr. Thorner--$400,000; Mr. Lynn-- $116,667; Mr. Moses--$75,000; and Mr. Schmitt--$58,333. Also includes the following deferred payments, with interest, paid following the Effective Date with respect to the bonuses earned pursuant to the Corporate Bonus Plan (see below) in fiscal 1997 and/or its predecessor, the Retention Bonus Plan in fiscal 1995: Mr. Thorner--$190,228; Mr. Lynn--$69,873; Mr. Moses-- $52,017; and Mr. Schmitt--$44,251. Also includes the following matching contributions made by the Company pursuant to the Bradlees 401(k) Savings Plan (the "401(k) Plan"); Mr. Thorner--$1,798; Mr. Lynn--$1,385;
    Mr. Moses--$692; and Mr. Schmitt--$588.
(5) Includes an earned bonus paid in April 1998 pursuant to the Corporate Bonus Plan (see below), but excludes the following deferred payments which were paid, with interest, following the Effective Date: Mr. Thorner--$99,688; Mr. Lynn--$65,625; Mr. Moses--$28,004; and Mr. Schmitt--$24,500.
(6) Perquisites and other personal benefits for the indicated periods did not exceed the lesser of $50,000 or 10% of reported salary and bonus.
(7) Represents a partial year beginning when Mr. Lynn joined the Company in April 1997 and Mr. Smith joined the Company in December 1997.
(8) Includes premiums paid by the Company with respect to term life insurance for the calendar year ended December 31, 1998. Also includes $58,351 for relocation expenses related to Mr. Smith's employment as Senior Vice President, Stores of the Company and reimbursement for tax liabilities related to such relocation expenses. Also includes an earned bonus of $16,667 paid following the Effective Date pursuant to the Management Emergence Bonus Plan (see below).

Corporate Bonus Plan

   In February 1997 we adopted, and in April 1997 the Bankruptcy Court approved, the Corporate Bonus Plan (the "Corporate Bonus Plan"). The Corporate Bonus Plan provides incentives and rewards for (i) performance of key employees that meets or exceeds expectations and (ii) attainment of threshold performance measurements tied directly to our annual business plan. The amount of the award increases if our performance exceeds the business plan. In addition, a discretionary fund in the amount of $500,000 has been established to provide bonuses to (a) non-bonus eligible employees based upon performance regardless of whether we achieve our target performance level and (b) bonus eligible employees based on performance if we do not achieve our target performance level.

   Under the Corporate Bonus Plan, we had to obtain a minimum EBITDA (as defined) of $32 million for fiscal 1998, net of the anticipated costs of the Corporate Bonus Plan, in order for any employee to be eligible for 100% of an award (except for the discretionary fund mentioned above). For each $5 million of EBITDA improvement (net of the provision for the additional earned bonus) over the amount projected, the award increases by 25% of the base award up to a maximum increase of 100% of the award. We achieved an EBITDA of $32.4 million (net of the provision for the bonuses) for fiscal 1998 and paid total bonuses of $4.8 million to 377 employees under the Corporate Bonus Plan in April 1999.

   With respect to the Named Officers and certain other members of our senior management, one-quarter of the amount of any bonus payable before such time as we consummated our Chapter 11 plan of reorganization was paid, with interest, on the Effective Date. The remaining three-quarters of the bonuses were previously paid. See "Summary Compensation Table."

   For fiscal 1999, our Board of Directors adopted threshold performance measurements tied directly to our 1999 business plan. We must obtain a minimum EBITDA of $40 million, net of the anticipated costs of the Corporate Bonus Plan, in order for any employee to be eligible for 100% of an award (except for the discretionary fund mentioned above). Partial awards will be made if we achieve certain levels of EBITDA below $40 million. For each $5 million of EBITDA improvement (net of the provision for the additional earned bonus) over $40 million, the award increases by 25% of the base award up to a maximum increase of 100% of the award. In addition, any award may be increased or decreased by 25% based upon an employee's performance.

Enterprise Appreciation Incentive Plan

   In August 1995 we adopted, and in November 1995 the Bankruptcy Court approved, the Enterprise Appreciation Incentive Plan (the "Incentive Plan"). The Incentive Plan was terminated on the Effective Date. The Incentive Plan was intended to provide an incentive to those key executives whose management and individual performance will have a direct impact on increasing the long-term value of the Company. A payment of $400,000 was paid to Mr. Thorner following the Effective Date with respect to amounts due him for the remaining term of the Incentive Plan (see "Summary Compensation Table" and "Employment Agreement with Peter Thorner"). No further payments will be made under the Incentive Plan since it has been terminated.

Management Emergence Bonus Plan

   On the Effective Date, certain executives were selected to participate in our Management Emergence Bonus Plan (the "Emergence Bonus Plan"). The aggregate amount payable to these employees under the Emergence Bonus Plan is $3 million. One million dollars of this was paid following the Effective Date. The remaining $2 million will be paid on the later of (a) the one-year anniversary of the Effective Date and (b) the date upon which the 9% Convertible Notes are fully paid or converted into equity. No payments will be made under the Emergence Bonus Plan if there exists any continuing default under the BankBoston Facility or its successor. If an employee leaves us for any reason, other than an involuntary termination without Cause or a voluntary termination for Good Reason, (as such terms are defined under the Emergence Bonus Plan) within one year of receiving a payment under the Emergence Bonus Plan, the payment shall be subject to partial or total recoupment. If an employee is involuntarily terminated without Cause, voluntarily leaves for Good Reason, or leaves due to death or disability, then the employee does not have to return any payments under the Emergence Bonus Plan and is entitled to receive any portion of the payments to be made under the Emergence Bonus Plan within 30 days after the date of termination of employment.

Severance Program

   In August 1995 we adopted, and in November 1995 the Bankruptcy Court approved, a severance program (the "Severance Program") that covers all officers, Vice President and above, and certain other employees of the Company, but not including Mr. Thorner who has a separate employment agreement (see Employment Agreement with Peter Thorner below). If the employment of any participant in the Severance Program is terminated other than for cause, death, disability or by the employee, then salary is guaranteed, subject to mitigation by other employment, for up to eighteen months for the President and Senior Vice Presidents and twelve months for Vice Presidents, and six months for certain other employees and a lump-sum payment equal to six months of salary is paid to certain other employees. Certain participants would also receive a lump-sum payment equal to the amount of any incentive payment for the fiscal year in which the termination occurred (the "Severance Lump Sum").

   If the employment of any participant is terminated other than for Cause, death, disability or retirement, or is terminated under certain other circumstances, within one year following a change of control of the Company, the employee will receive a lump-sum payment. The payment is the Severance Lump Sum amount plus one and one-half times the annual salary in effect immediately prior to the change of control (the "Annual Salary") for the President and Senior Vice Presidents, one times the Annual Salary for Vice Presidents and one-half times the Annual Salary for certain other employees. For purposes of the Severance Program, a change of control includes but is not limited to the acquisition by any person of beneficial ownership of 50% or more of the Company's outstanding voting securities, or the failure of the individuals who constituted the Board of Directors in August 1995 to continue to constitute a majority of the Board unless the election of the new directors has been approved by the incumbent directors. Consummation of our Plan of Reorganization did not constitute a change of control under the Severance Program.

Stock Option Plan for Key Employees

   There were no options for Old Bradlees' common stock granted or exercised by Named Officers in fiscal 1998. Pursuant to the Plan of Reorganization, all options outstanding immediately prior to the Effective Date were canceled as of the Effective Date. On the Effective Date, the Bradlees, Inc. 1999 Stock Option Plan (the "Stock Plan") became effective. On April 15, 1999 we granted options to purchase 750,000 shares of our Common Stock to our senior management. The options were granted at an exercise price of $4.22 per share and will vest in equal one-third increments beginning on the date of grant and each of the two anniversaries following the date of grant. These options shall be exercisable for a period of five years from the date of grant. At the time of grant, any compensation expense related to options will to be recorded over the vesting period. On April 28, 1999, the Compensation Committee granted 127,500 additional options to other members of management at an exercise price of $7.13 per share and will vest in equal one-third increments beginning on the first anniversary of the date of grant. In addition, the Compensation Committee has the right to grant options with respect to 122,500 additional shares at such price and on such terms as the Compensation Committee shall determine.

Retirement Plans

   We maintain a qualified retirement plan (the "Retirement Plan") for our eligible employees. The retirement benefits under the Retirement Plan are determined pursuant to a benefit formula that takes into account the employee's Final Average Compensation (as defined in the Retirement Plan), and/or years of service, up to 30 years. Effective December 31, 1998, the Retirement Plan for our non-union employees was frozen for credited service and salary adjustments and we reinstated matching contributions to our 401(k) Plan. All benefits under the Retirement Plan, except the minimum benefits, are subject to an integration offset based upon the employee's Covered Compensation (as defined in the Retirement Plan) or Final Average Compensation, if less. We also maintain a non-qualified Supplemental Executive Retirement Plan (the "Supplemental Plan") which, as of December 1, 1995, replaced the Excess Pension Plan which was terminated. Under the Supplemental Plan an eligible employee, upon normal retirement at age 65, may receive supplemental retirement benefits equal to 50% of his Final Average Compensation, minus the sum of his Social Security benefits and the annual benefit payable from the Retirement Plan. The benefits from the Supplemental Plan are payable in the form of a single lump sum amount. The following table shows the estimated annual retirement benefits which will be payable to participating employees from the Retirement Plan and the Supplemental Plan in the form of a straight life annuity upon normal retirement at age 65 after selected periods of service. These benefits presented below do not reflect the Social Security offset described above and do not take into account any reduction for joint and survivor payments.

                               Pension Plan Table

                      Estimated Annual Retirement Benefits

                                  10 Years
Final Average                        of                                             15 or More
Compensation*                     Service                                        Years of Service
-------------                     --------                                       ----------------
$  200,000                        $ 66,666                                           $100,000
$  250,000                        $ 83,333                                           $125,000
$  300,000                        $100,000                                           $150,000
$  400,000                        $133,333                                           $200,000
$  500,000                        $166,666                                           $250,000
$  600,000                        $200,000                                           $300,000
$  700,000                        $233,333                                           $350,000
$  800,000                        $266,666                                           $400,000
$  900,000                        $300,000                                           $450,000
$1,000,000                        $333,333                                           $500,000
$1,100,000                        $366,666                                           $550,000
$1,200,000                        $400,000                                           $600,000
$1,300,000                        $433,333                                           $650,000
$1,400,000                        $466,666                                           $700,000
$1,500,000                        $500,000                                           $750,000
$1,600,000                        $533,333                                           $800,000

--------
* Federal law limits the amount of compensation that may be taken into account in calendar year 1998 in calculating benefits under the Retirement Plan to $160,000 and limits the annual benefits that may be payable in calendar year 1998 to $125,000. These tax limits do not apply to benefits payable from the Supplemental Plan.

   Compensation recognized under the Retirement Plan is the participant's annualized rate of base salary. Compensation under the Supplemental Retirement Plan is the participant's base salary and bonus. The calculation of retirement benefits under both plans is generally based upon the participant's highest annual compensation averaged over three years. As of December 31, 1998, the years of credited service for the

Retirement Plan for Messrs. Thorner, Lynn, Smith, Moses, and Schmitt were 4, 2, 0, 4, and 4, respectively. As of December 31, 1998, the years of credited service for the Supplemental Plan for Messrs. Thorner, Lynn, Smith, Moses, and Schmitt were 9, 2, 1, 4 and 4, respectively.

Compensation of Directors

   Each director who is not an employee of the Company receives an annual retainer of $30,000. Directors who are also employees of the Company do not receive any remuneration for serving as directors.

Employment Agreement with Peter Thorner

   We have entered into a three-year employment agreement with Mr. Thorner, commencing as of October 26, 1995 and amended as of November 7, 1997 and as of May 3, 1999. This employment agreement is automatically extended for one additional day each day unless either party gives the other party two years written notice of its election not to extend the contract. Effective December 24, 1996, concurrent with his then appointment as Chairman, President and Chief Executive Officer, Mr. Thorner received a minimum annual base salary of $725,000 and an annual incentive award of 55% of his base salary. In March 1998, our Board of Directors approved an increase in Mr. Thorner's annual base salary to $850,000 effective February 1, 1998. In April 1999, the Board of Directors approved an increase in Mr. Thorner's annual base salary to $925,000 effective January 31, 1999. While in Chapter 11, the annual incentive award was payable pursuant to the Corporate Bonus Plan. The annual incentive award could be increased to 110% of Mr. Thorner's base salary if certain maximum performance goals are met under the Corporate Bonus Plan. Under the employment agreement, one-quarter of the amount of any annual incentive bonus payable before the consummation of the Plan of Reorganization was deferred, and paid with interest on the Effective Date.

   In addition, the employment agreement provides for the payment by us of an equity incentive bonus (payable in cash, debt and equity securities) pursuant to the Incentive Plan determined by reference to the increase in value of the Company from the date of the bankruptcy filing to the fifth anniversary of the employment agreement, subject generally to vesting over five years. Under the employment agreement, Mr. Thorner is entitled to receive an annual nonrefundable advance of $150,000 towards his benefits under the Incentive Plan while he remains employed by us. The employment agreement also provides that Mr. Thorner's equity incentive bonus under the Incentive Plan would be at least $1,000,000 but would not exceed the lesser of $4,615,385 or 3% of the appreciation in value of the Company. No payments were paid under the Incentive Plan to Mr. Thorner, other than the annual nonrefundable advances and a payment of $400,000 with respect to amounts due Mr. Thorner for the remaining term of the Incentive Plan, which was paid following the Effective Date, thereby completing our obligation to Mr. Thorner with respect to the $1,000,000 due to Mr. Thorner. The agreement also provides for certain retirement benefits, for reimbursement of certain legal, annual financial counseling and relocation expenses and participation in our employee benefit plans. The employment agreement also provides that in the event of Mr. Thorner's termination of employment by us (including following a change in control of the Company) without Cause or Good Reason (as defined in the Employment Agreement), Mr. Thorner would generally be entitled to all payments and benefits called for under the agreement for the remainder of its term. Consummation of the Plan of Reorganization did not constitute a change of control under the agreement.

Compensation Committee Interlocks and Insider Participation

   All executive officer compensation decisions are made by the Compensation Committee. The Compensation Committee reviews and makes recommendations regarding the compensation for our management and key employees, including salaries and bonuses.

                             PRINCIPAL STOCKHOLDERS

   The following table sets forth certain information with respect to the beneficial ownership of our Common Stock as of June 4, 1999, by (i) each person known by us to beneficially own five percent or more of the outstanding shares of the Common Stock, (ii) each director and certain executive officers, and
(iii) all directors, nominees for director and executive officers as a group. Except as otherwise indicated, we believe that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable. All of the Common Stock of Bradlees Stores, Inc. is owned by Bradlees, Inc.

   Directors, Executives
         Officers,
     and 5% Beneficial                   Shares Beneficially Owned
        Owners(1)(2)                     Prior to the Offering(2)  Percentage(3)
   ---------------------                 ------------------------- -------------
Gemina Partners, L.P.(4)...............           650,000              6.4%
Robert A. Altschuler...................              0                   *
Stephen J. Blauner.....................            2,000                 *
W. Edward Clingman, Jr.................              0                   *
John M. Friedman, Jr. .................              0                   *
Lawrence Lieberman.....................              0                   *
Robert Lynn............................           33,336(5)              *
Charles K. MacDonald...................              0                   *
Cornelius F. Moses, III................           12,121(6)              *
William H. Roth........................            1,500                 *
David L. Schmitt.......................           12,121(7)              *
Thomas N. Smith........................           12,121(8)              *
Peter Thorner..........................           83,333(9)              *
All directors and executive officers
 as a group (consisting of 20 people)..           253,500              2.5%

--------
*  Represents less than 1.0% of the issued and outstanding shares of Common
   Stock.
(1) Unless otherwise indicated, the mailing address for each stockholder and director is c/o the Company, One Bradlees Circle, Braintree, Massachusetts 02184. The mailing address for Gemina Partners, L.P. is 900 Third Avenue, New York, New York 10022.
(2) As used in this table, "beneficial ownership" means the sole or shared power to vote or direct the voting of a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct the disposition of, a security). In computing the number of shares of Common Stock beneficially owned by a person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of June 4, 1999 are deemed outstanding, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The beneficial ownership amounts above exclude an indeterminate number of shares issuable upon conversion of the 9% Convertible Notes. Since the number of shares of Common Stock issuable upon conversion of the 9% Convertible Notes varies as the market price of the Common Stock changes, it is impossible at this time to determine how many shares may be issued upon conversion of the 9% Convertible Notes. The number of shares beneficially owned does not include any warrants that may be owned by such person. We have agreed to issue warrants to purchase 1,000,000 shares of our Common Stock to certain creditors after the surrender of their pre-petition notes, but until such surrender is complete, all of the recipients of such warrants are not determinable.
(3) Percentage ownership is based upon 10,225,711 shares of Common Stock presumed issued and outstanding as of June 4, 1999.
(4) Gemina Capital Management, L.L.C., as the general partner of Gemina Partners, L.P., and Leonard Schuster and Steven Schuster, as the managing members of Gemina Capital Management, L.L.C., each may be deemed to be the indirect beneficial owners of the 650,000 shares of the Company's Common Stock directly held by Gemina Partners, L.P. In addition, Leonard Schuster and Steven Schuster may be deemed to be the indirect beneficial owners of 203,500 shares of the Company's Common Stock directly held by Stelvio Limited, a Jersey Channel Islands company that they jointly control.

(5) Includes options to purchase 33,336 shares of Common Stock which are exercisable within 60 days of June 4, 1999 but excludes options to purchase 66,671 shares of Common Stock which are not currently exercisable.
(6) Includes options to purchase 12,121 shares of Common Stock which are exercisable within 60 days of June 4, 1999 but excludes options to purchase 24,242 shares of Common Stock which are not currently exercisable.
(7) Includes options to purchase 12,121 shares of Common Stock which are exercisable within 60 days of June 4, 1999 but excludes options to purchase 24,242 shares of Common Stock which are not currently exercisable.
(8) Includes options to purchase 12,121 shares of Common Stock which are exercisable within 60 days of June 4, 1999 but excludes options to purchase 24,242 shares of Common Stock which are not currently exercisable.
(9) Includes options to purchase 83,333 shares of Common Stock which are exercisable within 60 days of June 4, 1999 but excludes options to purchase 166,667 shares of Common Stock which are not currently exercisable.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other Transactions

   In February 1998, we made a loan in the amount of $100,000 to Thomas N. Smith, Senior Vice President, Stores, in connection with his relocation. This loan was interest-free and payable on January 30, 1999. The due date was extended until April 15, 1999, with interest at 10% per annum during the extension period. The loan was repaid in full. In September 1998, we made a loan in the amount of $100,000 to Bruce Conforto, Senior Vice President and Chief Information Officer, in connection with his relocation. This loan was interest-free and payable on or prior to March 31, 1999. The loan was repaid in full.

Company Policy

   We have a policy that any transactions with directors, officers, employees or affiliates be approved in advance by a unanimous vote of our Board of Directors with any affected director abstaining from such vote, and be on terms no less favorable to us than we could obtain from non-affiliated parties.

                            SELLING SECURITYHOLDERS

   The following table sets forth the name of each Selling Securityholder, and the amount of the Securities owned by each such Selling Securityholder as of June 7, 1999, except as otherwise noted, which have been or will be offered hereby. This Prospectus relates to the offers and sales of the Securities by the Selling Securityholders, including the shares of Common Stock issuable upon conversion of the 9% Convertible Notes. The Securities subject to offering and sale by the Selling Securityholders pursuant hereto constitute all of the holdings of such securities by such Selling Securityholders. The following table includes any Common Stock issuable upon exercise of outstanding Warrants. Each Selling Stockholder may offer and sell all of the Securities registered hereby. If such Selling Stockholder sells all of the Securities registered hereby, such Selling Stockholder will not beneficially own any of our securities. Inclusion on this list does not imply that any person or entity will actually offer or sell any of the shares registered on its behalf.

                                                 Shares of    Principal Amount
                                              Common Stock(1)   of Notes(2)
                                              --------------- ----------------
Gabriel Capital, L.P.(3).....................     289,105       $    731,000
Elliott Associates, L.P.(4)..................       6,780       $  1,567,000(6)
Westgate International, L.P.(4)..............      39,463       $  3,285,000
MWV Separate Account Alpha(5)................           0       $ (1,180,622)
Morgens Waterfall Income Partners(5).........           0       $  3,091,673
Restart Partners II, L.P.(5).................           0       $  4,642,873
Restart Partners III, L.P.(5)................           0       $  3,183,387
Restart Partners IV, L.P. (5)................           0       $  3,549,873
Restart Partners V, L.P.(5)..................           0       $  1,287,796
MWV International, Ltd.(5)...................           0       $  2,733,792
                                                  -------       ------------
  TOTAL......................................     335,348(7)     $26,298,000(7)

--------
(1) Excludes an indeterminate number of shares issuable upon conversion of the 9% Convertible Notes. Since the number of shares of Common Stock issuable upon conversion of the 9% Convertible Notes varies as the market price of the Common Stock changes, it is impossible at this time to determine how many shares may be issued upon conversion of the 9% Convertible Notes.
(2) The principal amount of Notes shown is, except as otherwise noted, based on information provided by the Trustee for the Notes.
(3) Information regarding the number of shares of common stock is based on information provided by Gabriel Capital, L.P. on Schedule 13D filed with the Securities and Exchange Commission on May 3, 1999. J. Ezra Merkin ("Merkin") is the sole general partner of Gabriel Capital, L.P.
(4) Information regarding the number of of shares of Common Stock is based on information provided by Elliott Associates, L.P. and Westgate International, L.P. on Schedule 13D filed with the Securities and Exchange Commission on May 7, 1999. Elliott Associates, L.P. and Westgate International, L.P. are investment partnerships under common management. In addition, Westgate International, L.P. and Martley International, Inc. together beneficially own 39,463 shares of Common Stock.
(5) Each of these entities is an investment partnership under common management by Morgens, Waterfall, Vintiadis & Company, Inc. ("MWV"). The amounts shown are based on information provided by MWV.
(6) The amount owned by Elliott includes $1,176,000 in principal amount of Notes purchased since February 2, 1999.
(7) Additional securities have been registered hereby on behalf of parties which may receive such securities in connection with the Companies' emergence from Chapter 11 and which parties have not yet been identified. Once identified, such parties will be listed above pursuant to a post-effective amendment of the Registration Statement of which this Prospectus forms a part.

                              PLAN OF DISTRIBUTION

Type of Transactions.

   The Selling Securityholders (and donees, pledgees, transferees or other successors in interest receiving Securities from a Selling Securityholder after the date of this Prospectus) may offer and sell all or a portion of their Securities at various times in one or more of the following types of transactions:

   .  In the over-the-counter market;
   . In private transactions and in transactions other than the over-the-counter market;
   .  In connection with short sales of the Securities;
   .  By pledge to secure debts or other obligations;
   . In connection with the writing of non-traded and exchange traded call options, swaps or derivatives (exchange-listed or otherwise) and in settlement of other transactions in standardized or over-the-counter options;
   .  cross or block trades;
   . "at the market" to or through market makers, into an existing market; . direct sales to purchasers, sales effected through agents;
   .  hedging transactions with broker-dealers (who may short the Common
      Stock); or
   . In a combination of any of the above transactions.

Price of Transaction; Fees.

   These transactions may be at market price, at prices related to the market price, at negotiated prices or at fixed prices that may be changed. If the Selling Securityholders use the services of an underwriter, broker, dealer or agent to assist with the sale of Securities, the party providing services may be paid for their efforts. The compensation can be paid by either the buyer or the seller of the Securities and can be in the form of a discount, commission or concession. The buyer and the seller will determine how much compensation will be paid and the form in which it will be paid. It is possible that the agent providing these services, or the Selling Securityholders, might be considered to be underwriters under the Securities Act, and any profits received or compensation paid could be considered an underwriting discount or commission under the Securities Act.

   At the time a particular offer of Securities is made, a prospectus supplement, to the extent required, will be distributed which will set forth the aggregate amount and type of Securities being offered, the names of the Selling Securityholders, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

   Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period of 5 days prior to the commencement of the distribution, subject to certain exemptions. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders.

   Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

                        SHARES ELIGIBLE FOR FUTURE SALE

   As of June 4, 1999, we have 9,694,224 shares of Common Stock outstanding. We expect to issue additional shares of Common Stock to creditors under the Plan of Reorganization as their claims are resolved. We currently expect a total of 10,225,711 shares will be issued under the Plan of Reorganization. Under the terms of our Plan of Reorganization, the number of shares we issue to our former creditors varies with the amount of general unsecured claims allowed. The number of shares outstanding is based upon an assumption that the amount of general unsecured claims allowed are not less than $225 million and the number of shares issued to the Selling Securityholder's not more than 7,267,424. The number of shares outstanding does not include an indeterminate number of shares of Common Stock which may be issued upon conversion of the 9% Convertible Notes. In addition, we have an aggregate of 1,000,000 shares of Common Stock reserved for issuance upon the exercise of outstanding Warrants and 1,000,000 shares of Common Stock reserved for issuance upon exercise of Options. The offer and sale of 7,267,424 of such shares of Common Stock, plus an indeterminate number of shares issuable upon conversion of the 9% Convertible Notes, are registered under the Securities Act pursuant to the Registration Statement of which this Prospectus is a part.

   All of the outstanding shares of Common Stock, all of the shares of Common Stock issuable upon exercise of the warrants and options, and all of the shares of Common Stock issuable upon conversion of the 9% Convertible Notes, are freely tradeable without restriction or further registration under the Securities Act, either because such shares were issued or are issuable pursuant to the exemption provided by Section 1145 of the Bankruptcy Code and such shares are not "restricted securities" as defined in Rule 144 under the Securities Act or because the offer and resale of such shares is registered pursuant to the Registration Statement of which this Prospectus forms a part or pursuant to a registration statement on Form S-8 as described below.

   As of February 2, 1999, a total of 1,000,000 shares of Common Stock were reserved for issuance under the Stock Plan, of which 877,500 shares are the subject of options granted in April, 1999 (750,000 granted to senior management on April 15, 1999 and an additional 127,500 granted to other members of management on April 28, 1999). In addition, 1,000,000 shares of Common Stock were reserved for issuance under Warrants outstanding as of February 2, 1999. The Warrants will expire on February 2, 2004. We have filed a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock currently issuable pursuant to the Stock Plan. To the extent shares of Common Stock are owned or purchased by our "affiliates" as such term is defined in Rule 144 and are not registered pursuant to this Registration Statement of which this Prospectus forms a part, such restricted shares may generally be sold in compliance with Rule 144.

   In general under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including persons deemed to be affiliates, whose restricted securities have been fully paid for and held for at least one year from the later of the date of acquisition from us or any of our affiliates, may sell such securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three-month period does not exceed the greater of 1% of the then outstanding shares of the Common Stock or the average weekly trading volume in the public market during the four calendar weeks immediately preceding the filing of the seller's Form 144. Sales under Rule 144 are also subject to certain notice requirements and availability of current public information concerning us. Pursuant to Rule 144(k), after two years have elapsed from the later of the acquisition of the restricted securities from us or any of our affiliates, such shares may be sold without limitation by persons who have not been our affiliates for at least three months.

                       TERMS OF OUTSTANDING INDEBTEDNESS

Credit Agreement

  As of the Effective Date, we entered into a $270 million financing facility with BankBoston, N.A. as Administrative Agent and Issuing Bank. The facility is composed of a $250 million senior secured revolving credit facility and a $20 million "last-in last-out" secured subfacility. This facility is for a period expiring on December 23, 2001 and may not exceed a maximum principal amount of $270 million. The initial advances under this BankBoston Facility were used to pay in full all of our obligations under the DIP Facility and the remainder can be used for general corporate purposes, working capital and inventory purchases. No more than $125 million of the advances under the BankBoston Facility are permitted to be in the form of letters of credit.

   Borrowings under the BankBoston Facility are secured by a first-priority security interest in all of our assets, properties and rights, except for our interest in any owned or leased real property. The security interest of the junior secured facility, though a first-priority interest, ranks behind the security for the senior secured facility.

   The BankBoston Facility permits us to borrow funds under the senior secured facility at an interest rate per annum equal to (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and (ii) the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System plus 1/2 of 1% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Board of Governors of the Federal Reserve System as the maximum rate for all reserves applicable to any member bank of the Federal Reserve System in respect of Eurocurrency Liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The junior secured subfacility permits us to borrow funds at the "Base Rate" plus 7.00% per annum. We are also required to pay a fee of 1.50% per annum of the average daily balance of the maximum amount that is available at any time for drawing or payment under any outstanding letters of credit.

   The BankBoston Facility contains a number of significant covenants preventing us from taking certain actions including:

  . Undergoing a merger or entering into a stock or asset acquisition (subject to certain exceptions);

  . Making capital expenditures in any fiscal year in excess of $20 million, which limit is subject to increase after twelve months provided we meet certain earnings goals;

  . Permitting our earnings before interest, taxes, depreciation and amortization ("EBITDA") from dropping below specified levels;

  . Permitting the ratio of (a) our amount of accounts payable to (b) the value of our inventory to be less than specified percentages (which percentages change on a monthly basis, but are between 37.0% and 42.5%);

  . Allowing the ratio of (a) our EBITDA less certain capital expenditures to (b) our cash interest expense plus principal payments to be less than 1.00:1; and

  . Purchasing or guaranteeing any other party's indebtedness, paying dividends, entering into certain transactions with our affiliates and making any investments other than those permitted.

   If we fail to meet these and other obligations under the BankBoston Facility, the lenders under the BankBoston Facility would have recourse to a number of remedies, including an acceleration of amounts owed and foreclosure on the collateral securing the borrowings.

CAP Notes

   Pursuant to the Plan of Reorganization, Bradlees Stores, Inc. has issued CAP Notes in the aggregate principal amount of $547,094. The CAP Notes bear interest at a rate equal to nine percent (9%) per annum. Principal and accrued interest are payable in twelve equal quarterly installments, commencing three months after the Effective Date. Bradlees Stores, Inc. can prepay these notes, in whole or in part, at any time or from time to time, without premium or penalty. The CAP Notes are secured by a first lien on the property on which the CAP Note holder holds a valid first priority security interest.

Cure Notes

   Pursuant to the Plan of Reorganization, Bradlees Stores, Inc. has issued Cure Notes in the aggregate principal amount of $3.3 million. The Cure Notes are not secured and bear interest at a rate equal to nine percent (9%) per annum. Principal and accrued interest are payable in twelve equal quarterly installments, commencing three months after the Effective Date. Bradlees Stores, Inc. can prepay these notes, in whole or in part, at any time or from time to time, without premium or penalty.

Tax Notes

   Pursuant to the Plan of Reorganization and Section 1129(a)(9)(C) of the Bankruptcy Code, Bradlees Stores, Inc. has agreed to make deferred cash payments in the aggregate principal amount of $2.4 million on account of allowed tax claims. Payments will be made in equal annual installments of principal, plus simple interest accruing from the Effective Date at a rate equal to nine percent (9%) per annum on the unpaid portion of such claims. The first payment is due on the latest of: (i) 90 days after the Effective Date,
(ii) 90 days after the date on which an order allowing any such claim becomes a final order, and (iii) such other date as is agreed to by Bradlees Stores, Inc. and by the holder of such claim. Bradlees Stores, Inc. has the right to pay any such claim, or the remaining balance of any such claim, in full, at any time, on or after the Effective Date, without premium or penalty.

Vendor Lien

   Bradlees Stores, Inc. has entered into an agreement for the benefit of its trade vendors which grants such trade vendors a subordinated security interest in Bradlees Stores, Inc.'s inventory.

                    DESCRIPTION OF THE 9% CONVERTIBLE NOTES

   The 9% Convertible Notes (as used in this section, the "Notes") were issued under an Indenture dated February 2, 1999 (the "Indenture") among Bradlees, Inc., Bradlees Stores, Inc., New Horizons of Yonkers, Inc. and IBJ Whitehall Bank & Trust Company, as trustee (the "Trustee"). The material provisions of the Notes and the Indenture are summarized below. The statements under this caption relating to the Notes and the Indenture are summaries only, however, and do not purport to be complete. Such summaries make use of terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Notes will be issued by Bradlees Stores, Inc. The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA").

General

   Each Note will mature on February 3, 2004, and bears interest at the rate of 9% per annum, payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 1999, to the person in whose name the Note is registered at the close of business on the record date next preceding such interest payment date. Bradlees Stores, Inc. will pay interest on overdue principal and will pay interest on overdue interest. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Bradlees Stores, Inc. will pay the principal on the Notes only to each Holder who presents and surrenders such Notes to a Paying Agent on or after February 3, 2004. Bradlees Stores, Inc. will pay principal and interest in U.S. legal tender by Federal funds bank wire transfer or by check to the persons who are registered Holders at the close of business on the Record Date next preceding the applicable interest payment date. The aggregate principal amount of the Notes that may be issued under the Indenture will be limited to $28,995,000 (which excludes the $11.0 million aggregate principal amount that was pre-paid on the Effective Date).

   The Notes are transferable and exchangeable at the office of the Security Registrar and were issued in fully registered form, without coupons, in denominations of $1,000 and any whole multiple thereof. Bradlees Stores, Inc. may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection with certain transfers and exchanges and any other expenses connected therewith.

Ranking

   The indebtedness represented by the Notes ranks equally with other non-subordinated indebtedness of Bradlees Stores, Inc. Each Note will rank on parity with each other Note.

   Except as described under "Merger, Consolidation or Sale of Assets," or "Limitations on Indebtedness" the Notes do not contain any provisions that would limit the ability of Bradlees Stores, Inc. to incur indebtedness or that would afford holders of Notes protection in the event of (i) a highly leveraged or similar transaction involving Bradlees Stores, Inc., the management of Bradlees Stores, Inc., or any affiliate of any such party, (ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving Bradlees Stores, Inc. that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Merger, Consolidation or Sale of Assets," Bradlees Stores, Inc. may, in the future, enter into certain transactions, such as the sale of all or substantially all of its assets or the merger or consolidation of the Bradlees Stores, Inc., that would increase the amount of Bradlees Stores, Inc.'s indebtedness or substantially reduce or eliminate Bradlees Stores, Inc.'s assets, which may have an adverse effect on Bradlees Stores, Inc.'s ability to service its indebtedness, including the Notes.

Redemption

   Any Notes outstanding shall be redeemed, along with any accrued and unpaid interest on such Notes, with the net proceeds received upon the disposition of our leasehold interest in our Yonkers, New York store or the net proceeds (up to a maximum amount of $6.5 million plus accrued and unpaid interest and expenses) received upon the disposition of the Additional Collateral (as defined below). Additionally, the net proceeds of any offering of common stock by Bradlees, Inc., except offerings to employees pursuant to the Plan of Reorganization or pursuant to any benefit plan, shall be used to repay, pro rata, any outstanding Notes plus accrued and unpaid interest. We also have the right to redeem the Notes at any time, in whole or in part, by paying the holder the unpaid principal plus accrued and unpaid interest. In addition, pursuant to the Plan of Reorganization, we have modified the termination date and certain other provisions of our lease for our Union Square, New York store in exchange for a payment upon the Effective Date of $11.0 million by the landlord. This payment was applied as a pre-payment to the Notes, leaving $28,995,000 aggregate principal amount of Notes outstanding. Notice of any redemption shall be given to the holder of the Notes to be redeemed not less than 10 days prior to the scheduled redemption date.

   On May 20, 1999, we entered into an agreement with the holders of $20.7 million, or approximately 71%, of the $29.0 million outstanding Notes (the "Discount Option Noteholders"). Under the agreement, which is subject to definitive documentation, we can repurchase the outstanding Notes expected to be held by the Discount Option Noteholders after the paydown from the Yonkers sale/leaseback proceeds (the "Discount Option Notes"). The purchase price is equal to 86% of the outstanding principal amount, plus accrued interest, exercisable for a one-month time period from December 1, 1999 through December 31, 1999 (the "Discount Option"). We can repurchase the Discount Option Notes each month thereafter, but the discount will decrease by 1% per month such that the discount will be fully eliminated by January 31, 2001. In consideration of the Discount Option, we have agreed to pay the Discount Option Noteholders a premium on the closing date of the grant of the Discount Option equal to 0.5% of the outstanding principal amount of the Discount Option Notes, grant the Discount Option Noteholders second priority leasehold mortgages on the Additional Collateral (as defined below, and subject to substiution in certain circumstances), and provide a put option exercisable on or after February 3, 2003 to sell the Discount Option Notes to the Company at a price equal to the then outstanding principal amount, if any, of the Discount Option Notes, plus accrued interest. In accordance with applicable SEC rules, we intend to offer to enter into similar agreements with all of the other Noteholders and complete the offer by the end of July, 1999.

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

Limitations on Mergers and Consolidation

   The Indenture provides that neither Bradlees, Inc. nor Bradlees Stores, Inc. may consolidate or merge with, or sell, assign, transfer, lease or convey all or substantially all of its assets to, any other entity unless (i) either Bradlees, Inc. or Bradlees Stores, Inc., as the case may be, shall be the continuing entity, or the successor entity formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets, shall be a person organized and existing under the laws of any jurisdiction of the United States, and shall expressly assume by supplemental indenture (A) in the case of a transaction involving Bradlees Stores, Inc., Bradlees Stores, Inc.'s obligations to pay principal of and interest on all of the Notes, as well as every covenant and obligation of Bradlees Stores, Inc. under the Indenture and the Security Documents or (B) in the case of a transaction involving Bradlees, Inc., the guarantee obligations and other obligations of Bradlees, Inc. under the Indenture (ii) before and immediately after giving effect to such transaction, no event of default under the Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred or be continuing and
(iii) Bradlees, Inc., Bradlees Stores, Inc. or the successor entity, shall deliver to the Trustee a certificate and an opinion of counsel that such actions comply with the applicable provisions of the Indenture.

Limitations on Indebtedness

   The Indenture provides that neither Bradlees Stores, Inc. nor any of its subsidiaries will incur any Indebtedness (which as defined in the Indenture includes obligations for borrowed money, the defined purchase price of certain assets and guarantees of the foregoing) other than (i) Indebtedness incurred under or permitted by the BankBoston Facility (or any amendment, restatement, modification, renewal, refunding, replacement or refinancing thereof in whole or in part from time to time provided that the Indebtedness does not exceed $270 million plus any guarantees thereof); (ii) Indebtedness represented by the Notes, the guarantee of the Notes described below and other Indebtedness incurred pursuant to the Plan of Reorganization (or any amendment, restatement, modification, renewal, refunding, replacement or refinancing thereof in whole or in part from time to time); (iii) Indebtedness, which may be in addition to Indebtedness incurred pursuant to clause (i), incurred in connection with the acquisition (by purchase, lease or otherwise) of additional store sites or to finance the fixtures, equipment, inventory and other costs and expenses associated with such store sites; (iv) Indebtedness incurred to finance or refinance capital expenditures; and (v) Indebtedness incurred in the ordinary course of our business as of February 2, 1999 in accordance with past practices. The Indenture further provides that Bradlees, Inc. will not incur Indebtedness other than as described in clauses (i) through (iii) above; provided that any indebtedness incurred by Bradlees, Inc. pursuant to clause
(iii) above shall rank pari passu with Bradlees, Inc.'s guarantee of the Notes.

Guarantees

   Bradlees, Inc. and New Horizons of Yonkers, Inc. have severally, fully and unconditionally guaranteed the payment obligations of Bradlees Stores, Inc. under the 9% Notes, the Indenture and the Security Documents. The obligations of Bradlees, Inc. under its guarantee are unsecured obligations of Bradlees, Inc. and New Horizons of Yonkers, Inc. and are limited as necessary to prevent the guarantee from constituting a fraudulent conveyance under applicable law. See "Risk Factors--Fraudulent Conveyance Matters." The guarantee by each guarantor ranks equally with all other non-subordinated indebtedness of such guarantor except the guarantee by Bradlees, Inc. is expressly subordinated to the guarantee by Bradlees, Inc. of the BankBoston Facility and the guarantee by New Horizons of Yonkers, Inc. is expressly subordinated to the guarantee by New Horizons of Yonkers, Inc. of the BankBoston Facility. A guarantor may not make payments on the Notes if such guarantor's guarantee of the BankBoston Facility is not paid when due or discharged in full, unless the representative under the BankBoston Facility consents. Upon any distribution to creditors following a liquidation, dissolution, bankruptcy, reorganization or similar proceeding relating to a guarantor, holders of such guarantor's guarantee of the BankBoston Facility are entitled to payment in full (including interest after commencement of any such proceedings) before holders of Notes may be paid under the guarantee.

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

   Prior to making any distributions pursuant to these guarantees, the Trustee or paying agent must inquire of the representative of the BankBoston Facility as to whether such distribution is permitted under the subordination provisions of the Indenture. If no response is received within 24 hours of such inquiry, distributions may be made.

Events of Default, Notice and Waiver

   The following events are "Events of Default" with respect to the Notes: (i) default for 15 days in the payment of any installment of interest on any Note when it becomes due and payable; (ii) default in the payment of principal of any Note when it becomes due and payable, at maturity, acceleration, redemption or otherwise; (iii) default in the performance or breach of any other obligation of Bradlees Stores, Inc., Bradlees, Inc. or New Horizons of Yonkers, Inc. contained in the Indenture or related security agreement that continues for 30 days after written notice from holders of at least 25% of the aggregate principal amount of outstanding Notes thereof given to Bradlees, Inc., Bradlees Stores, Inc. or New Horizons of Yonkers, Inc. as provided in the Indenture;
(iv) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of Bradlees, Inc., Bradlees Stores, Inc. or New Horizons of Yonkers, Inc.; (v) any one or more judgments or orders as to liability or debt for payment in excess of five million dollars in the aggregate shall be rendered against us and either (a) enforcement proceedings shall have been commenced and shall be continuing by any creditor upon such judgment or order or (b) there shall be any period of 30 consecutive days during which a stay of enforcement of such judgment or order, by reason of a pending appeal, payment or otherwise, shall not be in effect; (vi) Bradlees, Inc. fails to deliver Common Stock within three trading days upon conversion of the Notes; (vii) the guarantee of Bradlees, Inc. ceases to be in effect for a period of ten days after notice is provided; (viii) any liens created by the security agreement shall cease to be enforceable and Bradlees Stores, Inc. does not cure the cessation within 30 days; and (ix) the collateral agent under the BankBoston Facility has commenced the exercise of its remedies with respect to amounts outstanding thereunder or the related collateral.

   If an Event of Default under the Indenture occurs and is continuing and has not been waived, then in every such case the holders of at least 25% in principal amount of outstanding Notes have the right to declare the principal amount of all the Notes to be due and payable immediately by written notice thereof to Bradlees Stores, Inc. and the Trustee. However, at any time after such a declaration of acceleration with respect to the Notes has been made, the holders of a majority in principal amount of outstanding Notes may, on behalf of the holders of all of the Notes, rescind and cancel such declaration and its consequences if (i) the recission would not conflict with any judgement or decree; (ii) all existing events of default, with respect to the Notes have been cured or waived, except nonpayment of principal or interest that has become due solely because of acceleration; (iii) to the extent payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; and (iv) Bradlees Stores, Inc. has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advancements. The Indenture also provides that the holders of not less than a majority in principal amount of the outstanding Notes may waive any past default and its consequences, except a default (i) in the payment of the principal of (or premium, if any) or interest on any Note; or (ii) with respect to an obligation contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Note affected thereby.

   The TIA requires the Trustee to give notice to the holders of the Notes within 90 days of the occurrence of an Event of Default of which it is aware under the Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of Notes if specified responsible officers, as set forth in the TIA, of such Trustee consider such withholding to be in the interest of such holders.

   The Indenture provides that no holders of Notes may institute any proceedings, judicial or otherwise, upon or with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee to act within 10 days after it has received satisfactory indemnity and a written request to institute proceedings relating to an Event of Default from the holders of not less than 25% aggregate principal amount of the outstanding Notes. This provision will not prevent, however, any holder of Notes from instituting suit for the enforcement of payment of the principal and interest on such Notes at the respective due dates thereof.

   The holders of a majority in principal amount of the outstanding Notes shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon such Trustee. The Trustee may refuse to follow any direction which is in conflict with any law or the Indenture, which may involve the Trustee in personal liability or which may be unduly prejudicial to the holders of Notes not joining therein, it being understood that the Trustee shall have no duty to ascertain the potential prejudice of any actions.

   Within 120 days after the close of each fiscal year, Bradlees Stores, Inc. is required to deliver to the Trustee a certificate, signed by one of several specified officers of Bradlees Stores, Inc., stating whether or not such officer has knowledge of any failure by Bradlees Stores, Inc. to comply with any of its obligations under the Indenture.

Modification of the Indenture

   Modifications and amendments of the Indenture, any security documents or the Notes are permitted to be made only with the consent of the holders of a majority in principal amount of all outstanding Notes issued under the Indenture affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Note affected thereby, (i) reduce the principal or change or have the effect of changing the stated maturity of any Notes, or change the date on which any Notes may be subject to redemption, or reduce the redemption price;
(ii) reduce the rate of interest, or change or have the effect of changing the stated maturity for payment of interest on the Notes, (iii) change the place of payment or currency for payment of principal or interest on any such Notes;
(iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Notes or permitting the holders of a majority in principal amount of Notes to waive events of default; (v) reduce the above-stated percentage of any outstanding Notes necessary to modify or amend the Indenture with respect to such Notes or to waive compliance with certain provisions thereof or certain Events of Default and consequences thereunder;
(vi) change any material provision of any security document; (vii) adversely affect the right of holders of the Notes to convert them into common stock;
(viii) waive a default in payment of principal or interest; (ix) release Bradlees, Inc. from its guarantee obligations or release collateral other than as permitted by the Indenture; or (x) modify any of the foregoing provisions. In addition, if any Indebtedness is outstanding under the BankBoston Facility, provisions of the Indenture relating to the BankBoston Facility guarantees and the subordination of the guarantees of the Notes shall not be amended without the consent of the agent of the BankBoston Facility. Any amendment to release the collateral securing the Notes must be unanimously approved by all holders of Notes.

   Modifications and amendments of the Indenture, any security documents or the Notes will be permitted to be made by Bradlees, Inc, Bradlees Stores, Inc. and the Trustee thereunder without the consent of any holder of the Notes for any of the following purposes: (i) to evidence the succession of another person to Bradlees Stores, Inc. as obligor under the Indenture to the extent permitted under the Indenture; (ii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trust under the Indenture by more than one Trustee; (iii) to cure any ambiguity, defect or inconsistency in such documents, provided that in the opinion of the Trustee, such action shall not adversely affect the interests of holders of Notes issued under the Indenture; (iv) to provide for uncertificated Notes; (v) to maintain compliance with the requirements of the SEC or to remain qualified under the TIA; (vi) to give effect to the release of any collateral or any lien in accordance with the terms of any security document; (vii) to make any change that does not adversely affect the rights of any Note holders or (viii) to make any change that provides an additional benefit to the holders of the Notes.

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

Collateral

   The Notes are secured by (i) a first priority lien on our leasehold interest in our Yonkers, New York store which we are seeking to sell (and the net proceeds we receive upon its disposition), (ii) under certain circumstances and subject to certain limitations described below, first priority liens on our leasehold interests in our Danbury, Connecticut, Norwalk, Connecticut and Saddle Brook, New Jersey stores (the "Additional Collateral"), as well as the net proceeds we receive upon their disposition(s) (none of which we are currently seeking to sell), and (iii) a first priority pledge of all of the outstanding capital stock of New Horizons of Yonkers, Inc. We have agreed with the holders of the Notes that if we have not disposed of our leasehold interest in our Yonkers, New York store by July 31, 1999, the Trustee may market and sell such leasehold interest and the Trustee may take title to all of the outstanding capital stock of New Horizons of Yonkers, Inc. In either such event, it is expected that the Trustee or its representative will continue to actively seek to sell such leasehold interest. The net proceeds realized upon a sale (by us, the Trustee or its representative) of the Yonkers, New York leasehold interest will be paid to the holders of the Notes as a pre-payment. The disposition of our leasehold interest in the Yonkers, New York store is subject to Bankruptcy Court approval. In addition, pursuant to the Plan of Reorganization we have modified the termination date and certain other provisions of our lease for our Union Square, New York store in exchange for a payment upon the Effective Date of $11.0 million by the landlord. This payment was applied as a pre-payment to the Notes, leaving $28,995,000 outstanding principal amount of Notes.

   We have been seeking to sell our leasehold interest in our Yonkers, New York store. We had filed motions with the Bankruptcy Court seeking authorization to auction such interest. Those motions require a minimum bid of $15 million. In addition, we have agreed with the holders of the Notes that if we receive a bona fide cash offer of $15 million or higher (excluding customary prorations and transaction costs), we will accept such bid.

   On May 20, 1999, the Bankruptcy Court approved a binding letter of intent between New Horizons and AFC Realty Capital, Inc. ("AFC") for a sale and leaseback of the Yonkers, New York store lease. Under this agreement, expected to be consummated by the end of July, 1999 following completion of AFC's financing arrangements, New Horizons will sell its lease interest in that store for $17.5 million and leaseback the store in exchange for annual incremental payments of $2.6 million over the remainder of the lease term, including option periods, which totals 35 years. The store will continue in business as a Bradlees store and the expected net proceeds of $17.2 million after certain estimated fees and expenses will be used to pay down the Notes.

   The lien on the Additional Collateral shall only secure indebtedness under the Notes equal to the sum of $6.5 million plus an amount from time to time equal to the amount of interest (plus interest on interest) that would accrue on $6.5 million of principal amount of outstanding Notes from February 2, 1999 to the date of calculation of the extent of such lien on the Additional Collateral (but excluding any period for which interest has in fact been paid under the Notes) and all costs and expenses payable by us under the mortgages encumbering the Additional Collateral. We have obtained title insurance covering the leasehold mortgages described above.

   In addition, we have entered into an agreement with the Discount Option Noteholders pursuant to which we have agreed to provide, subject to substitution in certain circumstances, second priority leasehold mortgages on the Additional Collateral in favor of the Discount Option Noteholders. See "Description of 9% Convertible Notes--Redemption.".


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

   Prior to any foreclosure of the leasehold mortgages by the Trustee, the Trustee has agreed to generally allow the Company 120 days to conduct going-out-of-business sales at those stores or to remove the inventory located at those stores.

Conversion

   The Notes are convertible any time after the first anniversary of the Effective Date into shares of our Common Stock. The conversion price will initially be the arithmetic unweighted average closing price of the Common Stock of Bradlees, Inc. during the twenty business days preceding the first anniversary of the Effective Date. The conversion price may change if (i) we make any distributions in shares of our Common Stock to our stockholders; (ii) we issue options, warrants or rights to our stockholders that dilute current owners of Bradlees, Inc. Common Stock; (iii) we take any action to increase or decrease the number of shares outstanding which would effectively dilute the value of the convertible feature of the Note; (iv) we distribute any assets (other than cash dividends not exceeding certain levels), evidences of indebtedness or shares of stock; or (v) certain extraordinary distributions of cash are made to holders of our Common Stock (directly or by means of a tender or exchange offer) where the amount distributed (plus other amounts distributed to holders of our Common Stock in the previous 12 months) exceeds 15% of the market capitalization (determined pursuant to the Indenture) of Bradlees, Inc. In the case of a reclassification, change, merger, consolidation or sale of substantially all assets, Bradlees, Inc. shall, as a condition precedent to such event, enter into a supplemental indenture providing that the consideration to be received by the Note holders upon conversion after such event shall be the same as such holder would have received in connection with such extraordinary event had they held the number of shares of our Common Stock which would have been issued had such Notes been converted immediately prior to such event. The Notes will not be convertible after the close of business on January 30, 2004, or after the close of business on the second day prior to the date on which the specified Note was to be redeemed.

Governing Law

   The Indenture and each Note are governed by, and construed in accordance with, the laws of the State of New York without giving effect to the principles thereof relating to conflicts of law except Sections 5-1401 and 5-1402 of the New York General Obligations Law.

The Trustee

   IBJ Whitehall Bank & Trust Company is the Trustee under the Indenture. Their address is One State Street, New York, New York 10004.

   The TIA contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

   The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of his or her own affairs.

Authentication

   One officer of Bradlees Stores, Inc. has signed each Note on behalf of Bradlees Stores, Inc., in each case by manual or facsimile signature. A Note will not be valid until the Trustee or an Authenticating Agent manually signs the certificate of authentication on the Note. Each Note will be dated as of the date of its authentication.

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                          DESCRIPTION OF CAPITAL STOCK

General

   The following summary description of the capital stock of Bradlees is qualified in its entirety by reference to the Bradlees Amended and Restated Articles of Organization (the "Articles") and the Bradlees Amended and Restated By-laws (the "By-laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part. All of the stock of Bradlees Stores, Inc. is owned by Bradlees. The terms of the common stock of Bradlees Stores, Inc. are contained in the Amended and Restated Articles of Organization and the Amended and Restated By-laws of Bradlees Stores, Inc., copies of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part.

Authorized and Outstanding Capital Stock

   Bradlees has authorized capital stock consisting of 41,000,000 shares, par value $.01 per share, consisting of 40,000,000 shares of Common Stock and 1,000,000 shares of preferred stock. As of June 4, 1999, 9,694,224 shares of Common Stock, held by approximately 1,548 stockholders, were issued and outstanding. As of June 4, 1999, no preferred stock was issued or outstanding. We expect to issue additional shares of Common Stock to creditors under the Plan of Reorganization as their claims are resolved. We currently expect that a total of 10,225,711 shares will be issued under the Plan of Reorganization.

   Common Stock. In addition to the 10,225,711 shares expected to be issued under the Plan of Reorganization, the following shares of Common Stock are reserved for issuance:

   .    1,000,000 shares issuable upon exercise of outstanding warrants; and
   .    1,000,000 shares are reserved for issuance under the Stock Plan.

   In addition, we have agreed to issue an indeterminate number of shares upon the conversion of the 9% Convertible Notes.

   The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of preferred stock, if and when issued. As of February 2, 1999, no preferred stock was issued or outstanding. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by our Board of Directors from funds legally available therefor. See "Dividend Policy." The possible issuance of preferred stock with a preference over Common Stock as to dividends could impact that dividend rights of holders of Common Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock. All outstanding shares of Common Stock, including the shares offered hereby, are fully paid and non-assessable.

   Undesignated Preferred Stock. The Board of Directors is authorized, without further action of the stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in our Articles of Organization. Any such preferred stock issued by us may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

Certain Provisions of the Articles and By-laws of Bradlees, Inc.

   General. Bradlees' Articles and By-laws contain rules of corporate governance and stockholder rights. The Articles and By-laws allow the board of directors to issue shares of preferred stock and to set the voting rights and preferences of that stock.

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

   Board of Directors. The Articles and By-laws provide that the initial number of directors shall be 9. The board of directors may increase, but not decrease, the number of directors. The first annual meeting of stockholders will be held in 2000. The initial directors shall serve terms expiring at this annual meeting. Successors will hold office until the next annual meeting of the stockholders in 2001. The initial directors shall hold office until their successors are elected and qualified or until their resignation or removal.

   Any holder of record of shares of capital stock or the Nominating Committee established by the board of directors may nominate directors. Shareholders who nominate directors are subject to advance notice and disclosure requirements as well as time limits. Shareholders shall elect directors by the affirmative vote of a plurality of the votes cast at the meeting.

   Removal of Directors. The board of directors may only remove any director by the vote of a majority of directors then in office if the director to be removed is (i) subject to any regulatory or judicial order or decree barring or suspending such individual from any activity related to the purchase, sale or trading of securities or commodities; or (ii) such person has been indicted on charges relating to the purchase, sale or trading of securities or commodities. The shareholders may remove any director with the vote of two-thirds ( 2/3) of the shareholders eligible to elect Directors.

   Meetings of Stockholders. The board of directors may call a special meeting of stockholders. The clerk or in certain circumstances any other officer must call a special meeting of the stockholders upon written application of one or more stockholders who hold at least (1) a majority in interest in interest of the capital stock entitled to vote at such meeting or (2) such lesser percentage as shall be determined to be the maximum percentage which we are permitted by applicable law to establish for the call of such a meeting. At a special meeting, the shareholders may only act upon those matters set forth in the notice of the special meeting. The By-laws set forth advance notice and disclosure requirements and time limitations on any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

   Indemnification and Limitation of Liability. The By-laws provide that we shall indemnify our directors and officers to the fullest extent authorized by Massachusetts law against all expense and liabilities reasonably incurred in connection with service for or on behalf of us, unless that director or officer is adjudicated in that proceeding to have breached his or her duty of loyalty to us. We may, in the discretion of the Board of Directors, indemnify our employees and agents as if they were directors or officers, to the fullest extent authorized by Massachusetts law.

   Pursuant to Massachusetts law and the Articles, a director does not have any liability for monetary damages for breach of fiduciary duty except for:

   . any breach of the director's duty of loyalty to the corporation or its stockholders;
   . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
   . an unauthorized distribution or loan to an officer or director in violation of the Massachusetts General Law; or
   . any transaction from which the director obtained an improper personal benefit.

   In addition, Massachusetts law states that a corporation may not indemnify a director, officer or employee who has not acted in good faith in the reasonable belief that his or her action was in the best interest of the corporation.

   Sale, Lease or Exchange of Assets; Merger. Massachusetts law provides that, unless the articles of organization provide otherwise, two-thirds ( 2/3) of the outstanding shares are required to approve a sale, lease or exchange of all or substantially all of our assets or a merger or consolidation. The Articles do not contain a provision changing this requirement.

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

   Amendment of the By-laws. The board of directors or the shareholders may amend or repeal the Articles or By-laws, subject to the following:

   . The board of directors can amend or repeal the By-laws with a majority vote of the directors in office. Following an amendment, the board of directors must give notice to all shareholders entitled to vote on amendments by the time the board gives notice of the next annual meeting.
   . The shareholders can amend or repeal the By-laws with a vote of at least two-thirds ( 2/3) of all shareholders eligible to vote. All shares of voting stock vote together as a single class.
   . If the board of directors recommends an amendment or repeal of the By-laws, the shareholders can amend or repeal with a majority vote of all shareholders eligible to vote. All shares of voting stock vote together as a single class.

   Amendment of the Articles. The shareholders can amend the Articles at any annual meeting or at a special meeting called to amend the Articles. The shareholders may vote to amend the Articles alone or with the board of directors. The board of directors may not amend the Articles without shareholder approval.

   . The shareholders can amend the Articles with a vote of at least two-thirds of all shareholders eligible to vote. All shares of voting stock vote together as a single class.
   . If the board of directors recommends an amendment, the shareholders can amend the Articles with a majority vote of all shareholders eligible to vote. All shares of voting stock vote together as a single class.

Massachusetts Anti-takeover Laws

   Chapter 110F

   Chapter 110F of the Massachusetts General Laws prohibits corporations from engaging in certain business combinations which include mergers and consolidations and certain stock or assets sales with an interested stockholder. This prohibition extends for three years following the date the stockholder becomes an interested stockholder. An interested stockholder is a holder of five percent (5%) or more of the outstanding stock of the corporation. The statute allows corporations to elect not to be governed by Chapter 110F if a majority of shares entitled to vote approves such election. In its Articles, Bradlees has elected not to be governed by Chapter 110F. The Articles were approved by the Bankruptcy Court in connection with the Plan of Reorganization. This election took effect at the Effective Date.

   Chapter 110D

   Chapter 110D of the Massachusetts General Laws governs any person (the "acquiror") who makes a bona fide offer to acquire, or acquires, shares of stock of a Massachusetts corporation that when combined with shares already owned, would increase the acquiror's ownership to at least 20% of the voting stock of such company. To vote his or her shares, an acquiror must obtain the approval of a majority of shares held by all stockholders not including shares of the acquiror, officers or inside directors of the corporation. A Massachusetts corporation may elect not to be governed by Chapter 110D by including a provision to that effect in its articles of organization or by-laws. In its Articles, Bradlees has opted not to be governed by the provisions of Chapter 110D.

Certain Provisions of the Articles and By-laws of Bradlees Stores, Inc.

   The Articles and By-laws of Bradlees Stores, Inc. are substantially the same as the Articles and By-laws of Bradlees, Inc. discussed above, with the following major exceptions

   .    Bradlees Stores, Inc. has only three directors;

 .    Bradlees Stores, Inc. has authorized capital stock consisting of 150,000 shares of common stock and 50,000 shares of preferred stock.

   All of the issued and outstanding shares of common stock of Bradlees Stores, Inc. is held by Bradlees, Inc. There is no preferred stock of Bradlees Stores, Inc. currently outstanding.

Transfer Agent and Registrar

   Boston EquiServe serves as the transfer agent and registrar for the Common Stock.

Listing

   The Common Stock is listed on the Nasdaq National Market under the symbol "BRAD."

   We do not intend to apply for listing of the Notes on any securities exchange or authorization for quotation on the Nasdaq Stock Market.

                                 LEGAL MATTERS

   Goodwin, Procter & Hoar llp, Boston, Massachusetts has passed upon the validity of the shares of the Common Stock and the Notes offered by this Prospectus.

                                    EXPERTS

   The consolidated balance sheet, statements of operations, stockholder's equity (deficiency), and cash flows of the Company as of January 30, 1999 and January 31, 1998 and for the fiscal years then ended included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Arthur Andersen LLP's report for the fiscal year ended January 30, 1999 contained an explanatory paragraph relating to the Company's emergence from bankruptcy which indicated that effective January 30, 1999, the Company accounted for the reorganization and adopted "fresh-start reporting." As a result of the reorganization and adoption of fresh-start reporting, the January 30, 1999 consolidated balance sheet was not comparable to the Company's January 31, 1998 consolidated balance sheet since it presented the consolidated financial position of the reorganized entity.

   The consolidated statement of operations, statement of stockholders' equity (deficiency) and cash flows of Bradlees, Inc. for the year ended February 1, 1997 included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes explanatory paragraphs referring to (a) the Company's filing for reorganization under Chapter 11 of the Federal Bankruptcy Code, and (b) the Company's 1996 loss from operations and stockholders' deficiency, which raised substantial doubt about the Company's ability to continue as a going concern), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (including any and all amendments thereto, the "Registration Statement") under the Securities Act and the rules and regulations promulgated thereunder, with respect to the Securities offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the Securities offered hereby. Statements contained in this Prospectus concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete with respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, and reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified by such reference. We are subject to the information requirements of the Exchange Act, and in accordance therewith will file reports, proxy statements and other information with the Commission. We have requested an exemption from the filing requirements for Bradlees Stores, Inc. and New Horizons of Yonkers, Inc. since information concerning these entities is included in filings made by Bradlees, Inc. Such reports, proxy statements and other information, as well as the Registration Statement, including the exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from such offices, upon payment of the fees prescribed by the Securities and Exchange Commission. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that submit electronic filings to the Commission.

   On September 24, 1997, the Audit Committee of the Board of Directors of the Company recommended the appointment of Arthur Andersen LLP as certifying accountants for the Company replacing Deloitte & Touche LLP, who was dismissed, effective September 24, 1997 and the appointment along with the dismissal was approved by the Board of Directors and the United States Bankruptcy Court for the Southern District of New York.

   There were no disagreements between Deloitte & Touche LLP and the Company's management at the decision-making level during the two most recent fiscal years and the subsequent interim periods (the "Reporting Period"), which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused Deloitte & Touche LLP to make reference to the subject matter of the disagreements in connection with its reports. In addition, there were no reportable events, as defined in Item 304(a)(i)(v) of Regulation S-K, during the Reporting Period.

   Deloitte & Touche LLP's report on the consolidated financial statements for the year ended February 1, 1997 expressed an unqualified opinion and included explanatory paragraphs relating to the following:

   February 1, 1997 report:

   a. The Company's filing for reorganization protection under Chapter 11 of the Federal Bankruptcy Code.

   b. The Company's 1996 loss from operations and stockholders' deficiency which raises substantial doubt about the Company's ability to continue as a going concern.

   During the Reporting Period, neither the Company nor anyone on its behalf consulted Arthur Andersen LLP regarding the application of accounting principles to a specified transaction or the type of audit opinion that might be rendered on the Company's financial statements, and Arthur Andersen LLP did not provide a written or oral report or advice that Bradlees' management concluded was an important factor considered by the registrant in reaching a decision on the issue.

                         INDEX TO FINANCIAL STATEMENTS
                        Bradlees, Inc. and Subsidiaries

                   Index to Consolidated Financial Statements

                                                                           Page
                                                                           ----
Condensed Consolidated Financial Statements as of May 1, 1999 (Unaudited)

Condensed Consolidated Statements of Operations for the 13 weeks ended
 May 1, 1999 and
 May 2, 1998.............................................................   F-2

Condensed Consolidated Balance Sheets as of May 1, 1999, January 30, 1999
 and May 2, 1998.........................................................   F-3

Condensed Consolidated Statements of Cash Flows for the 13 weeks ended
 May 1, 1999 and
 May 2, 1998.............................................................   F-5

Notes to Condensed Consolidated Financial Statements.....................   F-6

Consolidated Financial Statements as of January 30, 1999

Report of Independent Public Accountants--Arthur Andersen LLP............  F-12

Independent Auditors' Report--Deloitte & Touche LLP......................  F-13

Consolidated Statements of Operations for the 52 weeks ended January 30,
 1999, January 31, 1998 and February 1, 1997 ............................  F-14

Consolidated Balance Sheets as of January 30, 1999 and January 31, 1998..  F-15

Consolidated Statements of Cash Flows for the 52 weeks ended January 30,
 1999, January 31, 1998 and February 1, 1997 ............................  F-16

Consolidated Statements of Stockholders' Equity (Deficiency) for the 52
 weeks ended January 31, 1998 and February 1, 1997.......................  F-17

Notes to Consolidated Financial Statements...............................  F-18

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

                         PART I--FINANCIAL INFORMATION

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (Dollars in thousands except per share amounts)

                                                                                                            13 Weeks Ended
                                                                                                        -----------------------
                                                                                                        May 1, 1999 May 2, 1998
                                                                                                        Registrant  Predecessor
                                                                                                        ----------- -----------
Total sales............................................................................................  $324,842    $293,306
Leased department sales................................................................................     9,567       9,435
                                                                                                         --------    --------
Net sales..............................................................................................   315,275     283,871
Cost of goods sold.....................................................................................   227,113     204,201
                                                                                                         --------    --------
Gross margin...........................................................................................    88,162      79,670
Leased department and other operating income...........................................................     2,731       2,947
                                                                                                         --------    --------
                                                                                                           90,893      82,617
Selling, store operating, administrative and distribution expenses.....................................   100,204      92,701
Depreciation and amortization expense..................................................................     7,288       8,574
Loss on disposition of properties......................................................................       --          241
Interest and debt expense..............................................................................     6,882       3,625
Reorganization items...................................................................................       --        2,129
                                                                                                         --------    --------
Net loss...............................................................................................  $(23,481)   $(24,653)
                                                                                                         ========    ========
Comprehensive loss.....................................................................................  $(23,481)   $(24,653)
                                                                                                         ========    ========
Net loss per share.....................................................................................  $  (2.30)   $  (2.18)
                                                                                                         ========    ========
Weighted average shares outstanding (in thousands)--basic and diluted..................................    10,226      11,311
--------------------------------------------------
                                                                                                         ========    ========


     See accompanying Notes to Condensed Consolidated Financial Statements.

                        BRADLEES, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (Dollars in thousands)

                                          May 1, 1999 Jan. 30, 1999 May 2, 1998
                                          Registrant   Registrant   Predecessor
                                          ----------- ------------- -----------
Assets
Current assets:
  Unrestricted cash and cash
   equivalents...........................  $ 10,315     $  9,485     $ 10,281
  Restricted cash and cash equivalents...       --           --        24,550
                                           --------     --------     --------
    Total cash and cash equivalents......    10,315        9,485       34,831
                                           --------     --------     --------
  Accounts receivable....................    11,002       13,015        9,494
  Inventories............................   261,528      232,343      260,960
  Prepaid expenses.......................    10,435        8,967        8,868
  Assets held for sale...................       --           --         4,000
                                           --------     --------     --------
    Total current assets.................   293,280      263,810      318,153
                                           --------     --------     --------
Property, plant and equipment, net:
  Property excluding capital leases,
   net...................................    89,053       93,039      127,245
  Property under capital leases, net.....    10,037       10,347       18,428
                                           --------     --------     --------
    Total property, plant and equipment,
     net.................................    99,090      103,386      145,673
                                           --------     --------     --------
Other assets:
  Lease interests at fair value, net.....    74,728       75,833      140,550
  Assets held for sale...................    14,000       14,000          --
  Other, net.............................     6,354        6,722        5,114
                                           --------     --------     --------
    Total other assets...................    95,082       96,555      145,664
                                           --------     --------     --------
    Total assets.........................  $487,452     $463,751     $609,490
                                           ========     ========     ========

                                                                     (Continued)

                        BRADLEES, INC. AND SUBSIDIARIES

               CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (Dollars in thousands)

                                                                                         May 1, 1999 Jan. 30, 1999 May 2, 1998
                                                                                         Registrant   Registrant   Predecessor
                                                                                         ----------- ------------- -----------
Liabilities and Stockholders' Equity (Deficiency)
Current liabilities:
  Accounts payable......................................................................  $156,680     $119,302     $141,055
  Accrued expenses......................................................................    21,304       29,326       17,854
  Self-insurance reserves...............................................................     6,358        6,462        6,515
  Short-term debt.......................................................................   132,427      114,449      116,125
  Current portion of capital lease obligations and notes................................     2,532        2,089        1,038
                                                                                          --------     --------     --------
    Total current liabilities...........................................................   319,301      271,628      282,587
                                                                                          --------     --------     --------
Long-term liabilities:
  Obligations under capital leases......................................................    24,824       25,284       26,786
  Convertible notes payable.............................................................    28,995       28,995          --
  Deferred income taxes.................................................................       --           --         8,581
  Self-insurance reserves...............................................................    12,908       13,120       13,228
  Unfavorable lease liability...........................................................    44,742       44,581          --
  Other long-term liabilities...........................................................    25,045       25,143       27,980
                                                                                          --------     --------     --------
    Total long-term liabilities.........................................................   136,514      137,123       76,575
                                                                                          --------     --------     --------
Liabilities subject to settlement under the reorganization case.........................       --           --       560,931
Stockholders' equity (deficiency):
  Common stock (new) 10,225,711 shares outstanding (10,225,711 at 1/30/99) Par value....       102          102          --
  Common stock (old)--11,310,384 shares outstanding at 5/2/98 Par value ................       --           --           115
  Additional paid-in-capital............................................................    55,016       54,898      137,821
  Accumulated deficit...................................................................   (23,481)         --      (447,735)
  Treasury stock, at cost...............................................................       --           --          (804)
                                                                                          --------     --------     --------
    Total stockholders' equity (deficiency).............................................    31,637       55,000     (310,603)
                                                                                          --------     --------     --------
    Total liabilities and stockholders' equity (deficiency).............................  $487,452     $463,751     $609,490
--------------------------------------------------
                                                                                          ========     ========     ========

     See accompanying Notes to Condensed Consolidated FInancial Statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (Dollars in thousands)

                                                            13 Weeks Ended
                                                        -----------------------
                                                        May 1, 1999 May 2, 1998
                                                        Registrant  Predecessor
                                                        ----------- -----------
Cash flows from operating activities:
  Net loss.............................................  $(23,481)   $(24,653)
  Adjustments to reconcile net loss to cash used by
   operating activities:
    Depreciation and amortization expense..............     7,288       8,574
    Amortization of lease interests and unfavorable
     lease liability, net..............................     1,266         --
    Amortization of deferred financing costs...........       377         384
    Reorganization items...............................       --        2,129
    Changes in working capital and other, net..........     4,634     (11,185)
                                                         --------    --------
  Net cash used by operating activities before
   reorganization items ...............................    (9,916)    (24,751)
                                                         --------    --------
  Reorganization items:
    Interest income received...........................       --          121
    Chapter 11 professional fees paid..................    (2,858)     (2,906)
    Other reorganization expenses paid, net............      (830)     (2,062)
                                                         --------    --------
  Net cash used by reorganization items ...............    (3,688)     (4,847)
                                                         --------    --------
  Net cash used by operating activities................   (13,604)    (29,598)
Cash flows from investing activities:
  Capital expenditures, net............................    (2,920)     (1,644)
                                                         --------    --------
  Increase in restricted cash and cash equivalents ....       --       (7,790)
                                                         --------    --------
  Net cash used in investing activities................    (2,920)     (9,434)
                                                         --------    --------
Cash flows from financing activities:
  Payments of liabilities subject to settlement........       --       (1,020)
  Net borrowings under the revolver/DIP facility.......    17,977      31,917
  Proceeds from sales of properties....................       --        7,754
  Principal payments on notes and capital lease
   obligations ........................................      (623)       (287)
                                                         --------    --------
  Net cash provided by financing activities............    17,354      38,364
                                                         --------    --------
Net increase(decrease) in unrestricted cash and cash
 equivalents...........................................       830        (668)
Unrestricted cash and cash equivalents:
  Beginning of period .................................     9,485      10,949
                                                         --------    --------
  End of period........................................  $ 10,315    $ 10,281
                                                         ========    ========
Supplemental disclosure of cash flow information:
  Cash paid for interest and certain debt fees.........  $  2,618    $  3,403
  Cash paid for income taxes...........................  $    435    $    --

     See accompanying Notes to Condensed Consolidated Financial Statements.

                        BRADLEES, INC. AND SUBSIDIARIES

        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.  Basis of Presentation

  Bradlees, Inc. and subsidiaries (collectively "Bradlees" or the "Company") operate in the discount department store retail segment in the Northeast United States. The Company emerged from Chapter 11 of the United States Bankruptcy Code ("Chapter 11") on February 2, 1999 (the "Effective Date"). The Company had filed petitions for relief under Chapter 11 on June 23, 1995 (the "Filing"). While in Chapter 11, the Company (the "Predecessor") operated its business as a debtor-in-possession subject to the jurisdiction of the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The reorganized Company (the "Registrant") adopted fresh-start reporting and gave effect to its emergence as of its fiscal 1998 year-end (January 30, 1999).

  Under fresh-start reporting, the final consolidated balance sheet as of January 30, 1999 became the opening consolidated balance sheet of the reorganized Company. Since fresh-start reporting has been reflected in the accompanying condensed financial statements as of May 1, 1999 and for the interim period then ended, those statements are not comparable in certain material respects to the condensed consolidated financial statements as of May 2, 1998 and for the interim period then ended. Accordingly, a black line has been drawn between the Registrant's financial statements and the Predecessor's financial statements.

  With respect to the unaudited condensed consolidated financial statements for the 13 weeks (first quarter) ended May 1, 1999 and May 2, 1998, it is the Company's opinion that all necessary adjustments (consisting of normal and recurring adjustments) have been included to present a fair statement of results for the interim periods. Certain prior-year amounts have been reclassified to conform to this year's presentation. Basic and diluted shares outstanding and loss per share were the same for the first quarter ended May 1, 1999, because the inclusion of common stock equivalents (warrants and stock options) would have reduced the reported loss per share. The presented shares outstanding presume full issuance of new Bradlees Common Stock in accordance with the Company's plan of reorganization (the "Plan") confirmed by the Bankruptcy Court on January 27, 1999.

  These statements should be read in conjunction with the Company's financial statements (Form 10-K) for the fiscal year ended January 30, 1999 ("1998"). Due to the seasonal nature of the Company's business, operating results for the first quarter are not necessarily indicative of results that may be expected for the fiscal year ending January 29, 2000 ("1999"). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted, pursuant to the general rules and regulations promulgated by the Securities and Exchange Commission (the "SEC").

2. Reorganization Case and Fresh-Start Reporting

  The Plan contained distributable value to creditors of approximately $162 million (as of the Effective Date) which consisted of approximately $15 million of administrative claim payments (including $4.5 million of professional fees paid subsequent to the Effective Date and accrued at January 30, 1999); $14 million of cash distributions to the pre-Chapter 11 bank group and the unsecured creditors; a $40 million note primarily payable to the pre-Chapter 11 bank group, which was paid down on the Effective Date by approximately
$11 million from the proceeds of the modification of the lease terms of the Union Square, NY store; certain notes totaling $6.2 million; other distributions totaling $1.4 million; 10.2 million shares of new Bradlees Common Stock with an estimated value as of the Effective Date of $85 million; and warrants allowing for the purchase of one million shares of Common Stock, exercisable at $7.00 per share and expiring February 2, 2004.

  The Plan was consummated on February 2, 1999 and Bradlees emerged from Chapter 11. Pursuant to the guidance provided by the American Institute of Certified Public Accountants in Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted fresh-start reporting and reflected the consummation distributions in the consolidated balance sheet as of January 30, 1999 to give effect to the reorganization as of year-end. Under fresh-start reporting, the reorganization value of the Company was allocated to the emerging Company's net assets on the basis of the purchase method of accounting.

  Subsequent to the filing of the Company's Disclosure Statement and occurrence of the Effective Date, a number of events occurred which impacted the determination of equity value under fresh-start reporting, including but not limited to, the initial trading prices of the new stock, information regarding the Company's fourth quarter performance and final fiscal 1999 financial plan, a settlement with a landlord regarding the disposition of the Union Square, NY leasehold interest and the liquidation of Caldor, a major competitor of the Company. The Company employed a similar valuation method under fresh-start reporting to determine its equity value to that utilized by its independent financial advisor in the Disclosure Statement and arrived at an estimated equity value of $55 million.

  During the Chapter 11 case, the Company received Bankruptcy Court approval to make certain adequate protection payments to the pre-petition bank group. Contractual interest expense not recorded on certain pre-petition debt totaled approximately $7.7 million for the first quarter of 1998.

3. Restricted Cash and Cash Equivalents

  Restricted cash and cash equivalents at May 2, 1998 represented certain funds received by the Company during the Chapter 11 case that were required to be restricted. These funds were utilized on the Effective Date for the consummation payments.

4. Debt

  Financing Facility Prior to the Effective Date, the Company had a $250 million financing facility (the "Financing Facility") (of which $125 million was available for issuance of letters of credit) with BankBoston Retail Finance, Inc. ("BBNA") as agent, under which the Company was allowed to borrow for general corporate purposes, working capital and inventory purchases. The Financing Facility consisted of (a) an up to eighteen-month debtor-in-possession revolving credit facility in the maximum principal amount of $250 million (the "DIP Facility") and, subject to meeting certain conditions, (b) an up to three-year post-emergence credit facility in the maximum principal amount of $250 million (as modified, the "Revolver"--see below). The outstanding amount under the DIP Facility was repaid on the Effective Date with proceeds from the Revolver. The Revolver expires on December 23, 2001.

  Trade and standby letters of credit outstanding under the Revolver were $9.5 and $20.0 million, respectively, as of May 1, 1999. The DIP Facility had replaced a $200 million Debtor-in-Possession Revolving Credit and Guaranty Agreement with The Chase Manhattan Bank, as agent. Trade and standby letters of credit outstanding under the DIP facilities were $9.8 and $19.8 million, respectively, as of May 2, 1998.

  Revolver The Revolver consists of a $250 million senior secured revolving line of credit (of which $125 million is available for issuance of letters of credit) and a $20 million junior secured "last in-last out" facility. The Company expects to use the Revolver primarily for working capital and general business needs.

  The senior secured tranche has an advance rate equal to 80% of the Loan Value of Eligible Receivables (as defined), plus generally 72% of the Loan Value of Eligible Inventory (as defined), subject to certain adjustments. Between March 1 and December 15, the inventory advance rate will be increased to 77% of the Loan Value of Eligible Inventory provided that the total amount of all senior secured advances does not exceed 85% of the Loan to Value Ratio (as defined). The Company may also borrow up to an additional $20 million under the junior secured facility provided that the total borrowings (senior secured and junior secured) do not exceed 93% of the Loan to Value Ratio.

  The Revolver permits the Company to borrow funds under the senior secured tranche at an interest rate per annum equal to (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and (ii) the weighted average of the rates on overnight federal funds plus 0.50% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Federal Reserve as the maximum rate for all reserves applicable to any member bank of the Federal Reserve system in respect of eurocurrency liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The junior secured facility permits the Company to borrow funds at the "Base Rate" plus 7.00% per annum.

  The Revolver is secured by substantially all of the non-real estate assets of the Company. The Revolver contains financial covenants including (i) minimum rolling twelve-month EBITDA at the end of each quarter, (ii) minimum monthly accounts payable to inventory; (iii) maximum annual capital expenditures; and
(iv) minimum operating cash flow to interest expense (for the fiscal quarters ending on or about January 31, 2001, and thereafter). The Company is in compliance with the Revolver covenants.

  9% Convertible Notes The 9% Convertible Notes (the "Notes") were issued by Bradlees Stores, Inc. (Note 9). Each Note will mature on February 3, 2004 and bears interest at the rate of 9% per annum from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 1999. The aggregate principal amount of the Notes outstanding as of May 1, 1999 was $28,995,000 (which reflects the $11.0 million aggregate principal amount that was pre-paid on the Effective Date). The indebtedness represented by the Notes ranks equally with the Company's other non-subordinated indebtedness.

  The outstanding Notes are expected to be paid down, along with any accrued and unpaid interest on the prepaid Notes, with the estimated net proceeds of $17.2 million to be received upon the planned sale and leaseback of the leasehold interest in the Company's Yonkers, NY store (Note 10). The Company has the right to redeem the Notes at any time, in whole or in part, by paying the holder the unpaid principal plus accrued and unpaid interest (see also Note
10).

  The Notes are secured by (i) a first priority lien on the leasehold interest in the Yonkers, New York store and the net proceeds received upon its lease disposition, (ii) subject to certain limitations described below, first priority liens on leasehold interests in three other named stores (the "Additional Collateral"), as well as any net proceeds received upon any dispositions(s), and (iii) a first priority pledge of all of the outstanding capital stock of New Horizons of Yonkers, Inc. (Note 9).

  The lien on the Additional Collateral secures indebtedness under the Notes equal to the sum of $6.5 million plus an amount from time to time equal to the amount of interest that would accrue on $6.5 million of principal amount of outstanding Notes from February 2, 1999 to the date of calculation of the extent of such lien (see also Note 10).

  The Notes are convertible any time after the first anniversary of the Effective Date into shares of the Company's Common Stock. The conversion price will initially be the unweighted average closing price of the Common Stock during the twenty business days preceding the first anniversary of the Effective Date.

5. Income Taxes

  The Company provides for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". On an interim basis, the Company provides for income taxes using the estimated annual effective rate method. The Company did not recognize a quarterly or annual income tax expense or benefit in 1998 and also does not expect to recognize a quarterly or annual income tax expense or benefit in 1999.

6. Reorganization Items

  The Company incurred $2.1 million of expenses, primarily for professional fees, during the first quarter of 1998, directly associated with the Chapter 11 reorganization proceedings.

  As of May 1, 1999, the Company had remaining reserves totaling approximately $5.8 million for costs associated with the prior closing and planned closing of stores and other restructuring activities. A portion of these reserves ($1.1 million) was established at the end of 1998 for the planned closing of the Yonkers, NY store which is now expected to remain in operation (Note 10). As a result, that portion of the reserves is expected to reduce the carrying value of the property prior to the calculation of any deferred gain resulting from the sale/leaseback. Approximately $0.8 million of restructuring costs were paid in the first quarter of 1999. The majority of the remaining reserved costs are expected to be paid within a year.

7. Assets Held for Sale

  Assets held for sale at May 1, 1999 represented the estimated net realizable value (assigned under fresh-start reporting) of the Company's Yonkers, NY store lease. As discussed in Note 10, the Company received Bankruptcy Court approval to enter into a sale/leaseback agreement for the Yonkers store lease subsequent to the end of the first quarter. Assets held for sale as of May 2, 1998, consisted of two properties, one of which was sold in the second quarter of 1998 for approximately $4.5 million and the net proceeds of the sale were utilized to pay down the related pre-petition borrowings. The other property held for sale was later transferred to the pre-petition financing group.

8. Post-Retirement and Stock Option Plans

  The Company provides certain health care and life insurance benefits for certain retired non-union employees meeting age and service requirements. The Company accounts for the post-retirement plan in accordance with SFAS No. 106, "Employers' Accounting for Post-Retirement Benefits Other Than Pensions," which requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company's post-retirement benefits are funded on a current basis.

  Effective January 1, 1998, changes were made to the post-retirement plan that included the elimination of future benefits for active employees who do not become eligible by January 1, 2000, and a phase-out of the Company contributions over two years (at 50% per year beginning January 1, 1999) towards the cost of providing medical benefits to eligible retirees. Under SFAS No. 106, a $1.4 million amortization credit was recorded in the first quarter of 1998 to reflect these changes to the post-retirement plan. As a consequence of the adoption of fresh-start reporting at January 30, 1999 (Note 2), no amortization credit was recorded in the first quarter of 1999.

  Pursuant to the Company's plan of reorganization, the Company agreed to grant options to purchase 750,000 shares of the Company's Common Stock to the Company's senior management. Those options were granted under the Bradlees, Inc. 1999 Stock Option Plan (the "Stock Plan"), which allows for the granting of a million options, when their exercise price was determined in April, 1999 and vest in one-third increments beginning on the date of grant and each of the two anniversaries following the date of grant. These options are exercisable for a period of five years from the date of grant. Compensation expense related to these options began to be recorded over the vesting period in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock issued to Employees" (intrinsic value method). On April 28, 1999, additional options were granted to other members of management to purchase 127,500 shares of the Company's Common Stock at a price equal to the market price of the Common Stock on that date.

9. Summarized Financial Information for Bradlees Stores, Inc. and New Horizons of Yonkers, Inc.

  Under the Plan, Bradlees, Inc. issued the securities and Bradlees Stores, Inc. issued the Notes (Note 4). Bradlees, Inc. operates its stores through Bradlees Stores, Inc., a direct wholly-owned subsidiary. Bradlees, Inc. is guaranteeing the Notes issued by Bradlees Stores, Inc. Substantially all of the assets of the Company, on a consolidated basis, are held by Bradlees Stores, Inc. The following summarized financial information of Bradlees Stores, Inc. is presented in accordance with SEC Staff Accounting Bulletin 53 and Regulation S-X Rule 1-02 (bb):

                                                            (000's)
                                                 -----------------------------
                                                  May 1, 1999    May 2, 1998
                                                 -------------- --------------
      Current Assets............................    $293,280      $ 311,588
      Due from New Horizons of Yonkers, Inc.....      14,000            --
      Noncurrent Assets.........................     194,172        291,295
      Current Liabilities.......................     319,301        282,587
      Payable to Bradlees, Inc..................      54,930        189,943
      Noncurrent Liabilities....................     136,514         76,575
      Liabilities Subject to Settlement Under
       the Reorganization Case..................    $    --       $ 340,400

                                                            (000's)
                                                 -----------------------------
                                                 13 Weeks ended 13 Weeks ended
                                                  May 1, 1999    May 2, 1998
                                                 -------------- --------------
      Net Sales.................................    $315,275      $ 283,871
      Gross Margin..............................      88,162         79,670
      Loss from Continuing Operations...........     (23,293)       (24,603)
      Net Loss..................................    $(23,293)     $ (24,603)

  New Horizons of Yonkers, Inc. ("New Horizons"), a subsidiary of Bradlees Stores, Inc., is the lessee of Bradlees' Yonkers, New York store lease, which it subleases to Bradlees Stores, Inc. New Horizons' financial activity was limited to rent expense under the lease and rental income from the sublease during the periods presented. New Horizons, which remained in Chapter 11 to facilitate the planned disposition of its leasehold interest, is also fully and unconditionally guaranteeing the Notes issued by Bradlees Stores, Inc. The following summarized financial information of New Horizons is presented in accordance with SEC Staff Accounting Bulletin 53 and Regulation S-X Rule 1-02
(bb):

                                             (000's)
                                  -----------------------------
                                   May 1, 1999    May 2, 1998
                                  -------------- --------------
         Asset Held for Sale.....    $14,000          $--
         Due to Bradlees Stores,
          Inc....................     13,999             1
         Stockholders' Equity....    $     1          $  1

                                             (000's)
                                  -----------------------------
                                  13 Weeks ended 13 Weeks ended
                                   May 1, 1999    May 2, 1998
                                  -------------- --------------
         Rental Income...........    $   147          $147
         Rent Expense............    $   147          $147

10. Subsequent Events

  On May 20, 1999, the Bankruptcy Court approved a binding letter of intent between New Horizons and AFC Realty Capital, Inc. ("AFC") for a sale and leaseback of the Yonkers, NY store lease. Under this agreement, expected to be consummated by the end of July, 1999 following completion of AFC's financing arrangements, New Horizons will sell its lease interest in that store for $17.5 million and lease back the store in exchange for annual incremental payments of $2.6 million over the remainder of the lease term, including option periods, which totals 35 years. The store will continue in business as a Bradlees store and the expected net proceeds of $17.2 million after certain estimated fees and expenses will be used to pay down the Notes (Note 4).

  Also on May 20, 1999, the Company entered into an agreement with the holders of $20.7 million, or approximately 71%, of the $29.0 million of outstanding Notes (the "Discount Option Noteholders"). Under the agreement, which is subject to definitive documentation, the Company can repurchase the outstanding Notes expected to be held by the Discount Option Noteholders after the paydown from the Yonkers sale/leaseback proceeds (the "Discount Option Notes"). The purchase price is equal to 86% of the outstanding principal amount, plus accrued interest, exercisable for a one-month time period from December 1, 1999 through December 31, 1999 (the "Discount Option"). The Company can repurchase the Discount Option Notes each month thereafter, but the discount will decrease by 1% per month such that the discount will be fully eliminated by January 31, 2001. In consideration of the Discount Option, the Company has agreed to pay the Discount Option Noteholders a premium on the closing date of the grant of the option equal to 0.5% of the outstanding principal amount of the Discount Option Notes, grant the Discount Option Noteholders second priority leasehold mortgages on the Additional Collateral (Note 4, and subject to substitution in certain circumstances), and provide a put option exercisable on or after February 3, 2003 to sell the Discount Option Notes to the Company at a price equal to the then outstanding principal amount of the Discount Option Notes, plus accrued interest. In accordance with applicable SEC rules, the Company intends to offer to enter into similar agreements with all of the other Noteholders and complete the offer by the end of July, 1999.

  Both the sale/leaseback transaction and the transaction with the Discount Option Noteholders described above require the consent of the lenders under the Revolver (Note 4). Based on discussions to date with such lenders, the Company believes it will receive such consent.

  On May 26, 1999, after appropriate landlord review and approval, the Bankruptcy Court in Caldor Corporation's Chapter 11 case approved the Company's purchase of two former Caldor store leases, one in Philadelphia, PA and one in Hamilton, NJ, for a total cost of $1.25 million. The Company expects to open the two stores in early October.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Bradlees, Inc.:

   We have audited the accompanying consolidated balance sheet of Bradlees, Inc. and subsidiaries, (the "Company"), as of January 30, 1999 and January 31, 1998, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the fiscal year then ended. These financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   On February 2, 1999, the Company emerged from bankruptcy. As discussed in Notes 1 and 2 to the consolidated financial statements, effective January 30, 1999, the Company accounted for the reorganization and adopted "fresh-start reporting." As a result of the reorganization and adoption of fresh-start reporting, the January 30, 1999 consolidated balance sheet is not comparable to the Company's January 31, 1998 consolidated balance sheet since it presents the consolidated financial position of the reorganized entity.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bradlees, Inc. and subsidiaries as of January 30, 1999, and January 31, 1998, and the results of its operations and its cash flows for the fiscal years then ended in conformity with generally accepted accounting principles.

                                          /s/ Arthur Andersen LLP

New York, New York
March 26, 1999

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and
Stockholders of Bradlees, Inc.,

  We have audited the accompanying consolidated statements of operations, stockholders' equity (deficiency) and cash flows of Bradlees, Inc. and subsidiaries for the year ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations of Bradlees, Inc. and subsidiaries and their cash flows for the year ended February 1, 1997 in conformity with generally accepted accounting principles.

  As discussed in Notes 1 and 2, the Company had filed for reorganization under Chapter 11 of the Federal Bankruptcy Code. The accompanying consolidated financial statements for the year ended February 1, 1997 do not purport to reflect or provide for the consequences of the bankruptcy proceedings. In particular, such consolidated financial statements for the year ended February 1, 1997 do not purport to show the effects of any adjustments (a) as to assets, to reflect their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, to reflect the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to stockholder accounts, to reflect the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, to reflect the effect of any changes that may be made in its business.

  The accompanying consolidated financial statements for the year ended February 1, 1997 have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's 1996 loss from operations and stockholders' deficiency raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated financial statements for the year ended February 1, 1997 do not include adjustments that might result from the outcome of this uncertainty.

                                          /s/ Deloitte & Touche LLP

Boston, Massachusetts
March 20, 1997 (February 16, 1999 with respect to Note 17)

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands except per share amounts)

                              52 Weeks ended   52 Weeks ended   52 Weeks ended
                             January 30, 1999 January 31, 1998 February 1, 1997
                             ---------------- ---------------- ----------------
Total sales................     $1,381,116       $1,392,250       $1,619,444
Leased sales...............         43,919           47,806           57,726
                                ----------       ----------       ----------
Net sales..................      1,337,197        1,344,444        1,561,718
Cost of goods sold.........        944,094          948,087        1,127,651
                                ----------       ----------       ----------
Gross margin...............        393,103          396,357          434,067
Leased department and other
 operating income..........         11,795           12,151           13,734
                                ----------       ----------       ----------
                                   404,898          408,508          447,801
Selling, store operating,
 administrative and
 distribution expenses.....        376,856          382,910          504,030
Depreciation and amortiza-
 tion expense..............         32,236           36,244           42,200
Loss (gain) on disposition
 of properties.............            241           (5,425)          (1,739)
Interest and debt expense..         16,329           16,584           11,495
Impairment of long-lived
 assets....................            --               --            40,782
Reorganization items.......          4,561              752           69,792
                                ----------       ----------       ----------
Loss before fresh-start
 revaluation, income taxes
 and extraordinary item....        (25,325)         (22,557)        (218,759)
Revaluation of assets and
 liabilities pursuant to
 adoption of fresh-start
 reporting.................       (108,428)             --               --
                                ----------       ----------       ----------
Loss before income taxes
 and extraordinary item....       (133,753)         (22,557)        (218,759)
Income taxes...............            --               --               --
                                ----------       ----------       ----------
Loss before extraordinary
 item......................       (133,753)         (22,557)        (218,759)
Extraordinary item--gain on
 debt discharge............        419,703              --               --
                                ----------       ----------       ----------
Net income (loss)..........     $  285,950       $  (22,557)      $ (218,759)
                                ==========       ==========       ==========
Comprehensive income
 (loss)....................     $  285,950       $  (22,557)      $ (218,759)
                                ==========       ==========       ==========
Net income (loss) per
 share--basic and diluted..         *            $    (1.98)      $   (19.17)
                                ==========       ==========       ==========
Weighted average shares
 outstanding (in
 thousands)--basic and
 diluted...................         *                11,365           11,412
                                ==========       ==========       ==========

--------
* Earnings per share is not presented for the fiscal year ended January 30, 1999 because such presentation would not be meaningful. The old stock was cancelled under the plan of reorganization and the new stock was issued following consummation of the plan.


          See accompanying Notes to Consolidated Financial Statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

  The purchase method of accounting was used to record the fair value of assets and assumed liabilities of the reorganized company at January 30, 1999. Accordingly, the accompanying balance sheet as of January 30, 1999 is not comparable in certain material respects to such balance sheet as of any prior period since the balance sheet as of January 30, 1999 is that of a reorganized entity.

                                                                                              January 30, 1999 January 31, 1998
                                                                                                 Registrant      Predecessor
                                                                                              ---------------- ----------------
Assets
Current assets:
 Unrestricted cash and cash equivalents......................................................     $  9,485         $ 10,949
 Restricted cash and cash equivalents........................................................          --            16,760
                                                                                                  --------         --------
 Total cash and cash equivalents.............................................................        9,485           27,709
                                                                                                  --------         --------
 Accounts receivable.........................................................................       13,015           10,013
 Inventories.................................................................................      232,343          238,629
 Prepaid expenses............................................................................        8,967            8,733
 Assets held for sale........................................................................          --             7,754
                                                                                                  --------         --------
 Total current assets........................................................................      263,810          292,838
                                                                                                  --------         --------
Property, plant and equipment, net...........................................................      103,386          150,484
                                                                                                  --------         --------
Other assets:
 Lease interests, net........................................................................       75,833          142,454
 Assets held for sale........................................................................       14,000            4,000
 Other, net..................................................................................        6,722            5,390
                                                                                                  --------         --------
 Total other assets..........................................................................       96,555          151,844
                                                                                                  --------         --------
 Total assets................................................................................     $463,751         $595,166
                                                                                                  ========         ========
Liabilities and Stockholders' Equity (Deficiency):
Current liabilities:
 Accounts payable............................................................................     $119,302         $124,361
 Accrued employee compensation and benefits..................................................       10,007            9,302
 Self-insurance reserves.....................................................................        6,462            6,564
 Other accrued expenses......................................................................       19,319           15,178
 Short-term debt.............................................................................      114,449           84,208
 Current portion of notes and capital lease obligations......................................        2,089            1,038
                                                                                                  --------         --------
 Total current liabilities...................................................................      271,628          240,651
                                                                                                  --------         --------
Obligations under capital leases.............................................................       25,284           27,073
Convertible notes payable....................................................................       28,995              --
Deferred income taxes........................................................................          --             8,581
Self-insurance reserves......................................................................       13,120           13,328
Unfavorable lease liability..................................................................       44,581              --
Other long-term liabilities..................................................................       25,143           29,378
Liabilities subject to settlement under the reorganization case..............................          --           562,105
Commitments and contingencies (Note 14)
Stockholders' equity (deficiency):
 Preferred stock (new)--1,000,000 authorized, none issued; par value $0.01...................          --               --
 Common stock (new)--40,000,000 authorized, 10,225,711 shares issued; par value $0.01........          102              --
 Common stock (old)--40,000,000 authorized, 11,310,384 shares issued; par value $0.01........          --               115
 Additional paid-in-capital..................................................................       54,898          137,821
 Accumulated deficit.........................................................................          --          (423,082)
 Treasury stock (old), at cost--155,575 shares...............................................          --              (804)
                                                                                                  --------         --------
 Total stockholders' equity (deficiency).....................................................       55,000         (285,950)
                                                                                                  --------         --------
 Total liabilities and stockholders' equity (deficiency).....................................     $463,751         $595,166
                                                                                                  ========         ========

          See accompanying Notes to Consolidated Financial Statements.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                               52 Weeks ended   52 Weeks ended   52 Weeks ended
                              January 30, 1999 January 31, 1998 February 1, 1997
                              ---------------- ---------------- ----------------
Cash Flows From Operating
 Activities:
 Net income (loss)..........      $285,950         $(22,557)       $(218,759)
 Adjustments to reconcile
  net income (loss) to cash
  provided (used) by
  operating activities:
 Depreciation and
  amortization..............        32,236           36,244           42,200
 Impairment of long-lived
  assets....................           --               --            40,782
 Amortization of deferred
  financing costs...........         2,148            3,750            2,154
 Reorganization items.......         4,561              752           69,792
 Loss (gain) on disposition
  of properties.............           241           (5,425)          (1,739)
 Fresh-start revaluation
  charge....................       108,428              --               --
 Extraordinary gain on debt
  discharge.................      (419,703)             --               --
 Increase (decrease) in cash
  resulting from changes in:
 Accounts receivable........          (805)          (1,773)           2,296
 Inventories................         6,029           (1,709)          44,293
 Prepaid expenses...........          (249)            (357)           1,542
 Refundable income taxes....           --               --            24,576
 Accounts payable...........        (5,510)           9,046          (32,319)
 Accrued expenses...........        (7,139)          (6,185)             580
 Other, net.................           312           (4,547)          (1,664)
                                  --------         --------        ---------
 Net cash provided (used) by
  operating activities
  before reorganization
  items.....................         6,499            7,239          (26,266)
                                  --------         --------        ---------
Operating cash flows from
 reorganization items:
 Interest income received...         1,038              420            1,445
 Bankruptcy-related
  professional fees paid....       (10,275)          (9,626)         (10,756)
 Other reorganization
  expenses paid, net........        (3,796)          (7,157)         (17,572)
                                  --------         --------        ---------
 Net cash used by
  reorganization items......       (13,033)         (16,363)         (26,883)
                                  --------         --------        ---------
 Net cash used by operating
  activities................        (6,534)          (9,124)         (53,149)
                                  --------         --------        ---------
Cash Flows From Investing
 Activities:
 Capital expenditures, net..       (17,054)         (19,568)         (27,527)
 Decrease (increase) in
  restricted cash and cash
  equivalents...............        16,760           (7,634)          (7,932)
                                  --------         --------        ---------
 Net cash used in investing
  activities................          (294)         (27,202)         (35,459)
                                  --------         --------        ---------
Cash Flows From Financing
 Activities:
 Principal payments on long-
  term debt.................        (1,149)          (1,657)          (2,707)
 Principal payments on
  convertible notes
  payable...................       (11,005)             --               --
 Payments of liabilities
  subject to settlement.....        (7,231)          (6,467)          (5,327)
 Proceeds from sales of
  assets....................        23,041            7,967            1,739
 Borrowings (payments) under
  DIP facilities............       (84,208)          41,708           42,500
 Borrowings under post-
  emergence revolver........       114,449              --               --
 Deferred financing costs...        (2,621)          (4,301)            (584)
 Consummation cash
  distributions.............       (25,912)             --               --
                                  --------         --------        ---------
 Net cash provided by
  financing activities......         5,364           37,250           35,621
                                  --------         --------        ---------
 Net increase (decrease) in
  restricted cash and cash
  equivalents...............        (1,464)             924          (52,987)
Unrestricted cash and cash
 equivalents:
 Beginning of period .......        10,949           10,025           63,012
                                  --------         --------        ---------
 End of period..............      $  9,485         $ 10,949        $  10,025
                                  ========         ========        =========
Supplemental disclosure of
 cash flow information:
 Cash paid for interest.....      $ 13,781         $ 12,807        $   9,991
 Cash received (paid) for
  income taxes..............      $   (322)        $    109        $  25,046
Supplemental schedule of
 noncash (investing and
 financing) activities:
 Reduction of liabilities
  subject to settlement due
  to transfer of title to
  property..................      $  2,000         $    --         $     --

          See accompanying Notes to Consolidated Financial Statements.

                             BRADLEES STORES, INC.
                                AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                (Dollars in thousands except per share amounts)

                                                                        Retained
                             Common Stock     Additional                Earnings            Stockholders'
                          -------------------  Paid-in-    Unearned   (Accumulated Treasury    Equity
                            Shares     Amount  Capital   Compensation  Deficit )    Stock   (Deficiency)
                          -----------  ------ ---------- ------------ ------------ -------- -------------
Balance at February 3,
 1996...................   11,416,656   $115   $137,951     $(793)     $(181,766)   $(517)    $ (45,010)
Restricted stock--
 forfeitures............      (22,223)   --         --        150            --      (150)          --
Restricted stock--
 amortization...........          --     --         --        476            --       --            476
Net loss................          --     --         --        --        (218,759)     --       (218,759)
                          -----------   ----   --------     -----      ---------    -----     ---------
Balance at February 1,
 1997...................   11,394,433    115    137,951      (167)      (400,525)    (667)     (263,293)
Restricted stock--
 forfeitures............      (82,279)   --        (130)      137            --      (137)         (130)
Restricted stock--
 amortization...........          --     --         --         30            --       --             30
Net loss................          --     --         --        --         (22,557)     --        (22,557)
                          -----------   ----   --------     -----      ---------    -----     ---------
Balance at January 31,
 1998...................   11,312,154    115    137,821       --        (423,082)    (804)     (285,950)
Restricted stock--
 forfeitures............       (1,770)   --         --        --             --       --            --
Cancellation of the
 former equity interests
 under plan of
 reorganization.........  (11,310,384)  (115)  (137,821)      --         137,132      804           --
Net income..............          --     --         --        --         285,950      --        285,950
Issuance of new equity
 interests in
 connection with
  emergence from
 Chapter 11.............   10,225,711    102     54,898       --             --       --         55,000
                          -----------   ----   --------     -----      ---------    -----     ---------
Balance at January 30,
 1999...................   10,225,711   $102   $ 54,898       --             --       --      $  55,000
                          ===========   ====   ========     =====      =========    =====     =========


          See accompanying Notes to Consolidated Financial Statements.

                        BRADLEES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

  Bradlees, Inc. and subsidiaries (collectively "Bradlees" or the "Company") operate in the discount department store retail segment in the Northeast United States. Accordingly, there are no specific operating or geographic statement disclosures pursuant to SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," other than the consolidated financial position and results of operations. The Company filed petitions for relief under Chapter 11 of the United States Bankruptcy Code ("Chapter 11") on June 23, 1995 (the "Filing"). Prior to emerging from Chapter 11 on February 2, 1999 (the "Effective Date"), the Company (the "Predecessor") operated its business as a debtor-in-possession subject to the jurisdiction of the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The reorganized Company (the "Registrant") adopted fresh-start reporting (Note 2) and gave effect to its emergence as of its fiscal 1998 year-end (January 30, 1999).

  Under fresh-start reporting, the final consolidated balance sheet as of January 30, 1999 becomes the opening consolidated balance sheet of the reorganized Company. Since fresh-start reporting has been reflected in the accompanying consolidated balance sheet as of January 30, 1999, the consolidated balance sheet as of that date is not comparable in certain material respects to any such balance sheet as of any prior date or for any prior period since the balance sheet as of January 30, 1999 is that of a reorganized entity. Accordingly, a black line has been drawn between the Registrant's balance sheet and the Predecessor's balance sheet.

  Bradlees had acquired the Bradlees Business from The Stop & Shop Companies, Inc. ("Stop & Shop") with the proceeds from a July 10, 1992 initial public offering of 11,018,625 shares of its common stock ("the Acquisition"). Certain real estate subsidiaries of the Bradlees Business were retained by Stop & Shop and the properties owned by these subsidiaries were leased to Bradlees. The Acquisition was accounted for using the purchase method of accounting.

  Upon emergence from Chapter 11, Bradlees, Inc. has two subsidiaries, Bradlees Stores Inc., through which the stores are operated, and New Horizons of Yonkers, Inc. (Note 17), which is the lessee of the Yonkers, NY store. New Horizons of Yonkers, Inc. remained in Chapter 11 to facilitate the expected disposition of the leasehold interest.

  Management believes the Company's ability to meet its financial obligations and make planned capital expenditures will depend on the Company's future operating performance, which will be subject to financial, economic and other factors affecting the business and operations of the Company, including factors beyond its control. Further improvements in operating profitability and achievement of expected cash flows from operations is critical to providing adequate liquidity and is dependent upon the Company's attainment of comparable store sales increases, along with gross margin and expense levels that are reasonably consistent with its financial plans.

2. Reorganization Case and Fresh-Start Reporting

 Reorganization Case

  During the early 1990's, Bradlees' business strategy relied heavily on opening new stores, remodeling existing locations and competing on the basis of price. From 1992 to January, 1995, Bradlees opened 15 new stores (10 in 1994) and remodeled 41 stores at a total capital cost of $182 million. The new stores were generally larger stores with rents that substantially exceeded the chain average rent per square foot. Some of the new stores were also multilevel facilities which further increased their operating costs when compared with other prototypical Bradlees stores. The store expansion and remodeling program marginally increased sales while gross margins declined and operating expenses increased. Bradlees' declining operating performance,

                        BRADLEES, INC. AND SUBSIDIARIES
coupled with the aggressive expansion program, began to erode the Company's liquidity. The Company's liquidity further eroded in May and June, 1995 because of the unwillingness of factors and vendors to continue to extend trade credit. Bradlees, unable to obtain sufficient financing to satisfy factor and vendor concerns, was compelled to seek Bankruptcy Court protection on June 23, 1995.

  During the Chapter 11 case, the Company's ability to continue as a going concern was dependent upon the confirmation of a plan of reorganization by the Bankruptcy Court, the ability to maintain compliance with debt covenants under the DIP facilities (Note 7), achievement of profitable operations, and the resolution of the uncertainties of the reorganization case discussed herein. The 1997 and 1996 consolidated financial statements do not include any adjustments relating to the recoverability of the value of recorded asset amounts or the amounts and classification of liabilities that might be necessary as a consequence of a confirmed plan of reorganization. The Company incurred a significant operating loss in 1996. Substantially all liabilities as of the date of the Filing were subject to settlement under the plan of reorganization, as modified (the "Plan"), confirmed by the Bankruptcy Court on January 27, 1999. Under the Bankruptcy Code, the Company could elect to assume or reject real estate leases, employment contracts, personal property leases, service contracts and other executory pre-petition leases and contracts, subject to Bankruptcy Court approval. A liability of approximately $45.7 million was recorded for rejected leases and contracts prior to the Effective Date.

  As mentioned above, the Company's Plan was confirmed on January 27, 1999. The Company made the following key modifications to its business strategy during fiscal 1998 and 1997 to enhance profitability and improve customer service: (a) reintroduced lower opening price points in a comprehensive variety of merchandise categories to enhance value and increase customer traffic; (b) reduced costly promotional events and thereby eliminated or reduced the likelihood of substandard profit margins; (c) reintroduced certain basic convenience and commodity products that are typical of assortments carried by discount retailers; (d) reinstituted a layaway program, while controlling promotions of the Bradlees' credit card, and installed new in-store directional and departmental signage; (e) revised the Company's markdown policy based on product rate of sale; (f) modified weekly ad circulars to achieve more item-intensive and price-point oriented ad offerings; (g) introduced both a "Certified Value" program that highlights certain key recognizable items at competitive everyday prices and a "WOW!" program which integrates targeted and mostly unadvertised opportunistic purchases; and (h) significantly reduced overhead while improving operating efficiencies.

  The Company had assets held for sale at the beginning of 1998 that consisted of two properties that were financed under the pre-petition SPE financing obligation (Note 9), one of which was sold in 1998 for approximately $4.3 million. The net proceeds from the sale of the property of $3.5 million were utilized to partially pay down the related pre-petition SPE financing obligation. Title to the other property that had been held for sale was transferred to the related financing group in 1998 and the pre-petition SPE financing obligation was further reduced by the amount of the carrying value of the property ($2 million) pending a final agreement on the economic value of the property (which was made part of the Plan).

  The principal categories of claims classified as "Liabilities subject to settlement under the reorganization case" prior to the Effective Date are identified below. Deferred financing costs as of the Filing date of $3.4 million, $2.0 million and $2.7 million, respectively, for the pre-petition revolving loan facility (the "Pre-Petition Revolver") and subordinated debt (the "2002 and 2003 Notes") were netted against the related outstanding debt amounts. In addition, a $9.0 million cash settlement and approximately $13.3 million of adequate protection payments reduced the Pre-Petition Revolver debt amount. The cash settlement relates to a portion of the Company's cash balance as of the date of the Filing ($9.3 million) which was claimed as collateral by the pre-petition bank group. The claim was settled in full for $9.0 million and approved by the Bankruptcy Court in 1995. Also, payments of approximately $1.1 and $.8 million were made to IBM Credit Corporation ("IBM") and Comdisco, Inc. ("Comdisco"), respectively, in 1996 for settlement of certain equipment capital lease obligations (Note 6).

                        BRADLEES, INC. AND SUBSIDIARIES

                                                                                 (000's)
                                                                    ----------------------------------
   Liabilities Subject to Settlement Under the Reorganization Case  January 30, 1999* January 31, 1998
   ---------------------------------------------------------------  ----------------- ----------------
   Accounts payable.........................                            $167,322          $165,324
   Accrued expenses.........................                              24,010            27,996
   Pre-petition revolver....................                              67,805            71,105
   2002 Notes...............................                             122,274           122,274
   2003 Notes...............................                              97,957            97,957
   SPE financing obligation (Note 9)........                              12,460            17,951
   Obligations under capital leases.........                               9,360            11,407
   Liability for rejected leases and
    contracts...............................                              45,685            48,091
                                                                        --------          --------
                                                                        $546,873          $562,105
                                                                        ========          ========

--------
*Prior to the Effective Date.

  A debtor-in-possession has the exclusive right to propose and file with the Bankruptcy Court a plan of reorganization for a period of time which can be extended by the Bankruptcy Court. Given the seasonality and magnitude of the Company's operations, change in business strategies, and number of interested parties possessing claims that had to be resolved in the Chapter 11 case, the Plan formulation process was complex. Accordingly, the Company obtained extensions of its exclusivity period to December 1, 1998. The Bankruptcy Court approved the Company's disclosure statement on October 5, 1998 and, as mentioned above, confirmed the Plan on January 27, 1999. There were no material unresolved contingencies.

  The Plan contained distributable value to creditors of approximately $162 million (as of the Effective Date) which consisted of approximately $15 million of administrative claim payments (including $4.5 million of professional fees paid subsequent to the Effective Date and accrued at January 30, 1999); $14 million of cash distributions to the pre-Chapter 11 bank group and the unsecured creditors; a $40 million note primarily payable to the pre-Chapter 11 bank group, which was paid down on the Effective Date by approximately $11 million from the proceeds of the modification of the lease terms of the Union Square, NY store; new Bradlees' Common Stock (the former Bradlees' common stock was canceled) with an estimated value as of the Effective Date of $85 million (see discussion below) and Warrants; and certain notes totaling $6.2 million (Note 7) and other distributions totaling $1.4 million. The Warrants allow for the purchase of one million shares of Common Stock and are exercisable at $7.00 per share.

  The Plan also provided for many other matters, including satisfaction of numerous other claims, satisfaction of certain claims in accordance with negotiated settlement agreements and an agreement to keep in place certain retirement and employment agreements. Creditors can dispute the disallowance of certain claims after the Effective Date and the Company has maintained an adequate reserve in the event such disputes result in the allowance of administrative claims not included in the consummation cash distributions. The Consolidated Financial Statements presume full issuance of the common stock and notes in accordance with the Plan.

  The determination of equity value included in the distributable value as of the Effective Date was derived from an estimated enterprise value of the reorganized Bradlees and reduced by estimated embedded debt levels. The enterprise value was developed by an independent financial advisor for purposes of the filing of the Company's Disclosure Statement in the Bankruptcy Court in October 1998. In developing the determination of the initial equity value, the financial advisor used various assumptions and estimates, including projected embedded debt which represented that portion of the ongoing revolver facility that is estimated to remain after the seasonal clean-up of the facility. As a result, the initial equity value was assumed to be in the range of $75 to $90 million. For purposes of the Disclosure Statement, the Company determined that an equity value of $85 million represented a reasonable estimate of distributable equity value to the creditors.

                        BRADLEES, INC. AND SUBSIDIARIES

Fresh-Start Reporting

  As discussed above, the Company's Plan was consummated on February 2, 1999 and Bradlees emerged from Chapter 11. Pursuant to the guidance provided by the American Institute of Certified Public Accountants in Statement of Position ("SOP") 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code", the Company adopted fresh-start reporting and reflected the consummation distributions in the accompanying consolidated balance sheet as of January 30, 1999 to give effect to the reorganization as of year-end. Under fresh-start reporting, the reorganization value of the Company was allocated to the emerging Company's net assets on the basis of the purchase method of accounting.

  The significant consummation and fresh-start reporting adjustments (shown in the statement presented at the end of this Note) are summarized as follows:

    a. Payment of $11.9 million of administrative and other claims, $14 million of cash distributions and $2.4 million of financing costs associated with the post-emergence revolver, with required borrowings of $2.9 million, along with new notes (Note 7) and estimated new stock value (see accompanying explanation below) issued to creditors on the Effective Date. The associated write-off of the liabilities subject to settlement under the reorganization case resulted in the recording of an extraordinary non-taxable gain on debt discharge of $419.7 million.

    b. Proceeds received on the Effective Date from the modification of the lease terms of the Union Square, NY store that were immediately utilized to partially pay down the new $40 million note.

    c. Payment of emergence-related bonuses, partially offset by a reserve established for disputed claims.

    d. Cancellation of the former common stock pursuant to the Plan and close-out to the accumulated deficit.

    e. A revaluation of capital lease obligations and related capital lease assets.

    f. Revaluation of the straight-line rent reserve. Straight-line rent is recalculated on a going-forward basis by the reorganized Bradlees.

    g. Revaluation of the Yonkers, NY store lease held for sale to its estimated net realizable value.

    h. Fresh-start reductions in the pension plan liability (Note 12), resulting in a net prepaid pension asset of $4.2 million, and in the SFAS No. 106 (Note 12) liability, partially offset by additional Supplemental Executive Retirement Plan ("SERP") liability (Note 12). A reclassification was then recorded to transfer the net prepaid pension asset from other long-term liabilities to other assets, net.

    i. Revaluation of the intangible SERP asset to its estimated net realizable value.

    j. Revaluation of deferred income taxes (due to a change in the status of timing differences).

    k. Revaluation of fixed assets and leasehold interests based upon estimated fair market values, considering the current markets in which Bradlees has locations. This revaluation resulted in, among other things, the recording of a write-down of $54.3 million in favorable lease interests and an unfavorable lease liability of $44.6 million (present value) for certain locations. The revaluation of lease interests was based, in part, on an appraisal of certain leases by a valuation advisory service.

    l. Allocation of the $13 million excess of the revalued net assets over the reorganization value (negative goodwill) to reduce long-term assets on a pro-rata basis, which resulted in a total fresh-start adjustment to the accumulated deficit of $28.7 million.

  The resulting charge of $108.4 million from all fresh-start adjustments, excluding the write-off of the old stock, is presented as "Revaluation of assets and liabilities pursuant to adoption of fresh-start reporting" in the

                        BRADLEES, INC. AND SUBSIDIARIES
consolidated statement of operations for 1998. An unaudited pro forma statement of operations assuming the Company had emerged from Chapter 11 at the beginning of 1998 is presented in Note 4.

  The fresh-start reporting reorganization value was primarily based on the Company's projected earnings before interest, taxes and depreciation and amortization ("EBITDA") for fiscal 1999 adjusted to exclude the projected EBITDA of two stores expected to close at the end of fiscal 1999 and certain non-cash credits and discounted to present value using the Company's weighted average cost of capital rate of 14%. Only projected fiscal 1999 EBITDA was utilized to calculate the value due to the uncertainties facing the Company, such as changing competitive conditions, that made future projections less meaningful. A multiple of 5.0 was applied to the adjusted fiscal 1999 EBITDA to assist in calculating the reorganization value. The multiple was determined after analyzing the multiples of several publicly-held companies operating in a comparable business. The discount rate and multiple utilized by the Company reflected a relatively "high risk investment". The use of a short projection period placed a greater emphasis on the accuracy of the multiple.

  The Company's reorganization value represented the value of the "reconstituted entity". This value was viewed as the fair value of the Company before considering liabilities and approximated the amount a willing buyer would have paid for the assets of the Company immediately after the reorganization was completed. The Company's "enterprise value", as defined in the Plan and later re-estimated by management (see below), represented the reorganization value calculated above plus expected cash from asset dispositions and cash in excess of normal operating requirements of the reorganized Company immediately before the distributions called for by the Plan.

  Subsequent to the filing of the Disclosure Statement and the Effective Date, a number of events occurred which impacted the determination of equity value under fresh-start reporting, including but not limited to, the initial trading prices of the new stock, information regarding the Company's fourth quarter performance and final fiscal 1999 financial plan, a settlement with a landlord regarding the disposition of the Union Square, New York leasehold interest and the liquidation of Caldor, a major competitor of the Company. The Company employed a similar valuation method under fresh-start reporting to determine its equity value to that utilized by its independent financial advisor in the Disclosure Statement and arrived at the estimated equity value of $55 million. The weighted average price per share of the new stock from the Effective Date through April 28, 1999 indicated an equity value of approximately $51 million (based on 10,225,711 shares outstanding), although there was limited trading of the new stock during portions of this period.

  The Company's reorganization value of $464 million was less than the appraised value of its assets at January 30, 1999, which was approximately $477 million. Management believes that the creditors accepted the Plan and the corresponding reorganization value, despite the inherent future business risks, primarily because the Company had made significant progress in improving its operating performance in 1997 and 1998, the Company's reorganization value exceeded its liquidation value, there was a waiver of all preferences, and certain creditors believed that it was in the Company's best interest to emerge from bankruptcy at that time. In accordance with the purchase method of accounting, the excess of the revalued net assets over reorganization value (negative goodwill) was allocated to reduce proportionately the values assigned to non-current assets in determining their appraised values.

  The calculated reorganization value was based upon a variety of estimates and assumptions about circumstances and events that have not yet taken place. Such estimates and assumptions are inherently subject to significant economic and competitive uncertainties beyond the control of the Company, including but not limited to those with respect to the future course of the Company's business activity.

                        BRADLEES, INC. AND SUBSIDIARIES

    The effect of the Plan on the Company's consolidated balance sheet as of
                January 30, 1999 was as follows (in thousands):

                                        Adjustments to
                          Historical      Record Plan                   Reorganized
                             as of    -------------------------            as of
                          January 30,   Debt            Fresh           January 30,
                             1999     Discharge         Start              1999
                          ----------- ---------       ---------         -----------
ASSETS
Current assets:
 Unrestricted cash and
  cash equivalents......   $   9,485  $     --        $     --           $  9,485
 Restricted cash and
  cash equivalents......      25,412    (25,412)(a)         --                --
                           ---------  ---------       ---------          --------
 Total cash and cash
  equivalents...........      34,897    (25,412)            --              9,485
                           ---------  ---------       ---------          --------
 Accounts receivable....      24,017    (11,002)(b)                        13,015
 Inventories............     232,343        --              --            232,343
 Prepaid expenses.......       8,967        --              --              8,967
                           ---------  ---------       ---------          --------
 Total current assets...     300,224    (36,414)            --            263,810
                           ---------  ---------       ---------          --------
Property, plant and
 equipment, net:
 Property excluding
  capital leases, net...     115,253        --          (22,214)(k,l)      93,039
 Property under capital
  leases, net...........      17,386        --           (7,039)(e,k,l)    10,347
                           ---------  ---------       ---------          --------
 Total property, plant
  and equipment, net....     132,639        --          (29,253)          103,386
                           ---------  ---------       ---------          --------
Other assets:
 Lease interests at fair
  value, net............     135,638        --          (59,805)(k,l)      75,833
 Assets held for sale...       3,400        --           10,600 (g)        14,000
 Other, net.............       1,499      2,387 (a)       2,836 (h,i)       6,722
                           ---------  ---------       ---------          --------
 Total other assets.....     140,537      2,387         (46,369)           96,555
                           ---------  ---------       ---------          --------
 Total assets...........   $ 573,400  $ (34,027)      $ (75,622)         $463,751
                           =========  =========       =========          ========
LIABILITIES AND
 STOCKHOLDER'S EQUITY
 (DEFICIENCY)
Current liabilities:
 Accounts payable.......   $ 119,302  $     --        $     --           $119,302
 Accrued expenses.......      29,293         33 (c)         --             29,326
 Self-insurance
  reserves..............       6,462        --              --              6,462
 Short-term debt........     111,562      2,887 (a)         --            114,449
 Current portion of
  notes and cap. lease
  oblig.................       1,038      1,051 (a)         --              2,089
                           ---------  ---------       ---------          --------
 Total current
  liabilities...........     267,657      3,971             --            271,628
                           ---------  ---------       ---------          --------
Long-term liabilities
 Obligations under
  capital leases........      25,924        --             (640)(e)        25,284
 Convertible notes
  payable...............         --      28,995 (a,b)       --             28,995
 Deferred income taxes..       8,581        --           (8,581)(j)           --
 Self-insurance
  reserves..............      13,120        --              --             13,120
 Unfavorable lease
  liability.............         --         --           44,581 (k)        44,581
 Other long-term
  liabilities...........      22,519      5,177 (a)      (2,553)(f,h)      25,143
                           ---------  ---------       ---------          --------
 Total long-term
  liabilities...........      70,144     34,172          32,807           137,123
                           ---------  ---------       ---------          --------
Liabilities subject to
 settlement under the
 reorganization case....     546,873   (546,873) (a)        --                --
Stockholders' equity
 (deficiency):
 Common stock
 Par value..............         115        102 (a)        (115)(d)           102
 Additional paid-in-
  capital...............     137,821     54,898 (a)    (137,821)(d)        54,898
 Accumulated deficit....    (448,407)   419,703 (a)      28,704 (l)           --
 Treasury stock, at
  cost..................        (803)       --              803 (d)           --
                           ---------  ---------       ---------          --------
 Total stockholders'
  equity (deficiency)...    (311,274)   474,703        (108,429)           55,000
                           ---------  ---------       ---------          --------
 Total liabilities and
  stockholders' equity
  (deficiency)..........   $ 573,400  $ (34,027)      $ (75,622)         $463,751
                           =========  =========       =========          ========

  See explanations of the adjustments to record the effect of the Plan previously listed at the beginning of the accompanying "Fresh-Start Reporting" section.

                        BRADLEES, INC. AND SUBSIDIARIES

3. Summary of Significant Accounting Policies

  Principles of consolidation: The consolidated financial statements include the accounts of all subsidiaries and, prior to the adoption of fresh-start reporting (Note 2), the accounts of the special purpose entity ("SPE") with which the Company had a financing arrangement for new store sites (Note 9). All intercompany transactions have been eliminated in consolidation.

  The Company's fiscal year ends on the Saturday nearest to January 31. The term "1998" refers to the 52 weeks ended January 30, 1999; "1997" refers to the 52 weeks ended January 31, 1998; and "1996" refers to the 52 weeks ended February 1, 1997.

  Fair Value of Financial Instruments: Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments" requires disclosures of estimated fair values of financial instruments both reflected and not reflected in the accompanying financial statements. The estimated fair values of the Company's cash and cash equivalents, accounts receivable, borrowings under the post-emergence revolver and DIP facilities, and accounts payable (post-petition) approximated the carrying amounts at January 30, 1999 and January 31, 1998 due to their short maturities or variable-rate nature of the borrowings. The fair value of the new convertible notes (issued following Plan consummation) were assumed equal to face value at January 30, 1999. The fair value of the Company's liabilities subject to settlement were not determinable at January 31, 1998 as a result of the Chapter 11 proceedings. The fair values of the 2002 Notes and 2003 Notes (Note 7) were not obtainable at January 31, 1998. Face values of the 2002 Notes and 2003 Notes were $125,000 and $100,000, respectively, at January 31, 1998.

  Geographical concentration: As of January 30, 1999, the Company operated 103 discount department stores in seven states in the Northeast, primarily in the heavily populated corridor running from Boston to Philadelphia. A significant change in economic or competitive conditions within this area could have a material impact on the Company's operations. The Company closed one store in March, 1999 which was announced in December, 1998.

  Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The primary estimates underlying the Company's financial statements include the valuation of assets and liabilities and the calculation of reorganization value under fresh-start reporting (Note 2), the estimated useful lives of fixed assets and lease interests, the estimates used in the SFAS No. 121 calculation (Note 5), accruals for a self-insured medical program (beginning in 1998) and for self-insured workers' compensation and general liability (Note 15), vacation pay reserves (Note 15), provisions for rejected leases and restructuring costs associated with closing stores (Note 8), and the classification of liabilities subject to settlement (Note 2).

  Collective bargaining arrangements: Approximately 74% of the Company's labor force is covered by collective bargaining agreements, of which collective bargaining agreements affecting approximately 25% of the labor force will expire within one year and are expected to be renegotiated.

  Cash and cash equivalents: Highly liquid investments with original maturities of 3 months or less when purchased are classified as cash and cash equivalents. Restricted cash and cash equivalents at January 30, 1999 prior to the consummation cash distributions (Note 2) were comprised of the following, along with earned interest of $1.5 million: (a) $6.0 million of the $24.5 million federal income tax refund received in April, 1996; (b) $1.1 million of forfeited deposits, net of property carrying costs, received in 1996 on a planned sale of an owned undeveloped property that was not consummated and $7.6 million of net proceeds received when this property was sold in March, 1998;
(c) $8.0 million from the sale of a closed store in January, 1998; and (d) other funds ($1.2 million) restricted for security deposits for utility expenses incurred after the Filing.

                        BRADLEES, INC. AND SUBSIDIARIES

  Inventories: Substantially all inventories are valued at the lower of cost (which includes certain warehousing costs) or market, using the last-in, first-out ("LIFO") retail method. No LIFO charges were recorded by the Company as there was no excess of current cost over LIFO cost since the Acquisition (Note
1).

  Assets held for sale: Assets held for sale are stated at the lower of net book value or estimated net realizable value and classified as current or noncurrent based upon the anticipated time to sell the asset.

  Property, plant and equipment: Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments which substantially extend the useful life of the property are capitalized. The costs of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal, with the resulting gain or loss included in earnings. Depreciation and amortization are recorded based upon the estimated useful lives under the straight-line method. Leasehold improvements and assets recorded under capital leases are amortized over the lives of the respective leases (including extensions) or the lives of the improvements, whichever is shorter.

   Buildings............................... 30 years
   Fixtures, machinery and equipment....... 3 to 10 years
   Leasehold improvements.................. 10 to 20 years
                                            or the term of the lease, if shorter

  Lease interests: Lease interests at January 30, 1999 represented the value assigned to the Company's lease rights under fresh-start reporting (Note 2). This asset will be amortized as a charge to rent expense over the remaining lease terms. Lease interests at January 30, 1998 represented the lease rights acquired at the Acquisition (Note 1) and were amortized on the straight-line method over the remaining lives of the leases (including option periods) or 40 years, if shorter. Accumulated amortization was $41.6 million at January 30, 1999 prior to fresh-start reporting and $34.8 million at January 31, 1998.

  The recoverability of the carrying value of lease interests is dependent upon the Company's ability to generate sufficient future cash flows from operations at each leased site, or in the case of a sale or disposition of a lease or leases, the continuation of similar favorable market rents. Accordingly, recoverability of this asset could be significantly affected by further economic, market and competitive factors and is subject to the inherent uncertainty associated with estimates.

  Self-insurance reserves: The Company is primarily self-insured for medical (beginning in 1998), workers' compensation and general liability costs. The medical self-insurance reserve was determined with the assistance of the Company's insurance advisor. The workers' compensation and general liability self-insurance reserves were actuarially determined using a discount rate of 6.00% at January 30, 1999 and January 31, 1998. Self-insurance reserves have been classified as current and noncurrent in accordance with the estimated timing of the projected payments.

  Deferred financing costs: Deferred financing costs are amortized over the lives of the related financings. Deferred financing costs at January 30, 1999 were associated with the Revolver (Notes 2 and 7). Deferred financing costs associated with the DIP Facility were fully amortized prior to the Effective Date (Note 7). Accumulated amortization was $.1 million at January 31, 1998. The Company wrote off $1.1 million of unamortized deferred financing costs in 1997 relating to the Prior DIP Facility (Note 7) that was replaced in December, 1997. Net deferred financing costs as of the filing date of $3.4 million, $2.0 million, and $2.7 million for the pre-petition revolver, 2002 Notes and 2003 Notes, respectively, were netted against the related outstanding debt subject to settlement during 1995 (Note 2).

                        BRADLEES, INC. AND SUBSIDIARIES

  Store opening and closing costs: Pre-opening costs were expensed prior to or when a store opened or, in the case of a remodel, reopened. Store closing costs are provided for when the decision is made to close such stores.

  Stock compensation: The Company accounts for stock-based employee compensation costs using the intrinsic value method (Note 11).

  Income taxes: The Company provides for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes, net of valuation allowances, are provided to recognize the effect of temporary differences between financial reporting and income tax reporting of assets and liabilities.

  Earnings per share: Net earnings per share was not presented for 1998 because the old stock was canceled under the Plan and the new stock was not issued until after consummation of the Plan. Net loss per share for 1997 and 1996 was computed using the weighted average number of common shares outstanding, plus the common stock equivalents related to stock options if not anti-dilutive, in accordance with the provisions of the SFAS No.128 "Earnings Per Share", which was adopted in 1997. The weighted average number of shares (in thousands) used in the calculation for both basic and diluted net loss per share in 1997 and 1996 was 11,365 and 11,412 shares, respectively. Diluted earnings per share equaled basic earning per share as the dilutive calculations would have an anti-dilutive impact as a result of the net loss incurred in each of those years.

  Reclassifications: Certain reclassifications have been made to the 1997 and 1996 financial statements to conform with the 1998 presentation.

  Recent accounting pronouncements: In June, 1998 the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and hedging Activities". SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company currently does not utilize any derivative or hedging instruments and therefore believes that there will be no impact from SFAS No. 133 on the Company's earnings.

  SOP 98-1, "Accounting for the Costs for Computer Software Developed or Obtained for Internal Use", is effective for fiscal years beginning after December 15, 1998. SOP 98-1 states, among other things, that computer software incurred in the preliminary project state, training costs and data conversion costs should be expensed as incurred, while costs incurred in the application development stage should be capitalized. The Company will adopt the provisions of SOP 98-1 in 1999 and believes that its current method of capitalizing software costs is in conformity with the statement.

  SOP 98-5, "Reporting on the Costs of Start-Up Activities", is effective for fiscal years beginning after December 15, 1998. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs and requires costs of start-up activities and organization costs to be expensed as incurred. The Company will adopt the provisions of SOP 98-5 in 1999 and believes that it will have an insignificant impact on its financial statements.

                        BRADLEES, INC. AND SUBSIDIARIES

4. Pro Forma Financial Information (Unaudited)

  The following unaudited pro forma consolidated statement of operations is based on the Company's consolidated statement of operations for fiscal 1998 as adjusted to give effect to the consummation of the Plan (Note 2) as if the Effective Date had occurred on January 31, 1998 (at the beginning of fiscal
1998). This unaudited pro forma financial information and the accompanying unaudited notes should be read in conjunction with the Company's consolidated financial statements and the notes thereto. The unaudited pro forma consolidated information is presented for informational purposes only and does not purport to represent what the Company's results of operations would actually have been if the Effective Date of the Plan had occurred at the beginning of 1998, or to project the Company's results of operations for any future period.

                                 BRADLEES, INC.
                                AND SUBSIDIARIES

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                (Amounts in thousands except per share amounts)

                                         Pro Forma Adjustments            Pro Forma
                          52 Weeks Ended ---------------------------    52 Weeks Ended
                          Jan. 30, 1999    Debits         Credits       Jan. 30, 1999
                          -------------- ----------      -----------    --------------
Total sales.............    $1,381,116       14,705 (1)         --        $1,366,411
Leased department
 sales..................        43,919          383 (1)         --            43,536
                            ----------                                    ----------
Net sales...............     1,337,197                                     1,322,875
Cost of goods sold......       944,094          --           10,357 (1)      933,251
                                                                486 (2)
                            ----------   ----------      ----------       ----------
Gross margins...........       393,103                                       389,624
Leased department and
 other operating
 income.................        11,795           82 (1)         --            11,713
                            ----------                                    ----------
                               404,898                                       401,337
Selling, store
 operating,
 administrative and
 distribution expenses..       376,856        4,059 (4)       4,553 (1)      373,059
                                                              4,400 (3)
                                              1,705 (6)       8,634 (7)
                                              8,026 (10)
Depreciation and
 amortization expense...        32,236          --               86 (1)       22,108
                                                              6,815 (4)
                                                                617 (6)
                                                              2,610 (9)
Loss on disposition of
 properties.............           241          --              --               241
                            ----------                                    ----------
Income (loss) before
 interest and
 reorganization items...        (4,435)                                        5,929
Interest and debt
 expense................        16,329        1,400 (5)       2,148 (5)       28,023
                                             12,442 (8)
Reorganization items....         4,561          --            4,561 (3)          --
                            ----------                                    ----------
Loss before fresh-start
 revaluation and
 extraordinary item.....       (25,325)                                      (22,094)
Revaluation of assets
 and liabilities
 pursuant to adoption of
 fresh-start reporting..      (108,428)         --          108,428 (3)          --
                            ----------                                    ----------
Loss before
 extraordinary item.....      (133,753)                                      (22,094)
Extraordinary item--gain
 on debt discharge......       419,703      419,703 (3)         --               --
                            ----------                                    ----------
Net income (loss).......    $  285,950                                    $  (22,094)
                            ==========                                    ==========
Weighted average shares
 outstanding............             *                                        10,226
                            ==========                                    ==========
Net income (loss) per
 share..................    $        *                                    $   (2.16) (11)
                            ==========                                    ==========

--------
* Earnings per share was not presented for the fiscal year ended January 30, 1999 because such presentation would not be meaningful. The former stock was canceled under the plan of reorganization and the new stock was issued following consummation of the plan.

                        BRADLEES, INC. AND SUBSIDIARIES

  The following notes set forth the explanations and assumptions used and adjustments made in preparing the unaudited pro forma consolidated statement of operations for the 52 weeks ended January 30, 1999. The unaudited pro forma consolidated statement of operations reflects the adjustments described below, which are based on the assumptions and estimates described therein. There was no tax impact from the pro forma adjustments.

Pro Forma Adjustments--Statement of Operations for the Fiscal Year Ended January 30, 1999

  1. To eliminate the sales and expense amounts associated with seven stores closed since January 31, 1998 as part of the Company's reorganization.

  2. To eliminate the provision for inventory impairment for the store closed in March, 1999.

  3. To eliminate an emergence-related bonus provision, reorganization items, the fresh-start revaluation charge and the extraordinary gain on debt discharge.

  4. Adjustment in amortization of lease interests revalued under fresh-start reporting (Note 2).

  5. To record amortization of post-emergence deferred financing costs and reverse the historical 1998 amortization of deferred financing costs.

  6. To adjust lease rent expense and amortization expense for revised straight-line rent calculations.

  7. To adjust lease rent expense for amortization of the unfavorable lease liability (Notes 2 and 9).

  8. To adjust interest expense for amortization of the discount on the unfavorable lease liability (Notes 2 and 9) and for increased interest expense resulting from the 9% Convertible Notes and other issued notes (Note 7).

  9. To record the effects resulting from the allocation of the estimated excess of revalued assets over the reorganization value (negative goodwill) at January 31, 1998.

  10. To record additional SFAS No. 106 (Note 12) expense, lower the SERP (Notes 2 and 12) expense and reduce the 1998 pension curtailment gain as a result of the effect of fresh-start reporting and the associated earlier write-off of unamortized prior service costs.

  11. Pro forma earnings per share was computed based on an estimated weighted average number of common shares outstanding during the applicable period assuming that the Plan of Reorganization was effective on January 31, 1998. Excludes any potential dilutive effect of stock options and warrants.

5. Statement of Financial Accounting Standards No. 121

  In the fourth quarter of 1996, the Company recorded a charge of approximately $40.8 million in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", based on future cash flow assumptions and as a result of the significant operating loss incurred in 1996. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company reviewed its long-lived assets for recoverability in 1996 primarily as a result of the significant operating loss incurred in that year. Because of prior-year charges and the closings of unprofitable stores, and because the Company met its operating earnings plans in 1998 and 1997, there were no SFAS No. 121 charges in those years.

                        BRADLEES, INC. AND SUBSIDIARIES

  In applying SFAS No. 121 in 1996, the Company compared anticipated cash flows over the remaining lease term, including anticipated renewal periods, from each store (excluding closing stores) with the corresponding carrying amount of identified long-lived assets and recorded a reduction in carrying value where such cash flows were not sufficient to recover the related assets over the term of the lease.

  The fair value of these impaired long-lived assets was determined primarily using the Company's current estimate of the associated future cash flows over the base lease term, including anticipated renewal periods and consideration of the fair market value of the assets at the end of the lease term. The stream of future cash flows by store were discounted at a 20% rate, which the Company believed to be commensurate with the risks involved. There were significant assumptions, primarily future cash flows, inherent in the SFAS No. 121 calculations, particularly given the Company's prior-year operating losses and evolving merchandising strategy.

  The assumptions utilized in 1996 were subject to significant business, economic and competitive uncertainties. The charge in 1996 was comprised of the following long-lived asset impairments (in 000's):

                                                                         1996
                                                                        -------
     Property excluding capital leases, net............................ $10,548
     Property under capital leases, net................................   3,363
     Lease interest and lease acquisition costs, net...................  26,871
                                                                        -------
     Total long-lived asset impairment................................. $40,782
                                                                        =======

6. Property, Plant and Equipment, Net

                                                            (000's)
                                               ---------------------------------
                                               January 30, 1999 January 31, 1998
                                               ---------------- ----------------
Property excluding capital leases:
 Buildings and improvements...................     $ 40,197         $ 96,678
 Equipment and fixtures.......................       52,842          123,603
 Land.........................................          --               --
                                                   --------         --------
  Subtotal....................................       93,039          220,281
 Accumulated depreciation.....................          --           (88,756)
                                                   --------         --------
  Property excluding capital leases, net......       93,039          131,525
                                                   ========         ========
Property under capital leases:
 Buildings and improvements...................        8,493           22,682
 Equipment and fixtures.......................        1,854            8,395
                                                   --------         --------
  Subtotal....................................       10,347           31,077
 Accumulated amortization.....................          --           (12,118)
                                                   --------         --------
  Property under capital leases, net..........       10,347           18,959
                                                   --------         --------
 Total property, plant and equipment, net.....     $103,386         $150,484
                                                   ========         ========

  Property, plant and equipment, net, were revalued at January 30, 1999 under fresh-start reporting (Note 2).

                        BRADLEES, INC. AND SUBSIDIARIES

7. Debt

                                                           (000's)
                                              ---------------------------------
                                              January 30, 1999 January 31, 1998
                                              ---------------- ----------------
   Revolver (7.75%-1998)....................      $114,449         $    --
   DIP Facility (8.5%-1997).................           --            84,208
   Prepetition Revolver (10.25%-1997).......           --            71,105
   Convertible Notes (9.0%).................        28,995              --
   CAP, Cure & Tax Notes (9.0%).............         6,236              --
   Prepetition 2002 Notes (11%).............           --           122,274
   Prepetition 2003 Notes (9.25%)...........           --            97,957
   SPE financing obligation (7.75%) (Note
    9)......................................           --            17,951
   Obligations under capital leases (Note
    9)......................................        26,322           39,518
                                                  --------         --------
   Total debt...............................       176,002          433,013
   Less:
   Short-term debt (Revolver/DIP Facility)..       114,449           84,208
   Current portion-capital leases...........         1,038            1,038
   Current portion-CAP, Cure & Tax Notes....         1,051              --
   Less: Debt subject to settlement (Note
    2):
   Prepetition Revolver.....................           --            71,105
   Prepetition 2002 Notes...................           --           122,274
   Prepetition 2003 Notes...................           --            97,957
   SPE financing obligation.................           --            17,951
   Obligations under capital leases.........           --            11,407
                                                  --------         --------
   Long-term debt...........................      $ 59,464         $ 27,073
                                                  ========         ========

  The Company believes that the new and reinstated debt obligations carry face interest rates that are similar to market rates (for financings of a similar nature) and therefore such obligations did not require a discounting to present value on the Effective Date (Note 1). As a result of the Filing, substantially all debt outstanding (exclusive of the DIP facilities) prior to the Effective Date was classified as liabilities subject to settlement (Note 2). No principal or interest payments were made on any pre-petition debt (excluding certain capital leases) without Bankruptcy Court approval. During 1995, the Company received Bankruptcy Court approval to make certain adequate protection payments to the pre-petition bank group. The adequate protection payments, a cash settlement, and deferred financing costs were netted against the related outstanding debt amounts (Note 2).

  On June 25, 1996, the Bankruptcy Court approved an agreement between the Company and BTM Capital Corporation ("BTM") that fixed the secured claim of BTM in the amount of $2.25 million, subject to reduction for adequate protection payments also approved by the Bankruptcy Court. On December 17, 1996, the Bankruptcy Court approved agreements between the Company and IBM and between the Company and Comdisco which settled all litigation between the parties regarding the characterization of certain equipment lease agreements. Under these agreements, the Company agreed to pay all amounts due to IBM ($1.1 million in December, 1996) and Comdisco ($.8 million in January, 1997), purchase all the equipment under the IBM equipment lease agreement ($1.4 million in December, 1996) and reject the Comdisco lease effective February 28, 1997.

  Generally, interest on pre-petition debt ceases accruing upon the filing of a petition under the Bankruptcy Code; if, however, the debt is collateralized by an interest in property whose value (minus the cost of preserving such property) exceeds the amount of the debt, post-petition interest may be payable. Other than those noted above, no other determinations were made prior to the Effective Date regarding the value of the property interests which collateralized various pre-petition debts. Contractual interest expense not recorded on

                        BRADLEES, INC. AND SUBSIDIARIES
certain pre-petition debt (the Revolver, 2002 Notes and 2003 Notes) totaled approximately $30.6, $31.1 and $31.3 million for 1998, 1997 and 1996, respectively.

  Financing Facility: Prior to the Effective Date, the Company had a $250 million financing facility (the "Financing Facility") (of which $125 million was available for issuance of letters of credit) with BankBoston Retail Finance, Inc. ("BBNA") as agent, under which the Company was allowed to borrow for general corporate purposes, working capital and inventory purchases. The Financing Facility consisted of (a) an up to eighteen-month debtor-in-possession revolving credit facility in the maximum principal amount of $250 million (the "DIP Facility"- see below) and, subject to meeting certain conditions, (b) an up to three-year post-emergence credit facility in the maximum principal amount of $250 million (as modified, the "Revolver"--see below). The Company satisfied the required conditions in order for the Revolver to become effective, including minimum operating earnings ("EBITDA") and minimum borrowing availability on the Effective Date. The outstanding amount under the DIP Facility was repaid on the Effective Date with proceeds from the Revolver. The Revolver expires on December 23, 2001.

  The DIP Facility had replaced a $200 million Debtor-in-Possession Revolving Credit and Guaranty Agreement with The Chase Manhattan Bank, as agent (the "Prior DIP Facility"). Trade and standby letters of credit outstanding under the DIP facilities were $10.8 and $17.3 million, respectively, at January 30, 1999 and $7.1 million and $26.8, respectively, as of January 31, 1998. The weighted average borrowings under the DIP Facility in 1998 were $116.4 million. The weighted average interest rate under the DIP Facility in 1998 was 7.81%.

  Revolver: The Revolver consists of a $250 million senior secured revolving line of credit (of which $125 million is available for issuance of letters of credit) and a $20 million junior secured "last in-last out" facility. The Company expects to use the Revolver primarily for working capital and general business needs.

  The senior secured trance has an advance rate equal to 80% of the Loan Value of Eligible Receivables (as defined), plus generally 72% of the Loan Value of Eligible Inventory (as defined), subject to certain adjustments. Between March 1 and December 15, the inventory advance rate will be increased to 77% of the Loan Value of Eligible Inventory provided that the total amount of all senior secured advances does not exceed 85% of the Loan to Value Ratio (as defined). The Company may also borrow up to an additional $20 million under the junior secured facility provided that the total borrowings (senior secured and junior secured) do not exceed 93% of the Loan to Value Ratio.

  The Revolver permits the Company to borrow funds under the senior secured tranche at an interest rate per annum equal to (a) the higher of (i) the annual rate of interest as announced by BankBoston as its "Base Rate" and (ii) the weighted average of the rates on overnight federal funds plus 0.50% per annum; or (b) 2.25% per annum plus the quotient of (i) the LIBOR Rate in effect divided by (ii) a percentage equal to 100% minus the percentage established by the Federal Reserve as the maximum rate for all reserves applicable to any member bank of the Federal Reserve system in respect of eurocurrency liabilities. Each of these rates is subject to a 0.50% increase in the event of overadvances. The junior secured facility permits the Company to borrow funds at the "Base Rate" plus 7.00% per annum.

  The Revolver is secured by substantially all of the non-real estate assets of the Company. The Revolver contains financial covenants including (i) minimum quarterly EBITDA, (ii) minimum monthly accounts payable to inventory; (iii) maximum annual capital expenditures; and (iv) minimum operating cash flow to interest expense (for the fiscal quarters ending on or about January 2001 and thereafter). The Company is in compliance with the Revolver covenants.

  DIP Facility: The DIP Facility had an advance rate of 60% of the Loan Value of Eligible Receivables (as defined), plus 72% of the Loan Value of Eligible Inventory (as defined). Between March 1 and December 15, the Company could borrow an overadvance amount on the Loan Value of Eligible Inventory of 5% (the

                        BRADLEES, INC. AND SUBSIDIARIES

"Overadvance Amount"), subject to a $20 million limitation. At the Company's option, the Company could borrow under the DIP Facility at the Alternate Base Rate (as defined) in effect from time to time (the "Base Rate Applicable Margin") or the adjusted Eurodollar rate plus 2.25% (the "Eurodollar Applicable Margin") for interest periods of one, two or three months. The Base Rate Applicable Margin and Eurodollar Applicable Margin would be increased 0.5% during any fiscal month that the Company had Overadvance Amounts.

  There were no compensating balance requirements under the DIP Facility but the Company was required to pay an annual commitment fee of 0.3% of the unused portion. The DIP Facility contained restrictive covenants including, among other things, limitations on the incurrence of additional liens and indebtedness, limitations on capital expenditures and the sale of assets, the maintenance of minimum EBITDA and minimum accounts payable to inventory ratios. The lenders under the DIP Facility had a "super-priority claim" against the estate of the Company. The Company was in compliance with the DIP Facility covenants. The DIP Facility expired on the Effective Date.

  In the fourth quarter of 1997, the Company incurred a charge of approximately $1.1 million for the write-off of the Prior DIP Facility's unamortized deferred financing costs and paid approximately $2.3 million for financing fees associated with the DIP Facility. The Company accelerated the amortization of those fees during the fourth quarter of 1998 to complete such amortization prior to the Effective Date, at which time it paid $2.4 million (Note 2) for financing fees associated with the Revolver.

  Pre-petition Revolver: Prior to the Filing, the Company had a $150 million revolving loan facility ("Pre-petition Revolver"), including outstanding commercial and standby letters of credit. The Pre-petition Revolver had a maturity date of July 31, 1997 and a variable interest rate based on, among others factors, the Company's elected borrowing period and amount. The weighted average interest rate approximated 10.0% in 1998, 1997 and 1996. No interest was paid or accrued on the Pre-petition Revolver during the Chapter 11 case.

  9% Convertible Notes: The 9% Convertible Notes (the "Notes") were issued by Bradlees Stores, Inc. (Note 17) under an Indenture dated February 2, 1999 (the "Indenture"). Certain provisions of the Notes and the Indenture are summarized below. The statements under this caption relating to the Notes and the Indenture are summaries only, however, and do not purport to be complete. Such summaries make use of terms defined in the Indenture and are qualified in their entirety by reference to the Indenture, which was filed as an exhibit to the Company's Form S-1 Registration Statement.

  Each Note will mature on February 3, 2004, and will bear interest at the rate of 9% per annum from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 1999. The aggregate principal amount of the Notes that may be issued under the Indenture is limited to $28,995,000 (which excludes the $11.0 million aggregate principal amount that was pre-paid on the Effective Date). The indebtedness represented by the Notes ranks equally with the Company's other non-subordinated indebtedness.

  Any Notes outstanding shall be redeemed, along with any accrued and unpaid interest on such Notes, with the net proceeds received upon the planned sale of the leasehold interest in the Yonkers, New York store or the net proceeds (up to a maximum amount of $6.5 million plus accrued and unpaid interest and expenses) received upon any disposition of the Additional Collateral (as defined below). Additionally, the net proceeds of any offering of common stock by Bradlees, Inc., except offerings to employees pursuant to the Plan or pursuant to any benefit plan, shall be used to repay, pro rata, any outstanding Notes plus accrued and unpaid interest. The Company also has the right to redeem the Notes at any time, in whole or in part, by paying the holder the unpaid principal plus accrued and unpaid interest.

                        BRADLEES, INC. AND SUBSIDIARIES

  The Notes are secured by (i) a first priority lien on the leasehold interest in the Yonkers, New York store and the net proceeds received upon its disposition (which will be subject to Bankruptcy Court approval), (ii) under certain circumstances and subject to certain limitations described below, first priority liens on leasehold interests in three other named stores (the "Additional Collateral"), as well as any net proceeds received upon any dispositions(s), and (iii) a first priority pledge of all of the outstanding capital stock of New Horizons of Yonkers, Inc. The net proceeds realized upon the sale of the Yonkers, New York leasehold interest will be paid to the holders of the Notes as a pre-payment.

  The lien on the Additional Collateral shall only secure indebtedness under the Notes equal to the sum of $6.5 million plus an amount from time to time equal to the amount of interest that would accrue on $6.5 million of principal amount of outstanding Notes from February 2, 1999 to the date of calculation of the extent of such lien.

  The Notes are convertible any time after the first anniversary of the Effective Date into shares of the Company's Common Stock. The conversion price will initially be the arithmetic unweighted average closing price of the Common Stock during the twenty business days preceding the first anniversary of the Effective Date.

  CAP Notes: Pursuant to the Plan, the Company issued Capital Lease ("CAP") Notes in the aggregate principal amount of $547,094. The CAP Notes bear interest at a rate equal to nine percent (9%) per annum. Principal and accrued interest are payable in twelve equal quarterly installments, commencing three months after the Effective Date. The Company can prepay these notes, in whole or in part, without premium or penalty. The CAP Notes are secured by a first lien on the property on which the CAP Note holder holds a valid first priority security interest.

  Cure Notes: Pursuant to the Plan, the Company issued Cure Notes in the aggregate principal amount of $3.3 million. The Cure Notes are not secured and bear interest at a rate equal to nine percent (9%) per annum. Interest is payable annually. The Company can prepay these notes, in whole or in part, without premium or penalty.

  Tax Notes: Pursuant to the Plan and the Bankruptcy Code, the Company agreed to make deferred cash payments in the aggregate principal amount of $2.4 million on account of allowed tax claims. Payments will be made in equal quarterly installments of principal, plus simple interest accruing from the Effective Date at a rate equal to nine percent (9%) per annum on the unpaid portion of such claims. The first payment is due on the latest of: (i) 90 days after the Effective Date, (ii) 90 days after the date on which an order allowing any such claim becomes a final order, and (iii) such other date as is agreed to by the Company and by the holder of such claim. The Company can prepay these notes, in whole or in part, without premium or penalty.

  Pre-petition 2002 Notes and 2003 Notes: The 2002 Notes and 2003 Notes were pari passu to each other and subordinated to the Company's senior indebtedness. Beginning on August 1, 1997, the 2002 Notes were to be redeemable, in whole or in part, at the Company's option, at 104%, decreasing annually to par on August 1, 2000. Beginning on March 1, 2000, the 2003 Notes were to be redeemable, in whole or in part, at the Company's option, at par plus accrued interest. No interest on the 2002 Notes and 2003 Notes, due semiannually, was paid or accrued during the Chapter 11 case. Holders of the 2002 Notes and 2003 Notes will receive Warrants (Note 10) upon surrender of such notes following the Effective Date and the 2002 Notes and 2003 Notes were deemed canceled.

                        BRADLEES, INC. AND SUBSIDIARIES

8. Reorganization Items

  The Company provided for or incurred the following expense and income items in 1998, 1997 and 1996 directly associated with the Chapter 11 reorganization proceedings and the resulting restructuring of its operations (in 000's):

                                                     1998     1997     1996
                                                    -------  -------  -------
   Professional fees............................... $12,000  $10,000  $10,000
   Interest income.................................  (1,038)    (420)  (1,445)
   Provision for rejected leases...................  (7,156)  (2,846)  32,756
   Net asset/liability write-offs..................     620   (3,408)   4,034
   Gain on disposition of properties...............  (6,153)  (1,153)  (1,697)
   Provision for inventory impairment..............     --       --    (1,000)
   Provision for occupancy and other store closing
    costs..........................................   4,868    1,112    4,102
   Employee severance and termination benefits.....   1,420   (2,813)  23,042
   Provision for MIS retention bonuses.............     --       280      --
                                                    -------  -------  -------
     Total reorganization items.................... $ 4,561  $   752  $69,792
                                                    =======  =======  =======

  Professional fees and interest income: Professional fees represented estimates of expenses incurred, primarily for legal, consulting and accounting services provided to the Company and the creditors committee (which were required to be paid by the Company while in Chapter 11). Interest income represented interest earned on cash invested during the Chapter 11 proceeding.

  Provision for rejected leases and net asset/liability write-offs: Under the Bankruptcy Code, the Company could elect to reject real estate leases, subject to Bankruptcy Court approval. The Company recorded a provision of approximately $32.8 in 1996 for rejected leases and anticipated claims for certain closed and closing store leases that were expected to be rejected. The liability established for all rejected leases during the Chapter 11 case was subject to future adjustments, including adjustments based on claims filed by the lessors and Bankruptcy Court actions. In 1997, the Company reversed a rejected lease provision of $5.2 million that had been recorded in 1996 for a store that was subsequently sold in 1997 with no rejection liability. In addition, the Company recorded a provision of approximately $2.4 million in 1997 for four of the six stores closed in February, 1998 whose leases were rejected by the Company. During 1998, the Company obtained confirmation that the lessor of a previously rejected lease had re-let the premises and, accordingly, the Company reduced its liability for rejected leases by $4.7 million. Also during 1998, the Company was notified by two of its former landlords at closed locations that the properties had been re-let and therefore their claims for rejected lease damages were reduced by $2.4 million. The Company reduced its rejected lease liability accordingly.

  The Company incurred a net asset write-off in 1998 relating to the disposal of greeting card fixtures that were replaced as a consequence of the Company's rejection of its greeting card supply contract. In connection with store closings and lease rejections, the Company wrote off certain net assets in 1996 (net liability in 1997), primarily for leasehold improvements, net capital leases and lease interests. The credit of $3.4 million in 1997 resulted from the write-off of closed stores' capital lease obligations that exceeded the carrying value of the closed stores' assets. The net asset write-offs in 1997 and 1996 also included adjustments to lower the carrying values of certain properties held for sale to their most current net realizable values.

  Gain on disposition of properties: The Company sold a previously closed store in 1998 and recognized a gain of $1.9 million that was classified as a reorganization item since the associated asset write-offs were previously included in reorganization items. The Company also recognized a gain, net of the associated net asset write-off, of $4.3 million in January, 1999 related to the modification of the Union Square lease terms

                        BRADLEES, INC. AND SUBSIDIARIES

(Note 2). The Company sold certain closed store leases in 1997 and 1996 and the related gains were classified as reorganization items since the associated net asset write-offs were also previously included in reorganization items.

  Inventory impairment and store closing costs: In January, 1999, the Company recorded a provision of approximately $4.9 million for the estimated closing costs associated with one store that closed in March, 1999 and the Union Square and Yonkers, New York stores that are anticipated to begin closing by the end of fiscal year 1999 in connection with the Company's Plan (Note 2). A provision of $0.5 million for an inventory impairment at the store closed in March, 1999 was charged to cost of sales in January, 1999.

  In December, 1997, the Company approved a restructuring plan to close 6 stores by February, 1998. One of the 6 stores was owned and closed as a result of the sale of the property in January, 1998. In connection with the plan to close the 6 stores, the Company rejected certain leases and wrote off net assets (see "Provision for rejected leases and net asset/liability write-offs"). In addition, the Company established provisions in 1997 for the associated closing costs and for an inventory impairment of $2.9 million for the 6 stores that was charged to cost of sales. This provision for inventory impairment, along with the January, 1999 provision above, represented the incremental markdowns required to liquidate the inventory at the closed stores. Such costs are recorded in accordance with the retail inventory method.

  In January, 1996, the Company approved a restructuring plan to close 13 stores in the first half of 1996. In connection with this plan, the Company also rejected certain leases and wrote off net assets. In addition, the Company established provisions in 1995 for inventory impairment and other closing costs associated with closing the 13 stores. The provision for inventory impairment was reduced by $1 million at the conclusion of the going-out-of-business sales in 1996 when actual results became available. The $1 million reduction was recorded as a credit to reorganization items since the original provision was recorded as a reorganization item in 1995 prior to a Securities and Exchange Commission staff announcement in which it stated that inventory markdowns attributable to a restructuring or exit plan should be classified in the income statement as a component of cost of sales.

  In July, 1996, the Company approved a restructuring plan to close 14 additional stores in October, 1996. In connection with this plan, the Company also rejected certain leases and wrote off net assets. In addition, the Company established provisions for inventory impairment and other closing costs associated with closing the 14 stores. An inventory impairment charge of $6.7 million for 15 stores (including the one store to be closed in April, 1997) was charged to cost of sales in 1996.

  Other store closing costs represent incremental asset protection, occupancy and various closing costs associated with the decision to close the stores. Other store closing costs paid in 1998 totaled approximately $2.0 million.

  Employee severance and termination benefits: The Company recorded a provision of approximately $1.4 million in January, 1999 for severance and termination benefits for approximately 563 associates at the three closing stores and for certain central office positions eliminated. The credit to employee severance and termination benefits of $2.8 million in 1997 resulted from the reversal of certain severance reserves totaling $3.4 million, including a significant portion of the severance reserve that had been established in 1996 for Mark Cohen, the Company's former CEO, partially offset by a $0.6 million charge for severance and termination benefits for 382 store associates at the 6 stores closed in February, 1998. A settlement agreement was reached with Mr. Cohen in 1997.

  Employee severance and termination benefits of $23.0 million in 1996 included the following: (a) $13.5 million for the January 1997 management reorganization and regional and district consolidation; (b) $1.2 million resulting from the 14 stores closed in October, 1996; (c) $4.2 million for central office positions eliminated in September, 1996; (d) $1.1 million resulting from the 13 stores closed in the first half of 1996; and

                        BRADLEES, INC. AND SUBSIDIARIES

(e) $3.0 million paid to store, district and regional associate positions eliminated as a result of the February, 1996 store management reorganization. Severance and termination benefits paid in 1998, 1997 and 1996 totaled approximately $1.8, $4.5 and $16.6 million, respectively.

  MIS retention bonuses: The Company had a retention bonus program for certain Management Information System (MIS) employees that provided for bonuses during the Chapter 11 proceeding for continued employment through April, 1998. In April, 1998 these bonuses were paid and this program was discontinued.

  Restructuring reserves: As of January 30, 1999, the Company had remaining reserves (included in accrued expenses and in other long-term liabilities) totaling approximately $6.6 million (exclusive of provisions for rejected leases discussed in Note 2) for costs associated with the closing of stores and other restructuring activities. Approximately one-half of the remaining reserved costs are expected to be paid within a year, with the other costs, including certain closed store occupancy costs, payable thereafter. Approximately $3.8 million of restructuring costs, including the severance and termination benefit payments discussed above, were paid in 1998.

  Closed store results: Net sales and operating losses (exclusive of any central office expense allocation and prior to interest expense, income taxes and reorganization items) from the one store closed in March, 1999, the one store closed in April, 1997, the 6 stores closed in February, 1998 and the 27 stores closed during 1996 were (in 000's):

                                                      1998     1997      1996
                                                     -------  -------  --------
   Net sales........................................ $14,322  $69,423  $221,738
   Operating loss...................................    (592)  (1,158)  (29,827)

9. Lease Commitments and Unfavorable Lease Liability

  At January 30, 1999, the Company had various noncancelable leases in effect for its stores, distribution centers, and central office building, as well as for certain equipment. Capital lease obligations were revalued under fresh-start reporting (Note 2). Minimum payments due under leases are as follows:

                                                           (000's)
                                               -------------------------------
                                               Capital Leases Operating Leases
                                               -------------- ----------------
   1999.......................................    $  4,326        $ 48,237
   2000.......................................       4,364          44,488
   2001.......................................       4,149          42,419
   2002.......................................       4,110          40,659
   2003.......................................       4,110          34,558
   Thereafter.................................      32,147         241,593
                                                  --------        --------
   Total minimum payments.....................      53,206        $451,954
                                                  ========        ========
   Estimated executory costs..................      (2,610)
                                                  --------
   Net minimum lease payments.................      50,596
   Imputed interest...........................     (24,274)
                                                  --------
   Present value of net minimum lease
    payments..................................      26,322
   Less current portion.......................      (1,038)
                                                  --------
   Obligations under capital leases, net of
    current portion...........................    $ 25,284
                                                  ========

                        BRADLEES, INC. AND SUBSIDIARIES

  Minimum payments for capital and operating leases have not been reduced by minimum sublease rentals of $11.0 and $7.2 million, respectively, due in the future under noncancelable leases. The minimum payments do not include the contingent rentals that may be payable under certain leases.

  Total rent expense is as follows:

                                                             ( 000's)
                                                      -------------------------
                                                       1998     1997     1996
                                                      -------  -------  -------
   Operating leases:
     Minimum rent.................................... $48,565  $48,749  $57,352
     Contingent rent.................................     209      425    1,024
     Sublease income.................................  (7,622)  (7,899)  (9,248)
                                                      -------  -------  -------
                                                       41,152   41,275   49,128
                                                      -------  -------  -------
   Capital leases:
     Sublease income.................................    (815)  (1,297)  (1,726)
                                                      -------  -------  -------
   Total............................................. $40,337  $39,978  $47,402
                                                      =======  =======  =======

  Contingent rentals are determined on the basis of a percentage of sales in excess of stipulated minimums for certain stores. Sublease income includes leased department income which is included in leased department and other operating income. Most of the leases require that the Company pay taxes, maintenance, insurance and certain operating expenses. Management expects that, in the normal course of business, expiring leases will be renewed or replaced by other leases.

  The unfavorable lease liability was recorded as part of fresh-start reporting (Note 2) and represents the estimated present value liability related to lease commitments that exceed market rents for similar locations. This liability will be amortized as a reduction of rent expense over the remaining lease terms while the associated present value discount will be amortized to interest and debt expense based on the effective interest method.

  The Company entered into a financing facility in 1994 with a special purpose entity ("SPE") and a group of banks, with Bankers Trust as Agent, that provided a $75 million financing facility for new store sites, which was to expire in 1998. On April 17, 1995, the amount under the financing facility was reduced to $45 million, of which only $30 million could be utilized in 1995. In June, 1995, the amount was further reduced to $24 million, the amount required for the two sites then under development. Under the terms of the financing facility with the SPE, the Company entered into leases with terms of up to six years. Upon expiration of the leases, the Company could purchase the properties, allow the SPE to sell the sites to an unrelated third party (subject to the residual guarantee which, in effect, guarantees 100% of the outstanding borrowings) or extend the lease term. As a result of the guarantee and the Filing, the Company included the accounts of the SPE in its consolidated financial statements. Borrowings of approximately $12.5 and $18.0 million at January 30, 1999 (prior to the Effective Date) and January 31, 1998 were included in liabilities subject to settlement (Note 2).

10. Capital Stock and Additional Paid-In Capital

  Pursuant to the Plan, reorganized Bradlees has authorized capital stock consisting of 41,000,000 shares, par value $.01 per share, consisting of 40,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. As of January 30, 1999, 10,225,711 shares of Common Stock were presumed issued under fresh-start reporting and in accordance with the Plan. The shares are being issued following consummation of the Plan. No Preferred Stock was issued.

                        BRADLEES, INC. AND SUBSIDIARIES

  Common Stock: In addition to the above shares being issued under the Plan, the following shares of Common Stock are reserved for issuance: 1,000,000 shares issuable upon exercise of outstanding warrants (see below); and 1,000,000 shares are reserved for issuance under the Stock Plan (see below and Note 11). In addition, an indeterminate number of shares can be issued upon conversion of any of the 9% Convertible Notes (Note 7).

  The holders of Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Therefore, the holders of a majority of the shares voted in the election of directors can elect all of the directors then standing for election, subject to the rights of the holders of Preferred Stock, if and when issued. The holders of Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the Company's Board of Directors. Dividends cannot be paid under the Revolver. The possible issuance of Preferred Stock with a preference over common Stock as to any future dividends could impact the dividend rights of holders of Common Stock. The holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to the Common Stock.

  All of the outstanding shares of Common Stock, all of the shares of Common Stock issuable upon exercise of the warrants and options, and all of the shares of Common Stock issuable upon conversion of the 9% Convertible Notes, are freely tradeable without restriction or further registration under the Securities act, either because such shares were issued or are issuable pursuant to the exemption provided by Section 1145 of the Bankruptcy Code and such shares are not "restricted securities" as defined in Rule 144 under the Securities Act or because the offer and resale of such shares was registered pursuant to the Company's Form S-1 Registration Statement or pursuant to a registration statement on Form S-8 as described below.

  Undesignated Preferred Stock: The Board of Directors is authorized, without further action of the stockholders, to issue up to 1,000,000 shares of Preferred Stock. Any Preferred Stock issued may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.

  Warrants and Options: On the Effective Date, a total of 1,000,000 shares of Common Stock were reserved for issuance under the Stock Plan, of which 750,000 shares will be the subject of options pursuant to the Plan. These options will be granted in May, 1999. In addition, 1,000,000 shares of Common Stock were reserved for issuance under Warrants at an exercise price of $7.00 per share. The Warrants are being issued following consummation of the Plan and will expire on February 2, 2004. The Company currently intends to file a registration statement on Form S-8 under the Securities Act to register all shares of Common Stock currently issuable pursuant to the Stock Plan.

  Prior Common Stock: The authorized capital stock of the Company prior to the Effective Date consisted of 40 million shares of common stock, par value of $0.01 per share, of which 11,310,384 shares were outstanding at January 30, 1999, prior to being canceled under the Plan, and one million shares of preferred stock, also canceled under the Plan, par value of $0.01 per share, none of which were outstanding at January 30, 1999.

  Prior to the Effective Date, the Company had a Restricted Stock Plan that provided for the award of 277,008 shares of common stock ("Restricted Stock") to certain officers and employees. At January 30, 1999, prior to the Effective Date, 13,447 shares were outstanding under the Restricted Stock Plan. The Restricted Stock Plan was terminated on the Effective Date. There were no awards of Restricted Stock since the Filing. No cash payments were required from Restricted Stock recipients and all issued shares accrued dividends, if any. In general, the shares became unrestricted under a five-year vesting schedule. All shares of Restricted Stock could vest earlier in certain circumstances (death, disability, retirement or a change of control). Shares of

                        BRADLEES, INC. AND SUBSIDIARIES

Restricted Stock which had not vested were not freely transferable and reverted to the Company upon the employee's termination.

11. Stock Options

  On the Effective Date, the Bradlees, Inc. 1999 Stock Option Plan (the "Stock Plan") became effective. Pursuant to the Plan, the Company agreed to grant options to purchase 750,000 shares of the Company's Common Stock to the Company's senior management. The options will be granted when their exercise price is determined and will vest in one-third increments beginning on the date of grant and on each of the two anniversaries of the date of grant following the date of grant. All such vested options shall be exercisable for a period of five years from the date of grant. The exercise price of these options will be the lowest ten-day rolling average of the closing price of the Company's Common Stock between April 3 and May 3, 1999 (the period between sixty and ninety days after the Effective Date). At the time of grant, any compensation expense related to these options will begin to be recorded over the vesting period. In addition, the Compensation Committee has the right to grant options with respect to 250,000 additional shares at such price and on such terms as the Compensation Committee shall determine.

  Prior to the Effective Date, the Company had a 1992 Stock Option Plan for Key Employees (the "Key Employee Plan") that provided for the grant of options for up to 1,272,283 shares of Common Stock to certain employees. The Key Employee Plan was terminated on the Effective Date. No options were granted under the Key Employee Plan since the Filing. The options were intended to qualify as incentive stock options or non-qualified stock options and generally had a three- to five-year vesting schedule. Activity in the Key Employee Plan was as follows:

                                                                Weighted Average
                                                       Shares    Exercise Price
                                                      --------  ----------------
   Outstanding at February 3, 1996...................  943,568       $12.97
   Granted...........................................      --
   Canceled.......................................... (265,790)      $13.46
   Exercised.........................................      --           --
                                                      --------       ------
   Outstanding at February 1, 1997...................  677,778       $12.78
   Granted...........................................      --           --
   Canceled.......................................... (396,753)      $13.32
   Exercised.........................................      --           --
                                                      --------       ------
   Outstanding at January 31, 1998...................  281,025       $12.30
   Granted...........................................      --           --
   Canceled/Expired..................................  (27,680)      $12.99
   Exercised.........................................      --           --
   Terminated........................................ (253,345)      $11.92
                                                      --------       ------
   Outstanding at January 30, 1999...................      --           --
                                                      ========       ======

  Prior to the Effective Date, the Company also had a 1993 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") that provided for the grant of non-qualified options for up to 100,000 shares of Common Stock to non-employee directors. In general, the options had a three-year vesting schedule. No options were issued, canceled, exercised or expired under the Directors' Plan in 1998. The Directors' Plan was terminated on the Effective Date. During 1997 and 1996, 30,000 and 15,000 options, respectively, were granted under the Directors' Plan. During both 1997 and 1996, 15,000 options were canceled. At January 31, 1998, 90,000 options under the Directors' Plan were outstanding with exercise prices ranging from $0.06 to $15.75 (weighted average exercise price was $7.02). At January 31, 1998, 45,000 of the options were exercisable at a weighted average price of $12.26 and had a weighted average remaining contractual life of 5.26 years.

                        BRADLEES, INC. AND SUBSIDIARIES

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," effective for the Company's fiscal year beginning February 4, 1996. SFAS No. 123 encourages but does not require the recognition of compensation expense for the fair value of stock option and other equity instruments issued to employees. If the fair-value provisions of SFAS No. 123 are not adopted, certain pro forma amounts of net earnings and earnings per share that would have been reported had these provisions been adopted are required to be disclosed, if material. The Company continues to account for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. The difference between accounting for stock-based compensation under APB No. 25 and SFAS No. 123 was not material for 1998, 1997 and 1996, and accordingly the pro forma disclosures have been omitted.

12. Employee Benefit Plans

  In 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Post-Retirement Benefits", which revised disclosures about pension and other post-retirement benefit plans. The following information is provided in accordance with the requirements of SFAS No. 132.

  Pension plans: Certain union employees are covered by multi-employer defined benefit plans. Expenses for these plans were $.8 million in 1998, $.9 million for 1997 and $1.1 million for 1996.

  The Company has a qualified, noncontributory defined benefit pension plan for employees not participating in multi-employer plans. Plan benefits are based on the participant's compensation and/or years of service. The Company funds the net pension costs each year. The plan assets are held in a master trust fund, which invests primarily in equity, fixed income securities and cash and cash equivalents. Effective December 31, 1998, benefit accruals for specified employees were frozen and the Company instituted an employer matching contribution at that time under its 401(k) plan (see below). The freeze triggered a curtailment gain of $6.2 million in November, 1998 and the plan liabilities and assets were remeasured with the associated net impact included in the curtailment gain. In addition, purchase accounting was applied at January 30, 1999 (Note 2), resulting in immediate recognition of all previously unrecognized liabilities and a charge of $5.7 million that was included in the fresh-start revaluation charge.

  The Company has several nonqualified, noncontributory defined benefit plans for the benefit of certain highly compensated employees. The plans are unfunded and benefits paid under the plans are based on years of service and employees' compensation. Effective December 31, 1998, benefit accruals for specified employees were frozen under the Company's qualified pension plan (see above). The Supplemental Executive Retirement Plan ("SERP") benefits were adjusted accordingly to reflect the change in future qualified pension benefits. In addition, purchase accounting was applied at January 30, 1999 to immediately write-off the intangible SERP asset and the associated additional liability and to recognize all previously unrecognized liabilities, resulting in a charge of $1.1 million that was included in the fresh-start revaluation charge.

  The components of net pension costs (prior to fresh-start reporting) for the qualified and non-qualified plans were as follows:

                                                             (000's)
                                                     --------------------------
                                                       1998     1997     1996
                                                     --------  -------  -------
   Service costs.................................... $  3,599  $ 3,272  $ 3,897
   Interest costs...................................    5,503    5,054    4,909
   Return on plan assets............................  (12,691)  (9,566)  (7,617)
   Net amortization and deferral....................    6,762    4,177    2,993
   Curtailment (gain) loss..........................   (6,207)     126      554
   Special termination benefits.....................      --      (359)     782
                                                     --------  -------  -------
   Net pension (benefit) cost....................... $ (3,034) $ 2,704  $ 5,518
                                                     ========  =======  =======

                        BRADLEES, INC. AND SUBSIDIARIES

  The funded status (after fresh-start reporting in 1998) was as follows:

                                                       (000's)
                            -------------------------------------------------------------
                                   January 30, 1999               January 31, 1998
                            ------------------------------ ------------------------------
                                                Non-                           Non-
                            Qualified Plan Qualified Plans Qualified Plan Qualified Plans
                            -------------- --------------- -------------- ---------------
   Actuarial present value
    of:
    Vested benefit
     obligation............    $71,974         $ 2,697        $61,504         $ 3,046
                               =======         =======        =======         =======
   Accumulated benefit
    obligation.............    $73,328         $ 3,077        $62,656         $ 3,490
                               =======         =======        =======         =======
   Projected benefit
    obligation.............     73,429           4,458         72,233           4,236
   Plan assets at fair
    value..................     77,597             --          68,611             --
                               -------         -------        -------         -------
    Projected benefit
     obligation less than
     (greater than) plan
     assets................      4,168          (4,458)        (3,622)         (4,236)
   Unrecognized prior
    service cost...........        --              --             518           1,434
   Unrecognized transition
    obligation.............        --              --             --              102
   Unrecognized net (gain)
    loss...................        --              --          (2,740)            435
   Additional minimum
    liability (recorded as
    other assets)..........        --              --             --           (1,225)
                               -------         -------        -------         -------
   Prepaid pension cost
    (accrued pension
    liability).............    $ 4,168         ($4,458)       ($5,844)        ($3,490)
                               =======         =======        =======         =======

  The curtailment losses and special termination benefits in 1997 and 1996 resulted from the employment terminations of several executives and the closing of stores. These costs in 1996 were primarily included in termination benefits as part of reorganization items (Note 8). Certain portions ($1.2 million) of the nonqualified plans' accrued pension liability at January 31, 1998 related to pre-petition employment contracts and were included in liabilities subject to settlement under the reorganization case. These amounts totaled $1.7 million at January 30, 1999 prior to the Effective Date and are presented as a 1998 non-qualified plan curtailment amount below since these amounts are being settled under the Plan (Note 2) and were included in the extraordinary gain on debt discharge.

  Summarized information about the changes in the plans' benefit obligations and assets (including the effect of fresh-start reporting in 1998) and about the assumptions used in determining the plans' information is as follows:

                                                    (000's)
                         -------------------------------------------------------------
                                      1998                           1997
                         ------------------------------ ------------------------------
                                             Non-                           Non-
                         Qualified Plan Qualified Plans Qualified Plan Qualified Plans
                         -------------- --------------- -------------- ---------------
Change in benefit
 obligation:
 Benefit obligation at
  beginning of year.....    $72,233         $ 4,236        $66,978         $ 5,126
 Service cost...........      2,952             648          2,813             460
 Interest cost..........      5,123             380          4,836             218
 Amendments.............         11             351            --              --
 Actuarial loss (gain)
  and assumption
  changes...............      6,522             546            886             512
 Expenses paid..........       (556)            --            (634)            --
 Benefits paid..........     (3,149)            (12)        (2,646)         (1,721)
 Curtailment............     (9,707)         (1,691)           --              --
 Special termination
  benefits..............        --              --             --             (359)
                            -------         -------        -------         -------
 Benefit obligation at
  end of year...........    $73,429         $ 4,458        $72,233         $ 4,236
                            =======         =======        =======         =======
Change in plan assets:
 Fair value at beginning
  of year...............     68,611             --          62,325             --
 Actual return on plan
  assets................     12,691             --           9,566             --
 Expenses paid..........       (556)            --            (634)            --
 Benefits paid..........     (3,149)            --          (2,646)            --
                            -------         -------        -------         -------
 Fair value of plan
  assets at end of
  year..................    $77,597         $   --         $68,611         $   --
                            =======         =======        =======         =======
Weighted average
 assumptions at the end
 of the year:
 Discount rate..........       6.50%           6.50%          7.00%           7.00%
 Expected return on plan
  assets................       9.25%            N/A           9.25%            N/A
 Rate of compensation
  increase..............       3.50%           4.00%          4.09%           4.25%

                        BRADLEES, INC. AND SUBSIDIARIES

  Defined Contribution Plan: The Company has a 401(k) plan for all active employees in eligible job categories. Employees may contribute a portion of their salary to the plan. The Company's contributions to the plan, which were suspended in 1996 and reinstated in January, 1999, are in the form of cash and based on a percentage of employee contributions. There was no plan expense in 1997 and 1996, as compared to $0.1 million for the one month of 1998.

  Post-retirement Plan: The Company provides certain health care and life insurance benefits for certain retired non-union employees meeting age and service requirements. The Company accounts for the post-retirement plan in accordance with SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions," which requires the Company to accrue the estimated cost of retiree benefit payments during the years the employee provides services. The Company's post-retirement benefits are funded on a current basis.

  The SFAS No. 106 valuations at January 30, 1999 and January 31, 1998 reflect changes that were effective January 1, 1998. The changes represent the elimination of future benefits for active employees who do not become eligible by January 1, 2000, and a phase-out of the Company contributions over two years (at 50% per year beginning January 1, 1999) towards the cost of providing medical benefits to eligible retirees. In addition, purchase accounting was applied at January 30, 1999 to immediately recognize all previously unrecognized liabilities, resulting in a credit of approximately $2 million that was included in the fresh-start revaluation charge.

  The status of the plan (after fresh-start reporting in 1998) was as follows:

                                                         (000's)
                                            ---------------------------------
                                            January 30, 1999 January 31, 1998
                                            ---------------- ----------------
   Accumulated post-retirement benefit
    obligation for:
    Retirees...............................     $   915          $   733
    Fully elibible actives.................         430              536
    Other actives..........................         153              439
                                                -------          -------
                                                  1,498            1,708
   Plan assets at fair value...............         --               --
                                                -------          -------
   Funded status...........................      (1,498)          (1,708)
   Unrecognized prior service..............         --            (5,189)
   Unrecognized net gain...................         --            (2,513)
                                                -------          -------
   Accrued post-retirement benefit cost....     $(1,498)         $(9,410)
                                                =======          =======

  Net post-retirement benefit (prior to fresh-start reporting) was as follows:

                                                               (000's)
                                                        -----------------------
                                                         1998     1997    1996
                                                        -------  -------  -----
   Service cost........................................ $     8  $   172  $ 241
   Interest cost.......................................     102      429    540
   Amortization, net...................................  (5,681)  (1,359)  (877)
   Curtailment gain....................................     --    (3,939)   --
                                                        -------  -------  -----
   Net benefit......................................... $(5,571) $(4,697) $ (96)
                                                        =======  =======  =====

  Summarized information (including the effect of fresh-start reporting) about the changes in the plan benefit obligation (there are no plan assets) is as follows:

                        BRADLEES, INC. AND SUBSIDIARIES

                                                                (000's)
                                                             ---------------
                                                              1998    1997
                                                             ------  -------
   Change in Accumulated Post-Retirement Benefit Obligation
    (APBO):
    APBO at beginning of year............................... $1,708  $ 7,867
    Service cost............................................      8      173
    Interest cost...........................................    102      428
    Amendments..............................................   (304)  (4,925)
    Actuarial loss (gain) and assumption changes............    345   (1,560)
    Benefits paid...........................................   (361)    (275)
                                                             ------  -------
    APBO at end of year..................................... $1,498  $ 1,708
                                                             ======  =======

  Assumptions used in determining the plan information were as follows:

                                                                     1998  1997
                                                                     ----  ----
   Discount rate.................................................... 6.50% 7.00%
   Expected return on plan assets...................................  N/A   N/A
   Rate of compensation increase (life ins.)........................ 4.00% 4.25%

  The assumed health care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 7.50% for 1998 (5.50% for post-65 coverage) grading down to 4.00% over 10 years and 8.70% for 1997 (6.25% for post-65 coverage) grading down to 4.25% over 10 years. A one percentage point change in the health care cost trend rate would have had the following effects:

                                                                (000's)
                                                         ---------------------
                                                         One Percentage Point
                                                         ---------------------
                                                          Increase   Decrease
                                                         ---------- ----------
   Effect on total service and interest cost
    components..........................................       $ 2        $ 2
   Effect on accumulated benefit obligation.............       $29        $20

13. Income Taxes

  There was no income tax expense or benefit in 1998, 1997 or 1996.

  The income tax expense (benefit) differs from the amount computed by applying the statutory Federal income tax rates to the earnings (loss) before income taxes as follows:

                                                       1998    1997    1996
                                                       -----   -----   -----
   Statutory rate.....................................  35.0%  (35.0)% (35.0)%
   State income taxes, net of Federal income tax
    benefit...........................................   0.0%   (4.0)%  (6.4)%
   Non-includible fresh-start accounting gain......... (36.4)%   --      --
   Non-deductible professional fees...................   1.0%   14.5%    1.5%
   Non-deductible compensation........................   0.4%    --      1.5%
   Valuation allowance................................   --     24.5%   38.4%
                                                       -----   -----   -----
                                                           0%      0%      0%
                                                       =====   =====   =====

                        BRADLEES, INC. AND SUBSIDIARIES

  Deferred taxes represent the differences between financial statement amounts and the tax bases of assets and liabilities. Deferred tax liabilities (assets) are as follows:

                                                                 (000's)
                                                            -------------------
                                                              1998      1997
                                                            --------  ---------
   Lease interests......................................... $  6,639  $  51,399
   Inventories.............................................    4,221     11,854
   Other...................................................      --       3,295
                                                            --------  ---------
   Total liabilities.......................................   10,860     66,548
                                                            --------  ---------
   Net operating loss carryforwards........................  (29,065)  (105,917)
   Self-insurance accruals.................................   (8,029)    (8,602)
   Rejected lease claims...................................      --     (20,350)
   Post-retirement benefits................................   (3,231)    (3,704)
   Closing costs...........................................   (2,072)    (2,902)
   Property, plant and equipment, net......................  (24,216)    (3,233)
   Capital leases..........................................   (6,358)   (10,708)
   Vacation pay............................................   (1,814)    (2,636)
   Alternative minimum tax credit carryforwards............   (3,316)    (2,144)
   Other...................................................   (3,900)    (3,182)
                                                            --------  ---------
                                                             (82,001)  (163,378)
   Valuation allowance.....................................   71,141    105,411
                                                            --------  ---------
   Total assets............................................  (10,860)   (57,967)
                                                            --------  ---------
   Net deferred tax liability.............................. $    --   $   8,581
                                                            ========  =========

  At January 30, 1999, the Company had net operating loss carryforwards of approximately $75.2 million for Federal income tax purposes which will expire beginning in fiscal year 2010 and alternative minimum tax credit carryforwards of $3.3 million which are available to reduce future Federal regular income taxes over an indefinite period. As a result of the Company's emergence from Chapter 11, a portion of the net operating loss carryforwards were reduced by the cancellation of indebtedness income recognized. Also, a change in ownership occurred on the Effective Date (due to the issuance of new stock) which will result in a limitation on the remaining amounts of net operating loss and tax credit carryforwards that can be utilized each year. This annual limitation will be based primarily on the equity value of reorganized Bradlees under
Section 382 of the Internal Revenue Code of 1986. Any tax benefits realized for book purposes after the Effective Date resulting only from pre-emergence net operating loss and tax credit carryforwards will have to be reported as an addition to paid-in capital.

  The Company had a valuation allowance of $71.1 million against deferred tax assets at January 31, 1999. The realization of the deferred tax assets is dependent upon future taxable income during the Federal and State carryforward periods.

14. Commitments and Contingencies

  General: The Company is party to various legal actions and administrative proceedings and subject to various claims arising in the ordinary course of business. The Company believes that the disposition of these matters will not have a material adverse effect on its financial position, results of operations or liquidity.

  Trade Vendors'Lien: On the Effective Date, the Company entered into an agreement for the benefit of its trade vendors which grants such trade vendors a subordinated security interest in the Company's inventory (the "Trade Vendors' Lien"). The Trade Vendors' Lien, which is subordinated to the lien securing the Revolver (Note 7), attaches to the Company's inventory (but not any other assets). The Trade Vendors' Lien shall

                        BRADLEES, INC. AND SUBSIDIARIES
terminate on the earliest to occur of (i) two years after the Effective Date,
(ii) at the sole option of the Company, the date on which the ratio of the amount of accounts payable to the amount of inventory computed on a cost basis, for any rolling three-month period is more than five percentage points less than such ratio on a comparable store basis for the same period in the prior year, (iii) the consummation of a transaction pursuant to which the Company merges or otherwise combines with another company or companies, (iv) at the sole option of the Company, as to any individual trade vendor, at such time as such vendor fails to provide merchandise to the Company on terms which are at least as favorable as the credit terms under which such vendor provided merchandise in the year prior to the Effective Date and (v) at the sole option of the Company, as to any individual trade vendor that initially provides retail merchandise after the Effective Date, at such time as such vendor fails to provide retail merchandise on terms which are as favorable as the initial credit terms which such vendor provided retail merchandise to the reorganized Bradlees; provided, however, that any termination by the Company of the Trade Vendors' Lien will not be effective until the thirtieth (30th) day after the Company gives (a) actual notice to the Trade Vendors' Collateral Agent (as defined) and (b) (x) in the case of trade vendors generally, notice by publication in The New York Times (national edition), of its intent to terminate the Trade Vendors' Lien and actual notice to trade vendors to whom amounts are then due and owing, or (y) in the case of an individual trade vendor, actual notice of such termination to the trade vendor whose Trade Vendors' Lien the Company proposes to terminate.

  Corporate Bonus Plan: In February, 1997 the Company adopted the Corporate Bonus Plan (the "Corporate Bonus Plan") that was approved by the Bankruptcy Court. The Corporate Bonus Plan provides incentives and rewards for (i) performance of key employees that meets or exceeds expectations and (ii) attainment of threshold performance measurements tied directly to the Company's annual business plan. For each $5 million of EBITDA improvement, net of the provision for the additional earned bonuses, over the amount projected, the award increases by 25% of the base award up to a maximum increase of 100% of the award. In addition, a discretionary fund in the amount of $500,000 is available to provide bonuses to (a) non-bonus eligible employees based upon performance regardless of whether the Company achieves its target performance level and (b) bonus eligible employees based on performance if the Company does not achieve its target performance level.

  Under the Corporate Bonus Plan, the Company had to obtain a minimum EBITDA (as defined) of $32.0 million in 1998 and $28.1 million in 1997, net of the anticipated costs of the Corporate Bonus Plan, in order for any employee to be eligible for 100% of an award (except for the discretionary fund mentioned above). The Company achieved the minimum EBITDA in 1998 and in 1997 and, accordingly, recorded provisions of approximately $4.8 and $4.0 million for such bonuses in 1998 and 1997, respectively, that were included in selling, store operating, administrative and distribution expenses. The 1998 and 1997 bonuses were paid in April, 1999 and April, 1998, respectively.

  Management Emergence Bonus Plan: On the Effective Date, certain executives were selected to participate in the Company's Management Emergence Bonus Plan (the "Emergence Bonus Plan"). The aggregate amount payable to these employees under the Emergence Bonus Plan is $3 million and a provision for such was accrued in January, 1999. One million dollars of this was paid on the Effective Date. The remaining $2 million will be paid on the later of (a) the one-year anniversary of the Effective Date and (b) the date upon which the 9% Convertible Notes (Note 7) are fully paid or converted to equity. No payments will be made under the Emergence Bonus Plan if there exists any continuing default under the Revolver or its successor. If an employee leaves the Company for any reason, other than an involuntary termination without Cause (as defined) or a voluntary termination for Good Reason (as defined), within one year of receiving a payment under the Emergence Bonus Plan, the payment shall be subject to partial or total recoupment. If an employee is involuntarily terminated without Cause, voluntarily leaves for Good Reason, or leaves due to death or disability, then the employee does not have to return any payments under the Emergence Bonus Plan and is

                        BRADLEES, INC. AND SUBSIDIARIES
entitled to receive any portion of the payments to be made under the Emergence Bonus Plan within 30 days after the date of termination of employment.

  CEO Contract: The Company entered into a three-year employment agreement with its current CEO, Mr. Thorner, commencing as of October 26, 1995 and amended as of November 7, 1997. This employment agreement is automatically extended for one additional year each year unless either party gives the other party written notice of its election not to extend the contract. Under the agreement, Mr. Thorner is entitled to an annual incentive award of 55% of his base salary pursuant to the Corporate Bonus Plan (see above). The annual incentive award could be increased to 110% of Mr. Thorner's base salary if certain maximum performance goals are met under the Corporate Bonus Plan. The agreement also provides for certain retirement benefits, for reimbursement of certain legal, annual financial counseling and relocation expenses and participation in the Company's employee benefit plans. The employment agreement also provides that in the event of Mr. Thorner's termination of employment by the Company (including following a change in control of the Company) without Cause or Good Reason (as defined), Mr. Thorner would generally be entitled to all payments and benefits called for under the agreement for the remainder of its term.

  Severance Program: In August, 1995 the Company adopted, and in November, 1995 the Bankruptcy Court approved, a severance program (the "Severance Program") that covers all officers, Vice President and above, and certain other employees of the Company, but not including Mr. Thorner who has a separate employment agreement (see above). If the employment of any participant in the Severance Program is terminated other than for cause, death, disability or by the employee, then salary is guaranteed, subject to mitigation by other employment, for up to eighteen months for the President, Executive Vice Presidents and Senior Vice Presidents, twelve months for Vice Presidents, and six months for certain other employees, and a lump-sum payment equal to six months of salary is paid to certain other employees. Certain participants would also receive a lump-sum payment equal to the amount of any incentive payment for the fiscal year in which the termination occurred (the "Severance Lump Sum").

  If the employment of any participant is terminated other than for Cause (as defined), death, disability or retirement, or is terminated under certain other circumstances, within one year following a change of control of the Company, the employee will receive a lump-sum payment. The payment is the Severance Lump Sum amount plus one and one-half times the annual salary in effect immediately prior to the change of control (the "Annual Salary") for the President and Senior Vice Presidents, one times the Annual Salary for Vice Presidents and one-half times the Annual Salary for certain other employees. For purposes of the Severance Program, a change of control includes but is not limited to the acquisition by any person of beneficial ownership of 50% or more of the Company's outstanding voting securities, or the failure of the individuals who constituted the Board of Directors in August, 1995 to continue to constitute a majority of the Board unless the election of the new directors has been approved by the incumbent directors. Consummation of the Plan did not constitute a change of control under the Severance Program.

15. Changes in Accounting Estimates

  As discussed in Note 3, the Company is primarily self-insured for workers' compensation and general liability costs. Actuarial studies of the self-insurance reserves were completed in the third quarter of 1998 and 1997, using a discount rate of 6.0% (the same rate used at January 31, 1998 and February 1, 1997), and also in the third quarter of 1996, using a discount rate of 6.0% compared to 5.3% at February 3, 1996. As a result of the studies, the self-insurance reserves were reduced by $3.6 million in the third quarter of 1997 with a corresponding reduction in SG&A expenses (selling, store operating, administrative and distribution expenses) and by $5.0 million in the third quarter of 1996 with corresponding reductions of $4.2 and $.8 million in SG&A expenses and interest expense, respectively. The reductions in the self-insurance reserves were primarily the result of aggressive claims management and safety initiatives.

                        BRADLEES, INC. AND SUBSIDIARIES

  The Company changed its vacation pay vesting policy for certain pay groups in December, 1997, whereby the employees in those pay groups now earn their vacation pay entitlements over the course of each calendar year worked (similar to industry practice) rather than being fully vested on the first day of each calendar year. As a result of this change, $4.5 million of the Company's vacation pay reserves as of January 1, 1998 was eliminated with a corresponding credit in SG&A expenses.

16. Summary of Quarterly Results (Unaudited)

                                ($ in thousands except per share data)
                            -------------------------------------------------
                             First     Second    Third     Fourth
                            Quarter   Quarter   Quarter   Quarter    Total
                            --------  --------  --------  -------- ----------
Year Ended January 30,
 1999:
Net sales.................. $283,871  $310,381  $312,133  $430,812 $1,337,197
Gross margin...............   79,670    96,593    94,739   122,101    393,103
Net income (loss)..........  (24,653)   (2,722)   (7,207)  320,532    285,950
Net income (loss) per
 share..................... $  (2.18) $  (0.24) $  (0.64)        *          *
Weeks in period............       13        13        13        13         52
Year Ended January 31,
 1998:
Net sales.................. $267,371  $297,416  $330,433  $449,224 $1,344,444
Gross margin...............   79,658    92,936    97,104   126,658    396,357
Net income (loss)..........  (31,993)  (16,864)      376    25,925    (22,557)
Net income (loss) per
 share..................... $  (2.81) $  (1.48) $   0.03  $   2.29 $    (1.98)
Weeks in period............       13        13        13        13         52

* Earnings per share is not presented for the quarter and fiscal year ended January 30, 1999 because such presentation would not be meaningful. The former stock was canceled under the Plan and the new stock was not issued until after consummation.

17. Summarized Financial Information for Bradlees Stores, Inc. and New Horizons of Yonkers, Inc.

  Under the Plan, Bradlees, Inc. issued securities and Bradlees Stores, Inc. issued certain debt. Bradlees, Inc. operates its stores through Bradlees Stores, Inc., an indirect wholly-owned subsidiary. Bradlees, Inc. is guaranteeing the debt issued by Bradlees Stores, Inc. Substantially all of the assets of the Company, on a consolidated basis, are held by Bradlees Stores, Inc. The following summarized financial information of Bradlees Stores, Inc. is presented in accordance with SEC Staff Accounting Bulletin 53 and Regulation S-X Rule 1-02 (bb):

                                                          (000's)
                                             ---------------------------------
                                             January 30, 1999 January 31, 1998
                                             ---------------- ----------------
   Current Assets...........................     $263,810         $286,332
   Due from New Horizons of Yonkers, Inc....       14,000              --
   Noncurrent Assets........................      199,941          302,286
   Current Liabilities......................      271,628          246,687
   Payable to Bradlees, Inc.................       55,000          189,881
   Noncurrent Liabilities...................      137,123           72,324
   Liabilities Subject to Settlement Under
    the Reorganization Case.................     $    --          $341,874

                        BRADLEES, INC. AND SUBSIDIARIES

                                                  (000's)
                             --------------------------------------------------
                              52 Weeks ended   52 Weeks ended   52 Weeks ended
                             January 30, 1999 January 31, 1998 February 1, 1997
                             ---------------- ---------------- ----------------
   Net Sales...............     $1,337,197       $1,344,444       $1,561,718
   Gross Margin............        393,103          396,357          434,067
   Earnings (Loss) from
    Continuing Operations..         65,552          (22,620)        (218,726)
   Net Earnings (Loss).....     $   65,552       $  (22,620)      $ (218,726)

  Upon confirmation of the Plan, Bradlees, Inc. contributed a portion of its intercompany receivable to the capital of Bradlees Stores, Inc. so that $96 million was allowed as the final intercompany claim. A major portion ($220.2 million) of the extraordinary gain on debt discharge presented in the Company's consolidated statement of operations for 1998 was allocated to Bradlees, Inc. as a result of the settlement of the 2002 and 2003 Notes (Note 7).

  New Horizons of Yonkers, Inc., a subsidiary of Bradlees Stores, Inc., is the lessee of Bradlees' Yonkers, New York store lease, which it subleases to Bradlees Stores, Inc. New Horizons of Yonkers, Inc.'s financial activity was primarily limited to rent expense under the lease and rental income from the sublease during the periods presented. New Horizons of Yonkers, Inc., which remained in Chapter 11 to facilitate the planned disposition of its leasehold interest, is also fully and unconditionally guaranteeing the debt issued by Bradlees Stores, Inc. The following summarized financial information of new Horizons of Yonkers, Inc. is presented in accordance with SEC Staff Accounting bulletin 53 and Regulation S-X Rule 1-02 (bb):

                                                            (000's)
                                               ---------------------------------
                                               January 30, 1999 January 31, 1998
                                               ---------------- ----------------
   Asset Held for Sale........................     $14,000            $--
   Due to Bradlees Stores, Inc................      13,999               1
   Stockholders' Equity.......................     $     1            $  1

                                                  (000's)
                             --------------------------------------------------
                              52 Weeks ended   52 Weeks ended   52 Weeks ended
                             January 30, 1999 January 31, 1998 February 1, 1997
                             ---------------- ---------------- ----------------
   Rental Income...........        $588             $588           $   588
   Rent Expense............         588              588               588
   Impairment of Long-Lived
    Assets (Lease
    Acquisition Costs).....        $--              $--            $15,793

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  Prospective investors may rely only on the information contained in this Prospectus. Neither Bradlees, Inc. nor Bradlees Stores, Inc. has authorized anyone to provide prospective investors with information different from that contained in this Prospectus. This Prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this Prospectus is correct only as of the date of this Prospectus, regardless of the time of the delivery of this Prospectus or any sale of these securities.

  No action is being taken in any jurisdiction outside the United States to permit a public offering of the Securities or possession or distribution of this Prospectus in any such jurisdiction. Persons who come into possession of this Prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this Offering and the distribution of this Prospectus applicable in that jurisdiction.

                                ---------------

                               TABLE OF CONTENTS

                                                                          Page
Prospectus Summary.......................................................   2
Risk Factors.............................................................   8
The Company..............................................................  16
Use of Proceeds..........................................................  21
Market Price of Common Stock and Dividend Policy.........................  21
Capitalization...........................................................  22
Selected Financial Data..................................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  28
Business.................................................................  35
Management...............................................................  40
Principal Stockholders...................................................  49
Certain Relationships and Related Transactions...........................  51
Selling Securityholders..................................................  51
Plan of Distribution.....................................................  52
Shares Eligible for Future Sale..........................................  53
Terms of Outstanding Indebtedness........................................  53
Description of the 9% Convertible Notes..................................  55
Description of Capital Stock.............................................  62
Legal Matters............................................................  65
Experts..................................................................  65
Additional Information...................................................  65
Index to Financial Statements............................................ F-1

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                                BRADLEES, INC.
                             BRADLEES STORES, INC.
                       and New Horizons of Yonkers, Inc.


                       7,267,424 Shares of Common Stock

                       $36,000,000 9% Convertible Notes


                                ---------------
                                  PROSPECTUS

                                ---------------


                                 June 25, 1999

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